Exhibit 99.1

ANNUAL MEETING MARCH 3, 2009 BANK OF MONTREAL
Notice of Annual
Meeting of Shareholders
and Proxy Circular

YOUR VOTE COUNTS...
Registered Shareholders
If your shares are registered in your own name, you are a registered shareholder.
You will have received a form of proxy from Bank of Montreal’s transfer agent, Computershare Trust Company of Canada. Complete, sign and mail your form of proxy in the postage prepaid envelope provided or fax it to the number indicated on the form. To vote in person at the meeting, see page 3 of the Proxy Circular.
Non-Registered Shareholders
If your shares are held in a brokerage account or through a trustee, a financial institution or another nominee, you are a non-registered shareholder.
You will have received a request for voting instructions from your broker or other nominee. Follow the instructions on your voting instruction form to vote by telephone, Internet or fax, or complete, sign and mail the voting instruction form in the postage prepaid envelope provided. To vote in person at the meeting, see the box on page 4 of the Proxy Circular.
Table of Contents

Invitation to Shareholders	1

Notice of Annual Meeting of Shareholders of Bank of Montreal	2

Proxy Circular

Q&A on Proxy Voting	3

Business of the Meeting
Financial Statements	5
Election of the Board of Directors	5
Appointment of Shareholders’ Auditors	5
Amendment to the Bank’s Stock Option Plan	5
Amendment and Restatement of
Special By-Law “A” – Remuneration of Directors	6
Shareholder Proposals	6

Nominees for Election to Board of Directors	7

Board of Directors Compensation/Attendance	16

Reports
Audit Committee	19
Governance and Nominating Committee	21
Risk Review Committee	22
Human Resources and Management Compensation Committee	23

Executive Compensation Discussion and Analysis	25

Executive Compensation	34

Indebtedness of Directors and Executive Officers	42

Directors’ and Officers’ Insurance	42

Additional Information	43

Contacting the Board of Directors	43

Directors’ Approval	43

Schedule 1

Statement of Corporate Governance Practices including Appendix A – Board Mandate	44

Schedule 2

Shareholder Proposals	52

Invitation to Shareholders
It is our great pleasure to invite you to join the
Bank of Montreal Board of Directors and senior
leadership team at our Annual Meeting of
Shareholders on March 3, 2009. It will take place
in St. John’s, Newfoundland and Labrador, at
the Sheraton Hotel Newfoundland.
This important meeting is your opportunity to hear a first-hand accounting of BMO’s performance to date and our plans for the future – and for us to respond to any questions you may have. We encourage you to attend in person.
This meeting is also your opportunity to vote on the important issues we face. Whether or not you plan to attend in person, please exercise the power of your proxy vote through the simple procedure that is explained in this Proxy Circular. We urge you to make your vote count.
Live coverage of the meeting will be available on our web site, www.bmo.com. Following the meeting, a recording of the proceedings will be available online, where you will also find the full text of the 2008 Annual Report, our quarterly results, presentations to the investment community, and other useful information about BMO.
Directors and management never lose sight of the fact that we guide this enterprise on behalf of you, our shareholders. We look forward to your participation in our deliberations on March 3.
Sincerely,

David A. Galloway	William A. Downe
Chairman of the Board	President and Chief Executive Officer
January 13, 2009
Bank of Montreal Proxy Circular    |    1

Notice of Annual Meeting of
Shareholders of Bank of Montreal
The Annual Meeting of Shareholders of Bank of Montreal will commence at 9:30 a.m. (Newfoundland Standard Time) on Tuesday, March 3, 2009 at the Sheraton Hotel Newfoundland, 115 Cavendish Square, St. John’s, Newfoundland and Labrador, and will have the following purposes:
1.	To receive the financial statements of Bank of Montreal (the “Bank”) for the year ended October 31, 2008 and the shareholders’ auditors’ report on those statements;

2.	To elect the Board of Directors for 2009;

3.	To appoint shareholders’ auditors for 2009;

4.	To consider and, if deemed fit, approve amendments to the Bank of Montreal Amended and Restated Stock Option Plan;

5.	To consider and, if deemed fit, approve a special resolution related to the amendment and restatement of Special By-Law “A” – Remuneration of Directors;

6.	To consider the shareholder proposals attached as Schedule 2 of the Proxy Circular; and

7.	To transact any other business properly before the meeting.
Shareholders as at January 13, 2009 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the Annual Meeting of Shareholders is 540,703,807, such number being the total number of Common Shares of the Bank outstanding on January 13, 2009.
Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided, or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries. For your vote to be recorded, your proxy must be received by Computershare Trust Company of Canada, by fax at the numbers noted above, or by mail at its Toronto office, no later than 5:00 p.m. (Eastern Standard Time) on Monday, March 2, 2009.
By order of the Board of Directors,
Blair F. Morrison
Vice-President and Corporate Secretary
January 13, 2009
*	The actual number of eligible votes may be less due to voting restrictions set forth in the Bank Act as described on page 3 in the answer to the question “Who is entitled to vote?”
2   |   Bank of Montreal Proxy Circular

Proxy Circular
Q&A on Proxy Voting
This Proxy Circular is dated January 2, 2009 and all information is as at this date, unless otherwise indicated.
Q:	What am I voting on?

A:	Common Shareholders are voting on the election of directors to the Board of the Bank for 2009, the appointment of shareholders’ auditors for the Bank for 2009, the amendments to the Bank’s Stock Option Plan, the amendment and restatement of Special By-Law “A” – Remuneration of Directors, and shareholder proposals.

Q:	Who is entitled to vote?

A:	Shareholders as at the close of business on January 13, 2009 are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders of the Bank of Montreal, except shares of the Bank which are beneficially owned by: the Government of Canada or of a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

Q:	How do I vote?

A:	If you are a registered shareholder, you may vote in person at the meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?

A:	If you are a registered shareholder and plan to attend the meeting on March 3, 2009 and wish to vote your shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

If your shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	Who is soliciting my proxy?

A:	The enclosed form of proxy is being solicited by management of Bank of Montreal and the associated costs will be borne by the Bank. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of the Bank and/or Computershare Trust Company of Canada. The Bank will also use the services of an outside agency, Georgeson Shareholder Communications Canada, Inc., to solicit proxies, at a cost to the Bank of up to approximately $40,000 plus additional charges related to telephone calls.
Q:	What if I sign the form of proxy enclosed with this circular?

A:	Signing the enclosed form of proxy gives authority to David Galloway or William Downe, each of whom is a director of the Bank, or to another person you have appointed, to vote your shares at the meeting.

Q:	Can I appoint someone other than these directors to vote my shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?

A:	Return it to the Bank’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, or by fax to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries, so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Monday, March 2, 2009. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Corporate Secretary of the Bank at the following address no later than 5:00 p.m. (Eastern Standard Time) on Monday, March 2, 2009 or to the Chairman on the day of the meeting, Tuesday, March 3, 2009, or any adjournment of the meeting.

Bank of Montreal Corporate Secretary’s Department 19th Floor, 1 First Canadian Place Toronto, Ontario M5X 1A1 Attention: Blair F. Morrison, Vice-President and Corporate Secretary Fax: 416-867-6793

Bank of Montreal Proxy Circular   |   3

Q:	How will my shares be voted if I give my proxy?

A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies appointing the persons named in the form of proxy will be voted in favour of the election of directors to the Board, the appointment of shareholders’ auditors, the amendments to the Bank’s Stock Option Plan, and the amendment and restatement of Special By-Law “A” – Remuneration of Directors, and against the shareholder proposals set out in Schedule 2 of this Proxy Circular.

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?

A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal and with respect to other matters which may properly come before the meeting.

At the time of printing this Proxy Circular, management of the Bank knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many shares are entitled to vote?

A:	As of January 13, 2009, there were outstanding 540,703,807 Common Shares of the Bank. Subject to the terms of the Bank Act restricting the voting of shares (see “Who is entitled to vote?” on page 3), each registered shareholder has one vote for each Common Share held at the close of business on January 13, 2009.

To the knowledge of the directors and officers of the Bank, as of January 2, 2009, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the outstanding Common Shares of the Bank.

Q:	How will the votes be counted?

A:	Except as provided in the Bank Act, each question brought before the meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the meeting is entitled to a second or casting vote.

Q:	Who counts the votes?

A:	The Bank’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Bank to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Bank only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.
Q:	If I need to contact the transfer agent, how do I reach them?

A:	For general shareholder enquiries, you can contact the transfer agent by mail at:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
or by telephone:
          within Canada and the United States at 1-800-340-5021
          and from all other countries at 514-982-7800
or by fax:
          within Canada and the United States at 1-888-453-0330
          and from all other countries at 416-263-9394
or by e-mail at:
service@computershare.com

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A:	There are two ways you can vote your shares held by your nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold.

For your shares to be voted, please follow the voting instructions provided by your nominee.

Since the Bank does not have unrestricted access to the names of its non-registered shareholders, if you attend the meeting, the Bank may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return same by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.
Q:	What is the final date to submit a shareholder proposal for the next Annual Meeting?

A:	The final date for submitting shareholder proposals to the Bank for the next annual meeting is October 15, 2009.

4    |    Bank of Montreal Proxy Circular

Business of the Meeting
1. Financial Statements
The Consolidated Financial Statements for the year ended October 31, 2008 are included in the 2008 Annual Report.
2. Election of the Board of Directors
The 16 nominees proposed for election as directors of the Bank are listed beginning on page 7. All are currently directors of the Bank. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed.
          Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 7. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.
Majority Voting for Directors
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation will be disclosed to the public. The nominee will not participate in any Committee or Board deliberations in considering the resignation. The policy does not apply in circumstances involving contested director elections.
3. Appointment of Shareholders’ Auditors
The directors propose that the firm of KPMG LLP be appointed as Shareholders’ Auditors of the Bank for the 2009 fiscal year. KPMG LLP has served continuously since 1990 as one of the Bank’s auditing firms and became the Bank’s sole auditing firm on November 1, 2003. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the appointment of KPMG LLP as Shareholders’ Auditors.
Pre-Approval Policies and Procedures
As part of the Bank’s corporate governance practices, the Board continues to ensure that a strict policy is in place limiting the Shareholders’ Auditors from providing services not related to their role as Shareholders’ Auditors.
          All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditors’ Service Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2008 and 2007 were as follows:

Fees in millions of dollars (1)	2008	2007

Audit fees	$11.6	$12.0
Audit-related fees (2)	0.1	0.1
Tax fees	0.0	0.0
All other fees (3)	0.1	0.1

Total	$11.8	$12.2

Notes

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.

(2)	Audit-related fees for 2008 relate to fees paid for accounting advice, specified procedures on the Proxy Circular and other specified procedures reports. Audit-related fees for 2007 related to fees paid for accounting advice and specified procedures on the Proxy Circular.

(3)	All other fees for 2008 and 2007 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2008 were corporate recovery services grandfathered under BMO’s Auditor Independence Policy.
4. Amendment to the Bank’s Stock Option Plan
The purpose of the Bank of Montreal Amended and Restated Stock Option Plan (the “Stock Option Plan”) is to align incentives for executives with the creation of value for shareholders over the long term through competitive compensation arrangements. Details of the current Stock Option Plan are included in the Executive Compensation Discussion and Analysis of the Human Resources and Management Compensation Committee on page 29 (Long-Term Incentive Plan) and in the Executive Compensation section starting on page 40 (Equity Compensation Plan Information).
          Shareholders will be asked to consider a resolution to increase the maximum number of Common Shares of the Bank that may be issued pursuant to the exercise of options under the Stock Option Plan by 10,000,000 shares (the “Limit Increase”). The Limit Increase has been approved by the Toronto Stock Exchange conditional upon, among other things, shareholder approval.
          There are currently 62,200,000 Common Shares authorized under the Stock Option Plan. As of January 2, 2009, taking into account options that have been forfeited or cancelled, a net total of 61,241,150 options have been granted to participants in the Plan. Since the Stock Option Plan was adopted, option exercises have resulted in the issuance of 39,933,037 Common Shares. As of January 2, 2009, 958,850 stock options remain available for grant, which is insufficient for future anticipated grants. If the Limit Increase is approved, the total number of Common Shares reserved for the Stock Option Plan, minus options that have been exercised, will represent approximately 6.0% of the total number of issued and outstanding Common Shares of the Bank.
          The Bank adheres to prudent governance standards regarding the use of options as an element of compensation. The Bank limits the total
Bank of Montreal Proxy Circular   |   5

number of Common Shares reserved for the Plan, minus those options that have been exercised, to 7.5% or less of the total number of issued and outstanding Common Shares of the Bank. This reduces the future dilutive effects of stock options on share value. Stock options are generally granted to most executives of the Bank. In 2008, approximately 232 executives received stock option grants. This practice does not result in significant concentration for any single officer. Although the proportion of options outstanding under the Stock Option Plan is slightly higher than that of other major Canadian banks, this is due in large part to the fact that, in addition to vesting over time, a significant portion of the options that have been issued to participants under the Stock Option Plan are generally subject to the restriction that they can be exercised, once they vest, only when either a 50% or a 100% increase in share price has been realized. Issuing price-conditioned options has resulted in more options being awarded in order to allocate the same value for compensation purposes, and has extended the average length of time options have been held before being exercised.
          At the meeting, shareholders will be asked to pass the following resolution, with or without variation:
 “THAT the Bank of Montreal Amended and Restated Stock Option Plan (the “Plan”) be amended to provide that the number of Common Shares of Bank of Montreal issuable pursuant to the exercise of options under the Plan be increased by an additional 10,000,000 Common Shares.”
To be effective, the resolution must be passed by a majority of the votes cast thereon in person and by proxy by the shareholders at the meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the foregoing resolution.
5. Amendment and Restatement of Special By-Law “A” – Remuneration of Directors
Special By-Law “A” currently provides that in each fiscal year after 2003, the total of all amounts that may be paid by the Bank to all directors of the Bank in a year as remuneration for their services as directors shall not exceed $3,000,000. This limit was approved at the Bank’s Annual Meeting of Shareholders on February 24, 2004. Only non-management directors of the Bank receive compensation for their services as directors.
          The granting of stock options to directors pursuant to the Bank’s Non-Officer Director Stock Option Plan was terminated by the Board effective November 1, 2003. As required under the Bank’s Deferred Share Unit Plan for Non-Employee Directors, a director is required to take at least 50% of his/her annual retainer in the form of either Common Shares or Deferred Share Units. Further, a Board policy requires that until a director’s shareholdings are greater than six times his/her annual retainer a director is required to take all remuneration in either Common Shares or Deferred Share Units.
          The terms under which directors are compensated for their services as directors are specified on page 16. However, compensation payable to directors in both fiscal 2007 and fiscal 2008 based on meetings attended was reduced so that annual aggregate remuneration actually paid to directors during each fiscal year ($2,992,500 in fiscal 2007 and $2,998,333 in fiscal 2008) was within the limit specified in Special By-Law “A”. In view of the size of the board and the frequency of meetings held, in order to appropriately compensate directors for their services as directors, the Governance and Nominating Committee of the Board has recommended that the limit on the aggregate amount payable to all directors as remuneration be increased from $3,000,000 to $4,000,000.
          On August 26, 2008, the Board amended and restated Special By-Law “A” of the Bank to increase the total remuneration that may be paid to all directors as remuneration to $4,000,000, with the effective date of such amendment and restatement to be the date upon which it is confirmed by special resolution of the shareholders of the Bank. At the meeting, shareholders will be asked to pass the following resolution with or without variation:
 “THAT, as approved by the Board of Directors on August 26, 2008, the replacement of existing Special By-Law “A” of the Bank with the following amended and restated Special By-Law “A” be and is hereby confirmed:
Special By-Law “A” – Remuneration of Directors
In each fiscal year after 2008, the total of all amounts that may be paid by the Bank to all directors of the Bank as remuneration for their services as directors shall not exceed $4,000,000.
No options to purchase Common Shares of the Bank pursuant to the Non-Officer Director Stock Option Plan will be granted subsequent to November 1, 2003. Options to purchase Common Shares of the Bank granted prior to November 1, 2003 will remain in effect.
The annual remuneration of any single director depends on the nature and frequency of the services performed during the year by the director as a director, and shall be paid in accordance with rates to be determined from time to time by the directors.”
To be effective, the resolution must be passed by a majority of not less than two-thirds of the votes cast by shareholders thereon in person and by proxy. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the foregoing resolution.
6. Shareholder Proposals
Shareholder proposals submitted for the consideration of shareholders are attached as Schedule 2 of this Proxy Circular. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote against the shareholder proposals set out in Schedule 2 of this Proxy Circular.

6   |   Bank of Montreal Proxy Circular

Nominees for Election to Board of Directors

Robert M. Astley Age: 64 Waterloo, Ontario Canada Director Since: 2004 Independent (1) Areas of Expertise: Industries Financial Services		Bob Astley, a Corporate Director, is the former President and Chief Executive Officer of Clarica Life Insurance Company, a life and health insurance company headquartered in Waterloo, Ontario, and former President of Sun Life Financial Canada, comprising the Canadian life and health insurance and wealth management operations of Sun Life Financial Inc. In 1999, as President and Chief Executive Officer of Mutual Life of Canada, he led the organization and its stakeholders through demutualization, an initial public offering and a corporate name change to Clarica Life Insurance Company. With the combining of the operations of Clarica and Sun Life Financial Services of Canada Inc. in 2002, Mr. Astley was appointed President of Sun Life Financial Canada, a position he held until his retirement in September 2004. Mr. Astley is Chairman and director of the CPP Investment Board and a member of the Dean’s Advisory Council of the School of Business and Economics at Wilfrid Laurier University. He graduated from the University of Manitoba with an Honours degree in Science and is a Fellow of the Canadian Institute of Actuaries.

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

		Board of Directors (2)			23 of 23	100%
		Governance and Nominating*			5 of 5	100%
		Human Resources and Management Compensation (Chair)*			9 of 9	100%	48 of 48	100%
		Risk Review			9 of 9	100%
		The Pension Fund Society of the Bank of Montreal*			2 of 2	100%

		PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS

		CI Fund Management Inc.			2002 – 2004
		Sun Life Financial Inc.			2002 – 2004

		SECURITIES HELD

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs		Total Amount at Risk (5)	Required (6)

		2008	11,485	13,524	25,009	$ 804,039		$600,000
		2007	11,485	8,259	19,744	$1,106,454		$600,000

		OPTIONS HELD (7)

		Nil

	*	Effective March 4, 2008, Mr. Astley was appointed as the Chair of the Human Resources and Management Compensation Committee, was appointed to the Governance and Nominating Committee and ceased to be a member of the board of directors of The Pension Fund Society of the Bank of Montreal.

David R. Beatty, O.B.E. Age: 66 Toronto, Ontario Canada Director Since: 1992 Independent (1) Areas of Expertise: Industries Financial Services Metals and Mining Real Estate		David Beatty is Chairman and Chief Executive Officer of Beatinvest Limited, a holding company, and is the former Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited, an investment management company. Mr. Beatty is the former Managing Director of the Canadian Coalition for Good Governance, an organization that represents 50 pension funds, mutual funds and money managers with over $1 trillion in assets under management. He is Professor of Strategic Management and Director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. A graduate in economics from the University of Toronto (Trinity College), he was a Nuffield Scholar at the University of Cambridge (Queens’ College) where he obtained an M.A.

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

		Board of Directors (2)			22 of 23	96%
		Audit*			5 of 5	100%	37 of 41	90%
		Human Resources and Management Compensation*			3 of 5	60%
		Risk Review†			7 of 8	88%

		PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS					CURRENT BOARD COMMITTEE MEMBERSHIPS

		FirstService Corporation			2001 – Present		– Corporate Governance (Chair) – Executive Compensation

		Inmet Mining Corporation			2003 – Present		– Compensation – Corporate Governance and Nominating (Chair)

		Garbell Holdings Limited			1995 – 2006
		Goldcorp Inc.			1994 – 2006
		Husky Injection Molding Systems Ltd.			2004 – 2007
		Thistle Mining Inc.			1998 – 2005

		SECURITIES HELD

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

		2008	4,000	32,903	36,903	$1,186,431		$600,000
		2007	4,000	27,262	31,262	$1,751,922		$600,000

		OPTIONS HELD (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	7,500		Nil
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		Nil

	*	Effective March 4, 2008, Mr. Beatty was appointed to the Human Resources and Management Compensation Committee and ceased to be a member of the Audit Committee.
	†	The Risk Review Committee had 9 meetings in 2008. Mr. Beatty was unable to attend the March 3, 2008 meeting due to Committee scheduling conflicts.
Bank of Montreal Proxy Circular  |  7

Robert Chevrier, F.C.A. Age: 65 Montreal, Quebec Canada Director Since: 2000 Independent (1) Areas of Expertise: Industries Financial Services Industrials	Robert Chevrier is President of Société de gestion Roche Inc., a management and investment company. He was formerly Chairman and Chief Executive Officer of Rexel Canada Inc. He is a graduate of Concordia University and is a Fellow of the Institute of Chartered Accountants.

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)

Board of Directors (2)	21 of 23	91%	30 of 34	88%
Audit	7 of 8	88%
The Pension Fund Society of the Bank of Montreal (Chair)	2 of 3	67%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	CURRENT BOARD COMMITTEE MEMBERSHIPS

Cascades Inc.	2003 – Present	– Lead Director, Audit (Chair)

CGI Group Inc.	2003 – Present	– Lead Director, Audit – Human Resources

Compagnie de Saint-Gobain	2007 – Present	– None

Richelieu Hardware Ltd.	1991 – Present	– Chairman of the Board

Addenda Capital Inc. Transcontinental Inc.	2004 – 2008 2001 – 2008

SECURITIES HELD

Deferred
Common	Share Units	Total of Common Shares	Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)	Required (6)

2008	13,260	14,541	27,801	$ 893,802	$600,000
2007	13,230	12,531	25,761	$1,443,646	$600,000

OPTIONS HELD (7)

Number	Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised	Options (9)

March 1, 2002	March 1, 2012	7,500	$36.01	4,723	Nil
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	Nil

George A. Cope Age: 47 Toronto, Ontario Canada Director Since: 2006 Independent (1) Areas of Expertise: Industries Financial Services Telecommunications	George Cope is President and Chief Executive Officer of BCE Inc. and Bell Canada, focused on driving profitable growth, enhancing customer service and delivering leading communications products to Bell’s national marketplace. Prior to joining BCE Inc. and Bell Canada in 2005, Mr. Cope was President and Chief Executive Officer of national wireless carrier TELUS Mobility since 2000. Previously, he served as President and Chief Executive Officer of national wireless carrier Clearnet Communications for 13 years. Mr. Cope serves on the Advisory Board of the Richard Ivey School of Business at The University of Western Ontario. A past recipient of Canada’s Top 40 Under 40 Award, Mr. Cope holds a Business Administration (Honours) degree from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

	Board of Directors (2)			20 of 23	87%	28 of 32	88%
	Risk Review			8 of 9	89%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS					CURRENT BOARD COMMITTEE MEMBERSHIPS

	BCE Inc.			2008 – Present		– None

	Bell Aliant			2008 – Present		– Chairman

	NII Holdings, Inc.			2004 – Present		– Compensation

	OnX Enterprises Solutions Inc.			2001 – 2005

SECURITIES HELD

Deferred
		Common	Share Units	Total of Common Shares			Minimum
	Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

	2008	9,660	4,284	13,944	$448,300		$600,000
	2007	9,660	1,012	10,672	$598,059		$600,000

OPTIONS HELD (7)

Nil

8  |  Bank of Montreal Proxy Circular

William A. Downe Age: 56 Toronto, Ontario Canada Director Since: 2007 Non-Independent (1) Areas of Expertise: Industries Financial Services Energy Health Care		Bill Downe is President and Chief Executive Officer of BMO Financial Group. In over two decades with the Bank, he has served in several capacities. Prior to March 1, 2007, he was Chief Operating Officer, with responsibility for all of BMO’s operating units including the Personal and Commercial Client Group, Investment Banking Group, Private Client Group, Technology and Solutions and Corporate Marketing. Prior to that, Mr. Downe served four years as Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, a role in which he oversaw the Investment Banking Group, the Private Client Group and BMO Financial Group’s operations in the U.S. Mr. Downe serves on the Board of Directors of BMO Nesbitt Burns Corporation Limited and Harris Financial Corp. (both subsidiaries of the Bank), St. Michael’s Hospital and Catalyst Inc., a leading non-profit membership organization to build inclusive workplaces and expand opportunities for women in business. Mr. Downe holds an M.B.A. from the University of Toronto.

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

		Board of Directors (2)			23 of 23	100%
		Audit*			8 of 8	100%	55 of 55	100%
		Governance and Nominating*			7 of 7	100%
		Human Resources and Management Compensation*			9 of 9	100%
		Risk Review*†			8 of 8	100%

		PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS

		None

		SECURITIES HELD

			Common		Total of Common Shares			Minimum
		Year	Shares (3)	Units (10)	and Units		Total Amount at Risk (5)	Required (11)

		2008	131,074	207,340	338,414	$10,880,010		$7,224,000
		2007	109,331	161,641	270,972	$15,185,271		$7,651,000

		OPTIONS HELD

		Mr. Downe did not receive compensation for his services as a director and was not entitled to receive DSUs or options under the Non-Officer Director Stock Option Plan described on page 41. Mr. Downe has received Deferred Stock Units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan, Restricted Share Units under the Investment Banking Group Mid-Term Incentive Plan and Options under the Bank’s Stock Option Plan as described in the Executive Compensation Discussion and Analysis.

	*	During fiscal 2008, Mr. Downe attended Committee meetings, in full or in part as appropriate, as an ex officio (non-voting) member at the request of the Committees.
	†	The Risk Review Committee had 9 meetings in 2008. Mr. Downe was unable to attend the March 3, 2008 meeting due to Committee scheduling conflicts.

Ronald H. Farmer Age: 58 Toronto, Ontario Canada Director Since: 2003 Independent (1) Areas of Expertise: Industries Financial Services Health Care Industrials Materials Metals and Mining	Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997 and as a Senior Director from 1998 until his retirement in December 2002. Mr. Farmer is the Chairman of the following non-public companies: Integran Technologies Inc. and PowerMetal Technologies, Inc. He holds a B.A. and an M.B.A. from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

	Board of Directors (2)			23 of 23	100%	40 of 40	100%
	Audit			8 of 8	100%
	Human Resources and Management Compensation			9 of 9	100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS

	None

	SECURITIES HELD

		Common	Deferred Share Units	Total of Common Shares			Minimum
	Year	Shares (3)	(DSUs)(4)	and DSUs		Total Amount at Risk (5)	Required (6)

	2008	5,000	15,266	20,266	$651,552		$600,000
	2007	5,000	10,578	15,578	$872,991		$600,000

	OPTIONS HELD (7)

	NIL

Bank of Montreal Proxy Circular  |  9

David A. Galloway

Age: 65
Toronto, Ontario
Canada
Director Since: 1998
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Consumer Staples
      Financial Services
      Health Care
      Industrials
Telecommunications		David Galloway is Chairman of the Board of Bank of Montreal, having been appointed to this position effective May 1, 2004. He was President and Chief Executive Officer of Torstar Corporation from 1988 to 2002. He is a director of Harris Financial Corp. (a Bank of Montreal subsidiary) and a member of its Risk Oversight Committee. Mr. Galloway has a B.A. (Hons.) in political science and economics from the University of Toronto and an M.B.A. from Harvard Business School.

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

		Board of Directors (2)			23 of 23	100%	59 of 59	100%
		Audit*			8 of 8	100%
		Governance and Nominating			7 of 7	100%
		Human Resources and Management Compensation			9 of 9	100%
		Risk Review*			9 of 9	100%
		The Pension Fund Society of the Bank of Montreal*			3 of 3	100%

		PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS					CURRENT BOARD COMMITTEE MEMBERSHIPS

		Scripps Networks Interactive, Inc.			2002 – Present		– Compensation

		Toromont Industries Ltd.			2002 – Present		– Compensation – Governance

		Abitibi Consolidated Inc. Cognos Incorporated Hudson’s Bay Company Shell Canada Limited			2006 – 2007 2007 – 2008 2003 – 2006 2006 – 2007

		SECURITIES HELD

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required(6)

		2008	2,000	42,191	44,191	$1,420,741		$600,000
		2007	2,000	32,557	34,557	$1,936,574		$600,000

		OPTIONS HELD (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	7,500		Nil
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		Nil

	*	During fiscal 2008, Mr. Galloway was an ex officio (non-voting) member of the Audit Committee, Risk Review Committee and The Pension Fund Society of the Bank of Montreal.

Harold N. Kvisle Age: 56 Calgary, Alberta Canada Director Since: 2005 Independent (1) Areas of Expertise: Industries Energy Financial Services Utilities		Harold Kvisle is President and Chief Executive Officer of TransCanada Corporation, a leading North American energy company focused on natural gas transmission and power generation. He joined TransCanada in 1999 as Executive Vice-President, Trading and Business Development and was appointed to his current position in April 2001. He holds an M.B.A. from the University of Calgary and a B.Sc. (Eng.) from the University of Alberta.

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

		Board of Directors (2)			21 of 23	91%	30 of 33	91%
		Human Resources and Management Compensation*			4 of 4	100%
		Risk Review*			5 of 6	83%

		PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS					CURRENT BOARD COMMITTEE MEMBERSHIPS

		TransCanada Corporation			2001 – Present		– None

		TransCanada Pipelines Limited			2001 – Present		– None

		Catalyst Paper Norske Skog Canada Ltd. PrimeWest Energy Inc. TransCanada Power, L.P.			1997 – 2005 1997 – 2005 1996 – 2008 1999 – 2005

		SECURITIES HELD

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs		Total Amount at Risk (5)	Required (6)

		2008	10,000	11,391	21,391	$687,721		$600,000
		2007	6,000	6,968	12,968	$726,727		$600,000

		OPTIONS HELD (7)

		Nil

	*	Effective March 4, 2008, Mr. Kvisle was appointed to the Risk Review Committee and ceased to be a member of the Human Resources and Management Compensation Committee.
10  |  Bank of Montreal Proxy Circular

Bruce H. Mitchell Age: 62 Toronto, Ontario Canada Director Since: 1999 Independent (1) Areas of Expertise: Industries Consumer Staples Energy Financial Services Industrials Information Technology	Bruce Mitchell is President and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American food processing and technology industries. Mr. Mitchell is a member of the Board of Trustees and a Councillor of Queen’s University, is on the Board of Gardiner Group Capital, is Vice-Chair of the Canadian Institute for Advanced Research and has served on the Board and executive committees of Ridley College and UNICEF Canada. He holds a B.Sc. from Queen’s University and an M.B.A.(Hons.) from Harvard University.

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)

Board of Directors (2)	20 of 23	87%	36 of 39	92%
Governance and Nominating	7 of 7	100%
Risk Review (Chair)	9 of 9	100%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	CURRENT BOARD COMMITTEE MEMBERSHIPS

CFM Corporation	2003 – 2005
Garbell Holdings Limited GSW Inc.	2006 – 2008 2000 – 2006

SECURITIES HELD

Deferred
Common	Share Units	Total of Common Shares	Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)	Required (6)

2008	20,000	28,072	48,072	$1,545,515	$600,000
2007	20,000	22,202	42,202	$2,365,000	$600,000

OPTIONS HELD (7)

Number	Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised	Options (9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	Nil
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	Nil

Philip S. Orsino, O.C., F.C.A. Age: 54 Toronto, Ontario Canada Director Since: 1999 Independent (1) Areas of Expertise: Industries Consumer Discretionary Financial Services Health Care Industrials	Philip Orsino, a Corporate Director, is the former President and Chief Executive Officer of Masonite International Corporation (formerly Premdor Inc.), an integrated global building products company with operating facilities in North America, South America, Europe, Asia and Africa. Mr. Orsino is an Industry Partner, Building Products with Onex Corporation. He is an active volunteer and is involved in many community activities. He currently serves as Chairman of the Board of Trustees of the University Health Network. A published author, Mr. Orsino was appointed an Officer of the Order of Canada in 2004, was the recipient of the 2003 Canada’s Outstanding Chief Executive Officer of the Year Award, received the University of Toronto’s Distinguished Business Alumni Award for 2002 and won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst & Young International.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

	Board of Directors (2)			19 of 23	83%	41 of 46	89%
	Audit (Chair)			8 of 8	100%
	Governance and Nominating			7 of 7	100%
	Risk Review*			7 of 8	88%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS					CURRENT BOARD COMMITTEE MEMBERSHIPS

	Clairvest Group Inc.			1998 – Present		– Audit (Chair)

	Masonite International Corporation			1989 – 2005

	SECURITIES HELD

			Deferred
		Common	Share Units	Total of Common Shares			Minimum
	Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

	2008	7,632	24,130	31,762	$1,021,148		$600,000
	2007	7,623	18,118	25,741	$1,442,526		$600,000

	OPTIONS HELD (7)

			Number				Value of Unexercised
	Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

	March 1, 2002	March 1, 2012	7,500	$36.01	7,500		Nil
	February 28, 2003	February 28, 2013	3,000	$43.25	3,000		Nil

*	During fiscal 2008, Mr. Orsino was an ex officio (non-voting) member of the Risk Review Committee. The Risk Review Committee had 9 meetings in 2008.
	Mr. Orsino was unable to attend the March 3, 2008 meeting due to Committee scheduling conflicts.
Bank of Montreal Proxy Circular   |   11

Dr. Martha C. Piper,
O.C., O.B.C.

Age: 63
Vancouver, British Columbia
Canada
Director Since: 2006
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Financial Services
      Health Care
      Information Technology
      Utilities
Dr. Martha C. Piper, a Corporate Director, was President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Prior to this, she was Vice-President Research and External Affairs at The University of Alberta. She has served on the Board of the Advisory Council on Science and Technology, the British Columbia Progress Board and the National University of Singapore Council. In 2001, she served as Campaign Chair of the United Way of the Lower Mainland. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia. She was named Educator of the Year by the Learning Partnership in 2004 and was recently appointed a member of the Trilateral Commission.

BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

Board of Directors (2)			22 of 23	96%	31 of 32	97%
Human Resources and Management Compensation			9 of 9	100%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS					CURRENT BOARD COMMITTEE MEMBERSHIPS

Shoppers Drug Mart Corporation			2007 – Present		– Compensation

TransAlta Corporation			2006 – Present		– Human Resources – Governance and Environment

SECURITIES HELD

		Deferred
	Common	Share Units	Total of Common Shares			Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

2008	949	6,386	7,335	$235,820		$600,000
2007	890	2,206	3,096	$173,500		$600,000

OPTIONS HELD (7)

Nil

J. Robert S. Prichard,
O.C., O. Ont.

Age: 59
Toronto, Ontario
Canada
Director Since: 2000
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Consumer Staples
      Financial Services
Health Care	J. Robert S. Prichard is President and Chief Executive Officer of Torstar Corporation. Torstar is a leading Canadian media company with three major businesses: daily newspapers led by Canada’s largest daily, The Toronto Star; community newspapers led by Metroland Media Group, Canada’s largest community newspaper company; and book publishing led by Harlequin Enterprises, a leading global publisher of romance and women’s fiction. Mr. Prichard is also President Emeritus of the University of Toronto where he previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of the Visiting Committee of Harvard Law School, Vice-Chair of Canada’s Science, Technology and Innovation Council and a director of the Toronto Community Foundation. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario and a Fellow of the Royal Society of Canada.

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)

Board of Directors (2)	23 of 23	100%	39 of 39	100%
Governance and Nominating (Chair)	7 of 7	100%
Human Resources and Management Compensation	9 of 9	100%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	CURRENT BOARD COMMITTEE MEMBERSHIPS

George Weston Limited	2000 – Present	– Governance, Human Resource, Nominating and Compensation – Pension and Benefits

Onex Corporation	1994 – Present	– None

Torstar Corporation	2002 – Present	– Toronto Star Advisory Committee

Four Seasons Hotels Inc.	1996 – 2007

SECURITIES HELD

Deferred
Common	Share Units	Total of Common Shares	Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)	Required (6)

2008	4,000	22,618	26,618	$ 855,769	$600,000
2007	4,000	17,112	21,112	$1,183,116	$600,000

OPTIONS HELD (7)

Number	Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised	Options (9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	Nil
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	Nil

12   |   Bank of Montreal Proxy Circular

Jeremy H. Reitman Age: 63 Montreal, Quebec Canada Director Since: 1987 Independent (1) Areas of Expertise: Industries Consumer Discretionary Financial Services		Jeremy Reitman is President, Chief Executive Officer and a director of Reitmans (Canada) Limited, a retailing company. He is also Governor Emeritus of McGill University. Mr. Reitman studied at Dartmouth College, Hanover, New Hampshire (A.B.) and McGill University (B.C.L.).

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

		Board of Directors (2)			21 of 23	91%
		Audit			8 of 8	100%	34 of 36	94%
		Risk Review*			4 of 4	100%
		The Pension Fund Society of the Bank of Montreal*			1 of 1	100%

		PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS					CURRENT BOARD COMMITTEE MEMBERSHIPS

		Reitmans (Canada) Limited			1975 – Present		– None

		SECURITIES HELD

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

		2008	10,000	40,022	50,022	$1,608,207		$600,000
		2007	10,000	34,042	44,042	$2,468,114		$600,000

		OPTIONS HELD (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	7,500		Nil
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		Nil

	*	Effective March 4, 2008, Mr. Reitman was appointed to the board of directors of The Pension Fund Society of the Bank of Montreal and ceased to be a member of the Risk Review Committee.

Guylaine Saucier,
C.M., F.C.A.

Age: 62
Montreal, Quebec
Canada
Director Since: 1992
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Energy
      Financial Services
      Industrials
Telecommunications		Guylaine Saucier, a Corporate Director, is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), a former director of the International Federation of Accountants, and was Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange, and was also the first woman to serve as President of the Quebec Chamber of Commerce. She serves as a director of the Fondation du Musée des Beaux Arts. Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a Member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors and in 2007, she obtained the Institute Certified Designation from the Institute of Corporate Directors.

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

		Board of Directors (2)			23 of 23	100%	38 of 38	100%
		Audit			8 of 8	100%
		Risk Review*			5 of 5	100%
		The Pension Fund Society of Bank of Montreal*			2 of 2	100%

		PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS					CURRENT BOARD COMMITTEE MEMBERSHIPS

		Areva			2006 – Present		– Audit (Chair)

		Petro-Canada			1991 – Present		– Corporate Governance and Nominating (Chair) – Pension

		Altran Technologies SA CHC Helicopter Corporation Nortel Networks Corporation Tembec Inc.			2003 – 2007 2005 – 2008 1997 – 2005 1991 – 2005

		SECURITIES HELD

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

		2008	6,090	31,231	37,321	$1,199,870		$600,000
		2007	6,090	27,958	34,048	$1,908,050		$600,000

		OPTIONS HELD (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	6,500		Nil
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		Nil

	*	Effective March 4, 2008, Mme Saucier was appointed to the Risk Review Committee and ceased to be a member of the board of directors of The Pension Fund Society of the Bank of Montreal.
Bank of Montreal Proxy Circular  |  13

Nancy C. Southern Age: 52 Calgary, Alberta Canada Director Since: 1996 Independent (1) Areas of Expertise: Industries Energy Financial Services Industrials Utilities	Nancy Southern is President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited and a director of both corporations. ATCO Group is an Alberta-based corporation with companies actively engaged in power generation, utilities, logistics and energy services, industrials and technologies. Ms. Southern was born and raised in Calgary and has been involved in many community endeavours. She is Executive Vice-President of Spruce Meadows, renowned as one of the world’s finest show jumping facilities.

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)

Board of Directors (2)	20 of 23	87%	30 of 35	86%
Risk Review	7 of 9	78%
The Pension Fund Society of the Bank of Montreal	3 of 3	100%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	COMMITTEE MEMBERSHIPS

Akita Drilling Ltd.	1992 – Present	– None

ATCO Ltd. (Deputy Chair)	1989 – Present	– None

Canadian Utilities Limited (Deputy Chair)	1990 – Present	– None

CU Inc. (Chair)	2008 – Present	– None

Shell Canada Limited	2001 – 2007

SECURITIES HELD

Deferred
Common	Share Units	Total of Common Shares	Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)	Required (6)

2008	10,016	9,454	19,470	$625,960	$600,000
2007	9,156	8,563	17,719	$992,973	$600,000

OPTIONS HELD (7)

Number	Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised	Options (9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	Nil
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	Nil

Don M. Wilson III Age: 60 Greenwich, Connecticut United States Director Since: 2008* Independent (1) Areas of Expertise: Industries Financial Services		Don Wilson III, a Corporate Director, retired from JP Morgan Chase & Co. in 2006 as Chief Risk Officer with responsibility for credit, equity, market, and operational risk globally. Mr. Wilson was also a member of JP Morgan’s Executive Committee and Operating Committee. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (M.B.A.).

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE		ATTENDANCE (TOTAL)

		Board of Directors* (2)			11 of 12	92%	14 of 16	88%
		Risk Review†			3 of 4	75%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS

None

SECURITIES HELD

			Common	Deferred Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs		Total Amount at Risk (5)	Required (6)

		2008	13,500	2,465	15,965	$513,275		$600,000
		2007	n/a	n/a	n/a	n/a		n/a

OPTIONS HELD (7)

Nil

	*	Mr. Wilson was appointed to the Board of Directors effective March 28, 2008.
	†	Effective April 22, 2008, Mr. Wilson was appointed to the Risk Review Committee.
14  |  Bank of Montreal Proxy Circular

Notes
(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the categorical standards adopted by the Board as described under the heading “Director Independence” on page 44. Mr. Downe is not independent under the standards as he is an executive of the Bank.
(2)	The 23 meetings held by the Board of Directors in fiscal 2008 included meetings which were outside its regular meeting schedule and round table meetings (sessions where the directors discussed current and developing issues with the President and Chief Executive Officer and dealt with other Board-related matters).
(3)	“Common Shares” refers to the number of Common Shares of the Bank beneficially owned, or over which control or direction is exercised, by the nominee as of January 2, 2009 in respect of 2008 and January 3, 2008 in respect of 2007.
(4)	“DSUs” refers to the number of Deferred Share Units held by the nominee under the Deferred Share Unit Plans described on page 16 as of January 2, 2009 in respect of 2008 and January 3, 2008 in respect of 2007.
(5)	The “Total Amount at Risk” is determined by multiplying the number of Common Shares, DSUs and/or Units held by each nominee as of January 2, 2009 in respect of 2008 and January 3, 2008 in respect of 2007 by the closing price of the Bank’s Common Shares on the Toronto Stock Exchange (“TSX”) on each such date ($32.15 and $56.04, respectively).
(6)	“Minimum requirement” refers to the value of Common Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Directors are required to hold at least six times the annual retainer in Common Shares and/or DSUs as described on page 16.
(7)	“Options” refers to the number of unexercised options held by the nominee under the Non-Officer Director Stock Option Plan described on page 41 as of January 2, 2009. The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003.
(8)	“Exercise Price” or “Strike Price” is the closing price of the Bank’s Common Shares on the TSX on the trading day immediately preceding the grant date of the option as described on page 41 under “Non-Officer Director Stock Option Plan”.
(9)	“Value of Unexercised Options” is determined by multiplying the number of unexercised options held by each nominee as of January 2, 2009 by the difference between the closing price of the Bank’s Common Shares on the TSX on January 2, 2009 ($32.15) and the exercise price of such options.
(10)	“Units” refers to the number of deferred stock units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan and Restricted Share Units under the Investment Banking Group Mid-Term Incentive Plan held by Mr. Downe as of January 2, 2009 in respect of 2008 and January 3, 2008 in respect of 2007. A description of each of these can be found in the Executive Compensation Discussion and Analysis starting on page 28.
(11)	Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Executive Share Ownership Guidelines” on page 30. The minimum required amounts have been converted into Canadian dollars at the average rate of exchange for the fiscal year as follows: for 2008, US$1.00 = Cdn$1.032 and for 2007, US$1.00 = Cdn$1.093.

Additional Disclosure Relating to Directors
To the knowledge of the Bank, no director of the Bank is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Mr. Bachand, a director of the Bank, was a director of Krystal Bond Inc. when it became subject to a cease trade order for failure to file financial statements on April 12, 2002. It has since ceased to operate as a going concern. Mr. Bachand is no longer a director of Krystal Bond Inc.;
(ii)	Mr. Beatty, a director of the Bank, was a director of Thistle Mining Inc. when it announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act (“CCAA”). While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market from June 30, 2005 to July 13, 2005 and its common shares have been suspended from trading on the Toronto Stock Exchange since December 31, 2004 due to the restructuring. Mr. Beatty is no longer a director of Thistle Mining Inc.;
(iii)	Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Galloway is no longer a director of ITI Education Corporation;
(iv)	Mrs. Kwok, a director of the Bank, was a director of Air Canada when it filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mrs. Kwok is no longer a director of Air Canada;
(v)	Mr. Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until his resignation in March 2008. In April 2008, CFM Corporation filed for protection under the CCAA; and
(vi)	Mme Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mme Saucier is no longer a director of Nortel Networks Corporation.
Bank of Montreal Proxy Circular  |  15

Board of Directors
Compensation/Attendance

How Were the Bank’s Directors Compensated in 2008? (a)

DESCRIPTION OF FEE	AMOUNT

Annual retainer (Director)	$100,000 per year

Board meeting fee	$2,000 per meeting

Committee meeting fee (b)	$1,500 per meeting

Chair retainers:
Chairman of the Board	$300,000 per year (c)
Audit Committee	$35,000 per year
Governance and Nominating Committee	$15,000 per year
Human Resources and Management Compensation Committee	$25,000 per year
Risk Review Committee	$25,000 per year
The Pension Fund Society of Bank of Montreal	$15,000 per year

Travel fees: $1,500 per trip for directors having to travel more than 1,000 kilometres from their principal residence to participate in a meeting or series of meetings

Notes
(a)	Directors’ compensation is only paid to non-employee directors. Directors are reimbursed for travel and out-of-pocket expenses incurred in attending Board and Committee Meetings.
(b)	Includes meetings of the board of directors of The Pension Fund Society of the Bank of Montreal.
(c)	Aggregate amount inclusive of directors’ annual retainer. The Chairman of the Board receives no additional fees in his capacity as a director.
Director Share Ownership Requirements
With a view to aligning directors’ compensation with shareholders’ interests, directors are required to hold at least six times their annual retainer in Common Shares and/or Deferred Share Units valued at the greater of (i) the closing price of the Bank’s Common Shares at the end of the fiscal year and (ii) their acquisition cost or value at the time credited. Until this level is achieved, directors must take 100% of their remuneration in the form of either Common Shares or Deferred Share Units. Once this threshold has been reached, directors must take 50% of their annual retainer in Common Shares (which are purchased on the open market) or in Deferred Share Units. Directors have the option to receive up to 100% of their annual retainer and meeting fees in this manner.
In fiscal 2008, 14 of 17 non-employee directors elected to take 100% of their annual retainer and meeting fees in Deferred Share Units. As at October 31, 2008, all non-employee directors met the minimum share ownership requirements with the exception of Dr. Piper (who joined the Board in July 2006).
Directors’ Share Ownership
As at January 2, 2009:
•	Total Common Shares held by non-employee directors: 127,592;
•	Total Deferred Share Units held by non-employee directors: 298,478; and
•	Total value of Common Shares and Deferred Share Units held by non-employee directors was $13,698,150 (1).
Note
(1)	Based on the closing price of the Bank’s Common Shares on the Toronto Stock Exchange as of January 2, 2009, which was $32.15.
Deferred Share Units
•	A Deferred Share Unit is an amount owed by the Bank or an affiliate of the Bank to its directors having the same value as one Common Share, but is not paid out until such time as the director terminates service on the Board and the boards of all affiliates of the Bank, thereby providing an ongoing equity stake in the Bank throughout the director’s period of service. Only non-employee directors of the Bank and its affiliates can receive Deferred Share Units.
•	Payment of Deferred Share Units may be in cash or in Common Shares purchased on the open market.
•	As at January 2, 2009, the value of Deferred Share Units outstanding to directors of the Bank was $9,596,068.
Non-Officer Director Stock Option Plan
The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003. A description of the Plan can be found on page 41.

16  |   Bank of Montreal Proxy Circular

The following table sets out compensation paid by the Bank to non-employee directors who served as directors during the year ended October 31, 2008.
Directors’ Compensation for Fiscal 2008

		Committee	Non-	Board and
	Board	Chair	executive	Round Table	Committee				Portion of fees taken in Cash,
	retainer	retainer	Chairman	attendance	attendance	Travel fees	Other fees	Total	Common Shares and/or
Directors	($)	($) (a)	retainer ($)	fee ($) (b)	fee ($)	($)	($) (c)	($)	Deferred Share Units (DSUs)
Robert M. Astley	100,000	16,667	–	43,000	36,000	–	3,000	198,667	100% in DSUs
Stephen E. Bachand (d)	100,000	8,333	–	43,000	22,500	13,500	3,000	190,333	100% in DSUs
David R. Beatty	100,000	–	–	41,000	21,000	–	–	162,000	100% in DSUs
Robert Chevrier	100,000	15,000	–	39,000	13,500	–	–	167,500	Annual retainer: 50% in cash and 50% in DSUs. Meeting fees: 100% in cash.
George A. Cope	100,000	–	–	39,000	10,500	–	3,000	152,500	100% in DSUs
Ronald H. Farmer	100,000	–	–	43,000	25,500	–	–	168,500	100% in DSUs
David A. Galloway	–	–	300,000	–	–	–	–	300,000	100% in DSUs
Harold N. Kvisle	100,000	–	–	40,000	12,000	12,000	6,000	170,000	100% in DSUs
Eva Lee Kwok (d)	100,000	–	–	37,000	12,000	10,500	–	159,500	100% in DSUs
Bruce H. Mitchell	100,000	25,000	–	37,000	22,500	–	1,500	186,000	100% in DSUs
Philip S. Orsino	100,000	35,000	–	37,000	31,500	–	–	203,500	100% in DSUs
Martha C. Piper	100,000	–	–	41,000	13,500	13,500	3,000	171,000	100% in DSUs
J. Robert S. Prichard	100,000	15,000	–	43,000	24,000	–	3,000	185,000	100% in DSUs
Jeremy H. Reitman	100,000	–	–	40,000	18,000	–	–	158,000	100% in DSUs
Guylaine Saucier	100,000	–	–	43,000	22,500	–	1,500	167,000	Annual retainer: 50% in cash and 50% in DSUs. Meeting fees: 100% in cash.
Nancy C. Southern	100,000	–	–	39,000	15,000	10,500	1,500	166,000	Annual retainer: 50% in cash and 50% in Common Shares. Meeting fees: 100% in cash.
Don M. Wilson III	58,333	–	–	21,000	4,500	7,500	1,500	92,833	100% in DSUs
Total	1,558,333	115,000	300,000	626,000	304,500	67,500	27,000	2,998,333	Total fees paid in DSUs: $2,609,166 Total fees paid in cash: $389,167

Notes
(a)	Effective March 4, 2008, Mr. Bachand ceased to be, and Mr. Astley was appointed as, the Chair of the Human Resources and Management Compensation Committee.
(b)	Includes a double meeting fee paid for the two-day Strategy Session and a half fee for the Board of Directors meeting held on October 15, 2008.
(c)	Fees paid to directors for attending Committee meetings as invitees.
(d)	Mr. Bachand and Mrs. Kwok are not standing for re-election at the March 3, 2009 Annual Meeting of Shareholders.
Bank of Montreal Proxy Circular  |  17

Board of Directors Compensation/Attendance (continued)
Compensation from Subsidiaries/Affiliates
From time to time, non-employee directors of the Bank serve as directors of subsidiaries and affiliates of the Bank. Non-employee directors are reimbursed for travel and other out-of-pocket expenses incurred in attending board and committee meetings of subsidiaries and affiliates. Except with respect to service by two non-employee directors who served as directors of Harris Financial Corp., non-employee directors of the Bank did not during fiscal 2008 receive compensation from affiliates or subsidiaries of the Bank for service as directors of the subsidiaries and affiliates. During fiscal 2008, Mr. Galloway and Mr. Bachand served as directors of Harris Financial Corp. and received compensation from Harris Financial Corp. for such services (annual retainer of US$110,000 and no board or committee meeting fees). Mr. Galloway and Mr. Bachand received $20,000 and $110,000, respectively, of such fees in DSUs pursuant to a plan offered to the directors of Harris Financial Corp.

Summary of Directors’ Attendance for the Period November 1, 2007 to October 31, 2008

							Human
							Resources and
					Governance		Management					The Pension Fund
			Audit		and Nominating		Compensation		Risk Review			Society of the
Summary of	Board (a)		Committee		Committee		Committee		Committee			Bank of Montreal		Average
Attendance of Directors	(23 meetings)		(8 meetings)		(7 meetings)		(9 meetings)		(9 meetings)			(3 meetings)		Percent

	#	%	#	%	#	%	#	%	#		%	#	%	%

Robert M. Astley (b)	23	100	–	–	5/5	100	9	100	9		100	2/2	100	100

Stephen E. Bachand	23	100	–	–	6	86	9	100	–		–	–	–	97

David R. Beatty (c)	22	96	5/5	100	–	–	3/5	60	7/8	(d)	88	–	–	90

Robert Chevrier	21	91	7	88	–	–	–	–	–		–	2	67	88

George A. Cope	20	87	–	–	–	–	–	–	8		89	–	–	88

William A. Downe (e)	23	100	8	100	7	100	9	100	8/8	(f)	100	–	–	100

Ronald H. Farmer	23	100	8	100	–	–	9	100	–		–	–	–	100

David A. Galloway (g)	23	100	8	100	7	100	9	100	9		100	3	100	100

Harold N. Kvisle (h)	21	91	–	–	–	–	4/4	100	5/6		83	–	–	91

Eva Lee Kwok (i)	20	87	7	88	–	–	–	–	–		–	1/1	100	88

Bruce H. Mitchell	20	87	–	–	7	100	–	–	9		100	–	–	92

Philip S. Orsino (j)	19	83	8	100	7	100	–	–	7/8	(k)	88	–	–	89

Martha C. Piper	22	96	–	–	–	–	9	100	–		–	–	–	97

J. Robert S. Prichard	23	100	–	–	7	100	9	100	–		–	–	–	100

Jeremy H. Reitman (l)	21	91	8	100	–	–	–	–	4/4		100	1/1	100	94

Guylaine Saucier (m)	23	100	8	100	–	–	–	–	5/5		100	2/2	100	100

Nancy C. Southern	20	87	–	–	–	–	–	–	7		78	3	100	86

Don M. Wilson III (n)	11/12	92	–	–	–	–	–	–	3/4		75	–	–	88

Average Percent		94		97		98		97			92		93	95

Notes
(a)	The 23 meetings held by the Board of Directors in fiscal 2008 included meetings which were outside its regular meeting schedule and round table meetings (sessions where the directors discussed current and developing issues with the Bank’s President and Chief Executive Officer and dealt with other Board-related matters).
(b)	Effective March 4, 2008, was appointed to the Governance and Nominating Committee and ceased to be a member of the board of directors of The Pension Fund Society of the Bank of Montreal.
(c)	Effective March 4, 2008, was appointed to the Human Resources and Management Compensation Committee and ceased to be a member of the Audit Committee.
(d)	Was unable to attend the March 3, 2008 meeting due to Committee scheduling conflicts.
(e)	Attended Committee meetings, in full or in part as appropriate, as an ex officio (non-voting) member at the request of the Committees.
(f)	Was unable to attend the March 3, 2008 meeting due to Committee scheduling conflicts.
(g)	Member of the Governance and Nominating Commitee and the Human Resources and Management Compensation Committee and, as Chairman of the Board, attends other Committee meetings as an ex officio (non-voting) member.
(h)	Effective March 4, 2008, was appointed to the Risk Review Committee and ceased to be a member of the Human Resources and Management Compensation Committee.
(i)	Effective March 4, 2008, was appointed to the board of directors of The Pension Fund Society of the Bank of Montreal.
(j)	As Chair of the Audit Committee, attends Risk Review Committee meetings as an ex officio (non-voting) member.
(k)	Was unable to attend the March 3, 2008 meeting due to Committee scheduling conflicts.
(l)	Effective March 4, 2008, was appointed to the board of directors of The Pension Fund Society of the Bank of Montreal and ceased to be a member of the Risk Review Committee.
(m)	Effective March 4, 2008, was appointed to the Risk Review Committee and ceased to be a member of the board of directors of The Pension Fund Society of the Bank of Montreal.
(n)	Effective March 28, 2008, was appointed to the Board of Directors and effective April 22, 2008, was appointed to the Risk Review Committee.
18  |  Bank of Montreal Proxy Circular

Report of the Audit Committee
The Audit Committee oversees the quality, integrity and timeliness of the Bank’s financial reporting, its internal controls, including internal control over financial reporting and disclosure controls and procedures, its internal audit function, and its compliance with legal and regulatory requirements. It also has oversight responsibilities in relation to transactions involving related parties; conflicts of interest and the use and disclosure of confidential information, including customer and employee information; consumer protection measures and dealing with customer complaints; and standards of business conduct and ethics for directors, senior management and employees. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’ Auditors. In addition, the Committee acts as the audit committee and conduct review committee of certain subsidiaries as required by the Board. The Board has determined that each member of the Audit Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (the “SEC”) and NYSE standards, and that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such term is defined under SEC rules.
Members: Philip Orsino (Chair), Robert Chevrier, Ronald Farmer, David Galloway (ex officio), Eva Lee Kwok, Jeremy Reitman, Guylaine Saucier
Year in Review
Financial Reporting
•	Received regular presentations on current market issues and potential financial exposures during a year of unprecedented market volatility.

•	Reviewed with management emerging best practices related to financial reporting. The Bank’s President and Chief Executive Officer and Interim Chief Financial Officer continue to certify the Bank’s annual and interim filings, which include the Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form, as required under rules adopted by the Canadian Securities Administrators (“CSA”) and as required by the Sarbanes-Oxley Act of 2002 (“SOX”).

•	Received regular updates on the Bank’s implementation of International Financial Reporting Standards (“IFRS”) and the implications of IFRS on the Bank’s financial reporting.

•	Reviewed with management and the Shareholders’ Auditors: the appropriateness of the Bank’s accounting and financial reporting, the impact of adopting new accounting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgments of management that were material to the Bank’s financial reporting, and the disclosure of critical accounting policies.

•	Reviewed and recommended for approval by the Board: the Consolidated Financial Statements, Management’s Discussion and Analysis and financial releases on an annual and quarterly basis, and the Annual Information Form on an annual basis. Also reviewed and recommended for approval by their respective boards the annual financial statements of certain subsidiaries. The Committee concluded these documents were complete, fairly presented the Bank’s financial position and financial performance and were in accordance with generally accepted accounting principles that were consistently applied.
Internal Control over Financial Reporting and Disclosure Controls and Procedures
•	Examined reports of the Chief Auditor concerning the effectiveness of internal control, including the disclosure of information to customers in compliance with the Bank Act.

•	Reviewed and approved the Committee Charter, Corporate Policies relating to Auditor Independence and the Corporate Audit Mandate.

•	Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under SOX section 404.

•	Reviewed management’s evaluation of the effectiveness of the Bank’s disclosure controls and procedures required under SOX section 302 and under rules adopted by the CSA.

•	Oversaw additional disclosures as recommended by the Financial Stability Forum.

•	Met regularly with the Chief Auditor without management present.

•	Examined key regulatory developments and assessed their implications for the Bank.

•	Received the General Counsel’s quarterly reports on legal matters that present material risks to the Bank. Considered legal and regulatory developments having an impact on the Bank’s operations.

•	Received the Chief Compliance Officer’s quarterly reports on compliance with applicable laws and regulations, including anti-money laundering regulations.

•	Reviewed correspondence from regulators and the Bank’s responses thereto.
Bank of Montreal Proxy Circular     |     19

Report of the Audit Committee (continued)
Shareholders’ Auditors
•	Reviewed and approved requests to engage the Shareholders’ Auditors for all their services provided to the Bank and its subsidiaries.

•	Reviewed the reports of the Shareholders’ Auditors outlining all relationships between the Shareholders’ Auditors and the Bank to confirm the independence of the Shareholders’ Auditors.

•	Met regularly with the Shareholders’ Auditors without management present.
Conduct Review
•	Reviewed the revised corporate policy FirstPrinciples: Our Code of Business Conduct and Ethics (“FirstPrinciples”), and recommended its approval to the Board. The Code was updated to reflect the Bank’s continued commitment to ethical business practices.

•	Reviewed the Bank’s whistleblower procedures, which allow officers and employees to report potential violations of FirstPrinciples or concerns relating to accounting, internal accounting controls or auditing matters on a confidential and anonymous basis.

•	Reviewed the Bank’s reports relating to employee conduct procedures, including conflict of interest, personal trading in securities and results of the FirstPrinciples Annual Acknowledgement process.

•	Reviewed the Bank’s procedures for dealing with customer complaints and other consumer protection provisions, including procedures to fulfill the obligations imposed by the Financial Consumer Agency of Canada (“FCAC”).
20     |     Bank of Montreal Proxy Circular
•	Reviewed the Bank’s report on the status of the FCAC compliance regime, as well as updates on FCAC activities and requirements and their impact on the Bank.

•	Reviewed and approved the Bank’s updated procedures for complying with the Self-Dealing Provisions of the Bank Act, other governing legislation, applicable insider lending restrictions under the United States Securities Exchange Act of 1934 and other non-legislated best practices adopted by the Bank.

•	Reviewed material transactions with related parties of the Bank and its designated subsidiaries in order to identify any potential material effects of these transactions on the stability or solvency of the participants.

•	Reviewed reports on the use and disclosure of confidential information, including customer and employee information, to monitor compliance with the obligations imposed by privacy legislation.

•	Submitted to the Superintendent of Financial Institutions an annual report on the proceedings of the Committee.
The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2008.
Philip S. Orsino
Chair

Report of the Governance and Nominating Committee
The Governance and Nominating Committee is responsible for developing and maintaining governance principles consistent with high standards of corporate governance, and reviewing and assessing on an ongoing basis the Bank’s system of corporate governance. The Committee identifies and recommends candidates for election or appointment to the Board and ensures that Board and Board committee orientation programs are in place for new directors, as well as ongoing education for all directors so that their knowledge and understanding of the Bank’s business and their responsibilities as directors are kept current. The Committee conducts an annual review of director compensation and makes recommendations to the Board thereon. The Committee is also responsible for developing and recommending to the Board a process for assessing the Board, its committees and individual directors, including the Board and committee Chairs.
Members: Robert Prichard (Chair), Robert M. Astley, Stephen Bachand, David Galloway, Bruce Mitchell, Philip Orsino

Year in Review
•	Chairman of the Board Matters – Evaluated the Chairman of the Board, David Galloway, based on the comments received from Board members. The evaluation was communicated to the Chairman and was used to review the current year’s Board priorities and initiatives and to establish goals for the ensuing year. In light of the expiry of the Chairman of the Board’s term in 2009, the Committee undertook a review of the matter (which included discussions with each member of the Board of Directors) and recommended an extension of the Chairman’s term to 2012. The extension of Mr. Galloway’s term to 2012 was subsequently approved by the Board of Directors.

•	Corporate Governance Initiatives – Assessed, on an ongoing basis, the Bank’s system of corporate governance to ensure that the Bank’s corporate governance practices meet applicable legal and regulatory requirements and best practices. (For a complete discussion of the Bank’s corporate governance practices, see Schedule 1 of this Proxy Circular or www.bmo.com/investorrelations.) The Committee supported the work of the Risk Review Committee in overseeing the Bank’s comprehensive review of its risk management practices.

•	Board/Committee Composition – Assessed the composition and size of the Board, examining its breadth and the diversity of experience of its current members. Reviewed the skills and competencies of the Board as a whole and of individual directors against a list of desirable skills and competencies. Recommended to the Board the nominees to stand for election as directors at the Annual Meeting of Shareholders, as well as the committee members and Chairs for the year. Determined the need to augment the Board with a director with specific risk management and U.S. capital markets skills and experience. After undertaking a search process and considering all relevant criteria for a new director, the Committee recommended the appointment of Don M. Wilson III to the Board of Directors. Mr. Wilson was subsequently appointed on March 28, 2008.

•	Board, Committee and Director Performance Assessment –

Reviewed the Board’s current evaluation process and conducted the annual evaluation of the effectiveness and contributions of the Board, its committees and individual directors based on a combination of questionnaires and interviews conducted by the Chairman of the Board.
•	Director Independence, Shareholdings and Attendance – Worked with the Board in determining that, with the exception of the Bank’s President and Chief Executive Officer, William Downe, all the directors were independent in accordance with the independence standards approved by the Board. Reviewed the shareholdings of directors and concluded that all directors met the six times annual retainer requirement as at October 31, 2008, with the exception of Dr. Piper, who was appointed to the Board in July 2006. Monitored director attendance and determined that all directors met the requirement to attend at least 75% of all meetings (Board and committees) that they are required to attend during the year.

•	Director Compensation – Conducted an assessment of the director compensation practices of comparator corporations and made recommendations to the Board regarding compensation of the Bank’s directors.

•	Annual Strategy Session – Conducted a survey following the Board’s annual strategy session, which confirmed the directors’ agreement with the strategies outlined and provided input regarding future strategy sessions.

•	Annual Governance Reviews and Updates – Reviewed and recommended to the Board position descriptions for the Chairman of the Board and the committee Chairs. Supervised the annual review of the Bank’s Board Approval/Oversight Guidelines, which define the lines of accountability for both the Board and management. Reviewed and made recommendations to the Board on amendments to the Board’s mandate and the Board committee charters in light of applicable governance guidelines, standards and best practices. Reviewed and approved the Board orientation program for new directors and the committee orientation programs for new committee members.
The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2008.
J. Robert S. Prichard
Chair
Bank of Montreal Proxy Circular     |     21

Report of the Risk Review Committee
The Risk Review Committee is responsible for overseeing the Bank’s risk management framework to enable the Board to fulfill its oversight responsibilities in relation to the identification, documentation, measurement and management of significant risks affecting the Bank. The Committee also monitors the Bank’s compliance with risk-related regulatory requirements and adherence to the Bank’s internal risk management corporate policies.
Members: Bruce Mitchell (Chair), Robert Astley, David Beatty, George Cope, David Galloway (ex officio), Harold Kvisle, Philip Orsino (ex officio), Guylaine Saucier, Nancy Southern, Don Wilson III

Year in Review
•	Focused on the review of the risks that the Bank was facing in the context of the changing economic and risk environments. The Committee reviewed presentations throughout the year which highlighted the impact of the general disruption in capital markets on the Bank’s: (i) liquidity position; (ii) credit and counterparty exposures; and (iii) structured credit-related positions. The Committee also closely monitored associated trends, including the increasing Provisions for Credit Losses.

•	Welcomed three new members during the year: Hal Kvisle, Guylaine Saucier and Don Wilson III (a newly appointed director in 2008 and the former Chief Risk Officer of JP Morgan Chase & Co.).

•	Received regular updates on the Bank’s comprehensive review of its risk management practices that was done in consultation with external advisors. This review has led to a number of changes being made, including the introduction of a new organizational structure in risk management, enhancements to risk reporting and enriched risk/ return trade-off discussions, with the goal of ensuring that the Bank becomes a leader in risk identification, mitigation and management.

•	Held two education sessions (as part of ongoing director education) where the Committee received presentations from Management on risk and risk management.

•	Received regular updates from Management on a variety of subjects including the Basel II Capital Accord requirements and in particular, the Internal Capital Adequacy Assessment Process, which establishes risk-based capital targets and capital strategies to achieve internal targets.

•	Reviewed, amended and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the President and Chief Executive Officer. These policies and controls are aligned with prudent, proactive risk management principles, prevailing market conditions and the business requirements of the approved strategies. They are also designed to be in compliance with the requirements of the laws and regulatory bodies that govern the Bank and its subsidiaries.

•	Reviewed and approved the quarterly total bank market risk profile.

•	Reviewed the Bank’s quarterly provisions and allowances for credit losses.

•	Reviewed and approved, as appropriate, decisions on risk exposures that exceeded delegated limits as per the Bank’s Counterparty Exposure Diversification Corporate Policy.
22     |     Bank of Montreal Proxy Circular
•	Examined regularly the attestations and reports of the Executive Vice-President and Chief Risk Officer. These address positions and trends in the Bank’s risk exposures, including the comparison of actual positions to exposure limits as well as any exceptions to corporate policies.

•	Reviewed core methods and procedures established by management to control key risks, and deemed by the Committee to be appropriate for prudent business practice.

•	Examined the Bank’s risk measures, including parameters and trends.

•	Reviewed significant credit and market risk exposures, industry sector analyses, topical risk issues, and the strategies of the Bank’s major business units, including related risk methodologies. The strategies of the business units are reviewed from an integrated perspective that encompasses all of the risk components, thereby providing a comprehensive view of both the risk and the expected returns. These reviews included regular updates on the commodities portfolio for which there was a large loss recorded in fiscal 2007.

•	Considered risk issues in the broad context of the Bank’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses, group strategies and line-of-business initiatives.

•	Evaluated the Committee’s effectiveness in carrying out the duties specified in its Charter.

•	Reviewed regularly the progress toward implementation of the new regulatory capital requirements under the Basel II Framework.

•	Reviewed, in satisfaction of OSFI Guideline B-10, the Bank’s material outsourcing arrangements in order to provide oversight in the aggregate use of outsourcing in the enterprise.

•	Considered and reviewed the Bank’s business continuity management and insurance programs including approval of certain limits of insurance to meet the requirements of the Protection of Assets (Banks) Regulations to the Bank Act.
The Committee is satisfied that it appropriately fulfilled its mandate for the year ended October 31, 2008.
Bruce H. Mitchell
Chair

Report of the Human Resources and Management Compensation Committee
The Human Resources and Management Compensation Committee is responsible for assisting the Board of Directors in ensuring that the Bank’s human resources strategies support its objectives and sustain shareholder value. Each member of the Human Resources and Management Compensation Committee is considered to possess the knowledge and experience in human resources and compensation matters to actively contribute to the Committee’s objectives.
Members: Robert Astley (Chair), Stephen Bachand, David Beatty, Ronald Farmer, David Galloway, Martha Piper, Robert Prichard

Year in Review
During the year, the Committee reviewed strategic, organizational and leadership issues, the executive compensation program and plans, performance assessments of the Bank’s most senior executives and succession management for all key executive positions. In fulfilling its role, the Committee:

•	Implemented the redesigned executive compensation program. The new executive compensation program has been designed to link appropriate levels of pay to performance, support the recruitment, retention and motivation of executive talent and, at the same time, align compensation practice with Bank strategies for maximizing shareholder value. The executive compensation program changes are summarized on page 27.

•	Amended three key non-financial features in the Bank’s equity plans to protect shareholder interests. These changes included (i) non-solicit and non-compete obligations, (ii) double trigger change of control provisions, and (iii) forfeiture provisions on financial restatement or if an executive commits an act detrimental to the Bank.

•	Recommended to the Board an increase in the number of common shares to be issued under the stock option plan. The increase was approved by the Board and is being submitted to shareholders for approval at the 2009 Annual General Meeting. The reasons for the increase are summarized on pages 5 and 6.

•	Assessed the performance of the Bank’s President and Chief Executive Officer, reviewed the assessment with the Board and recommended to the independent members of the Board for approval, the President and Chief Executive Officer’s compensation based on the Bank’s performance for the past fiscal year.

•	Reviewed and approved annual performance assessments submitted by the President and Chief Executive Officer for the other Senior Executives and reviewed and approved compensation for these executives.
•	Reviewed compensation levels for all executives through assessment of the Bank’s benchmarking methodology involving the use of comparator groups and, for individual Senior Executives (the Bank’s 10 most senior executives), reviewed individual compensation tally sheets (a record showing accumulated remuneration from all sources) and used this information to help validate compensation decisions. Part of this review considered the impact of the decline in the Bank’s share price and its overall effect on senior executive compensation. No action was taken to offset or replace the impact of the decline in the share price.

•	Assessed succession plans (short- and long-term) for the President and Chief Executive Officer and all Senior Executive positions. These succession plans were reviewed with the Board.

•	Recommended to the Board the appointment and reassignment of Senior Executives and reviewed and approved the appointment and reassignment of other executives.

•	Reviewed a comprehensive annual assessment of the human resources strategic priorities to widen and deepen the Bank’s performance culture. Progress being made on these key strategies included:
–   establishing more aggressive performance standards and aligning compensation to those standards,
–   enhancing the management of talent and succession,
–   strengthening employee engagement (morale) and the Bank’s status as an employer of choice, and
–   matching training and development to business needs with significant focus on leadership development for the present and the future.

•	Met without management present at every regularly scheduled Committee meeting and when required, met with the Committee’s compensation advisor without management present.

•	Engaged Watson Wyatt as the independent advisor to the Committee following an extensive process described in the next section.
Bank of Montreal Proxy Circular     |     23

Report of the HR and Management Compensation Committee (continued)
Advisor to the Committee
Hugessen Consulting Inc. (“HCI”) acted as a principal advisor to the Committee from 2006 to August 2008. During 2008, the Committee reviewed its requirements and invited proposals from several firms to act as advisor to the Committee. The Committee used several criteria to review the proposals, including technical ability and depth of experience, financial services expertise, access to reliable data, and ability to take a global view of the market. Upon completion of its review of proposals received, the Committee engaged Watson Wyatt (“WW”) as its principal advisor effective September 2008. The advisor provides advice to the Committee on policy recommendations prepared by management, and also reviews and provides commentary on the Bank’s Proxy Circular. During fiscal 2008, the advisor attended portions of Committee meetings, as requested by the Committee Chair.
     The Committee reviews information and recommendations provided by its advisor, as it considers its decisions. The Committee’s decisions may reflect factors and considerations other than the information and recommendations received from its advisor.
     For fiscal 2008, HCI’s fees as the Committee’s advisor totalled approximately $93,000. HCI provided no other services to the Bank. In addition, for fiscal 2008, WW’s fees as the Committee’s advisor totalled approximately $147,000. The Bank also paid WW approximately $72,000 for non-executive compensation and non-compensation-related consulting.
     As a matter of policy, the Committee has adopted a number of practices with regard to its executive compensation advisor:
•	The Committee annually reviews the advisor’s performance, independence and fees;

•	The Committee determines annually, and on an as-needed basis, with input from management and the advisor, the specific work to be undertaken by the advisor for the Committee, and the fees associated with this work;

•	All services provided to the Bank by the advisor, beyond its role in supporting the requirements of the Committee, require written pre-approval by the Chair of the Committee outlining the scope of work and related fees. The Committee does not approve any such work that, in its view, could compromise the advisor’s independence in serving the Committee; and

•	The Committee discloses annually in the Proxy Circular the work done and fees paid to the advisor for all work done for the Committee, and any other work the Committee has approved.
24     |     Bank of Montreal Proxy Circular
Other Compensation Advisors to the Bank
The Bank retains Hay Group, Mercer, and Towers Perrin from time to time to provide expertise and advice in connection with the development of compensation policies and to make recommendations respecting the design and implementation of executive compensation programs, for the Committee’s review and approval.
•	For fiscal 2008, Hay Group’s fees as management’s advisor for executive compensation consulting totalled approximately $86,000. The Bank also paid Hay Group approximately $440,000 for non-executive compensation and job evaluation consulting and compensation surveys.

•	For fiscal 2008, Mercer’s fees as management’s advisor totalled approximately $27,000 for executive compensation consulting. The Bank also paid Mercer approximately $5,100,000 for actuarial and compliance tasks completed for Bank management at various locations around the world.

•	For fiscal 2008, Towers Perrin’s fees as management’s advisor totalled approximately $31,000 and US$106,500 for executive compensation consulting and custom survey work. The Bank also paid Towers Perrin approximately US$261,000 for benefits consulting in connection with United States employee health and welfare programs.
The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2008.
Robert M. Astley
Chair

Executive Compensation Discussion and Analysis
The following is the Human Resources and Management Compensation Committee’s report on executive compensation, which covers approximately 290 Bank of Montreal executives. The number has increased this year as it includes additional equivalent executive positions in the subsidiaries.
Executive Summary
The Bank’s pay-for-performance philosophy seeks to reward the achievement of performance goals and align the interests of executives with the interests of the Bank’s shareholders. At the same time, the Bank seeks to attract, retain and motivate high performing executives by providing competitive compensation.
     In 2007, a year in which Bank performance was affected by the commodities losses, the Bank demonstrated its pay-for-performance philosophy with zero short-term incentive awards for four senior executives: Messrs. Downe, Bourdeau and Milroy and Ms. Maidment. These foregone bonus awards were not reallocated to other executives.
     This philosophy is further illustrated through the equity plan holdings and share ownership of the Bank’s senior officers, specifically:
•	Only two of eight option grants since 2000 that include a 100% price increase condition have met this condition and can be exercised;

•	Only four of the eight option grants since 2000 that include a 50% price increase condition have met this condition and can be exercised; and

•	The Named Executive Officers (NEOs) have experienced a similar decline to shareholders in the value of their outstanding share units and shareholdings.
In 2008, the Bank performed well in challenging times. This is demonstrated by:
•	An increase in revenue to $10,205 million in 2008

•	Net income of $1,978 million for 2008 with Personal and Commercial Banking Canada increasing both revenue and earnings in each quarter of the year, and Private Client Group’s annual earnings matching record results of a year ago

•	Return on equity of 13.0%, the 19th consecutive year at or above 13.0%, and the only North American bank in our peer group with this level of earnings consistency

•	The Bank’s Tier 1 Capital Ratio remained strong at 9.77%
The summary table highlights the Bank’s performance in fiscal 2008 and the trend over the previous two years. While the Committee examines a wide number of key metrics and factors, the following are of particular importance, and are considered indicative of the Bank’s overall performance for the year and how it performed relative to its comparator group.

Metric	2008 Performance	2007 Performance	2006 Performance
Net Income	$1,978 million	$2,131 million	$2,663 million
Return on Equity	13.0%	14.4%	19.2%
Revenue	$10,205 million	$9,349 million	$9,985 million
Earnings Per Share (EPS)	$3.76	$4.11	$5.15
Tier 1	9.77% (Basel II basis)	not applicable	not applicable
Capital Ratio	9.41% (Basel I basis)	9.51% (Basel I basis)	10.22% (Basel I basis)
1-Year TSR (a)	-27.9%	-5.8%	24.1%
1-Year TSR for Canadian Peer Group (b)	-22.7%	8.0%	19.75%
3-Year TSR	-5.6%	6.6%	15.6%
3-Year TSR for Canadian Peer Group (b)	-0.2%	14.5%	17.9%

Notes

(a)	The TSR or total shareholder return is measured by the change in the Bank’s Common Share price plus dividends received assuming they are reinvested in additional common shares.

(b)	Represents the average TSR for the Bank and the five other largest Canadian banks named on page 26.
After establishing competitive pay levels, the Committee determines the funding for executives’ short-, mid- and long-term incentive awards by considering the Bank’s and operating groups’ performance against their performance targets. Despite solid performance by the Bank and the operating groups in the current market environment, results fell below the annual performance targets. As a result, overall funding available for short-term, mid-term and long-term incentive awards to executives was below target.
          Incentive funding for the Named Executive Officers was below target because actual 2008 Revenue, Earnings Per Share and Return on Equity fell short of 2008 business performance targets. As a result, individual compensation for the Named Executive Officers, excluding the CEO, who received a zero short-term incentive award in 2007, is down from 2007 for those who are in the same roles. Two of the officers, Messrs. Flynn and Milroy, were promoted early in 2008 and their compensation reflects the promotions plus the overall business performance and funding level for incentive awards.
Executive Compensation
In fiscal 2007, the Committee undertook a full review of the Bank’s executive compensation programs. The purpose of the review was to ensure that the Bank’s executive compensation programs support the Bank’s strategy and provide compensation incentives to encourage strong results for shareholders. As a result of this review, the Committee approved changes to the Bank’s executive compensation program that were implemented in fiscal 2008. These changes and a discussion of how the CEO, CFO and three most highly paid Senior Executives of the Bank (the “Named Executive Officers” or “NEOs”) were compensated in fiscal 2008 are outlined in the following pages.
Bank of Montreal Proxy Circular      |      25

Executive Compensation Discussion and Analysis (continued)
Executive Compensation Philosophy
The compensation program for the Bank’s executives is designed to provide pay for performance, i.e., to provide a clear link between an executive’s total direct compensation and both business performance and the executive’s own performance. In particular, how much an executive officer earns should depend to a significant degree upon how well the business and the executive officer perform against established measures that are aligned with shareholder interests. At the same time, the Bank must attract, retain and motivate exceptional talent to meet the Bank’s objectives. The Bank’s compensation philosophy is to:
•	Establish compensation opportunities that are at a competitive level in relation to the Bank’s comparator group, and in line with the market median of relevant comparator groups;

•	Grant higher levels of individual incentive compensation when the Bank and the individual achieve higher performance relative to their peers;

•	Grant lower levels of individual incentive compensation when the Bank and the individual underperform relative to their peers; and

•	Encourage executive officers to view their compensation as being tied to the long-term best interests of the Bank’s shareholders.
Overview of the Compensation Process
The Bank has an established protocol to review executive compensation annually. The key steps undertaken in determining compensation for the Bank’s executives are:
At beginning of fiscal year:
i)	set total compensation targets for executive roles based on competitive levels of pay for comparable roles in the market; and

ii)	set annual business performance targets for the Bank as a whole and for each operating group.
After fiscal year completed:
i)	determine incentive pool funding based on Bank and operating group performance against targets;

ii)	assess individual performance based on individual performance targets; and

iii)	allocate executives’ incentive awards based on individual performance against performance goals and within determined incentive pool funding.
Comparator Groups Used to Set Competitive Pay
The Bank uses two primary comparator groups in setting competitive pay. Within these comparator groups, the Bank reviews compensation levels of comparable jobs, and assesses relative performance and the relative institution size. Other financial institutions and non-financial companies are also reviewed to consider the wider pool from which talent may be recruited.
          The primary comparator group that the Bank uses for Canadian executives includes the five other largest Canadian banks named below. The banks are direct competitors and share the same economic and business challenges as BMO, making relative performance comparisons meaningful.
•	Bank of Nova Scotia

•	Canadian Imperial Bank of Commerce

•	Royal Bank of Canada

•	Toronto Dominion Bank

•	National Bank of Canada
For executives in the United States, the Bank uses a comparator group of the nine regional mid-sized banks named below. They are all publicly traded and are comparable to the Bank’s U.S. operations in terms of business mix and size.
• Marshall & Ilsley Corp.
• Huntington Bancshares Inc.
• Associated Banc-Corp.
• TCF Financial Corp.
• Commerce Bancshares Inc.
• Citizens Republic Bancorp, Inc.
• Wintrust Financial Corp.
• First Midwest Bancorp Inc.
• MB Financial Inc.
Elements of Executive Compensation
There are four main elements of direct compensation:
• Base salary;
• Short-term cash incentive plan;
• Mid-term incentive plan based on restricted share units; and
• Long-term incentive plan that issues stock options.
Incentive compensation plans are designed to reward executives based on performance in as many as three areas: (1) total Bank, (2) operating group, and (3) individual performance.
Compensation Mix for each Element of Compensation
The table below shows how the executives’ target total direct compensation is comprised as a percentage for each element.
          This mix reflects each executive’s ability to influence short-term (1-year), mid-term (3-year) and long-term (10-year) business results.
For example, the mix of Senior Executive compensation is more heavily weighted towards pay-at-risk (incentives versus base salary), reinforcing the pay-for-performance link and an alignment with the interests of the Bank’s shareholders.
          While the Bank’s compensation mix is market competitive, and within the range adopted by its peer group, the Bank generally provides a higher proportion of total direct compensation in mid- and long-term incentives than its Canadian peer group.
Annual Compensation Review Process
Each year, the Committee reviews and recommends to the Board for approval the compensation of the President and Chief Executive Officer. The Committee also reviews and approves the compensation of the other Senior Executives (the top 10 executives) which includes the Named Executive Officers. In addition, the Committee reviews and approves the aggregate annual awards of salary, and short-, mid- and long-term incentive plans for the remaining executives. The President and Chief Executive Officer is responsible for reviewing and approving all recommendations for executives, other than Senior Executives, within the Committee approved aggregate award amounts.

	Percentage of Target Total Direct Compensation (excluding BMO Capital Markets (CM))
Title	Base Salary	Short-Term Incentive	Mid-Term Incentive	Long-Term Incentive
President and Chief Executive Officer	13%	25%	31%	31%
Operating Group President	16%	28%	28%	28%
Senior Executive Vice-President Executive Vice-President	27%	23%	28%	22%
Senior Vice-President	34%	24%	27%	15%
Vice-President	44%	23%	26%	7%

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Assessment of Total Bank and Operating Group Performance
At the beginning of each fiscal year, the Committee establishes business performance targets (described in the incentive plan sections on pages 28 to 29) for funding the executive short-, mid- and long-term incentive plans. Once the target-based pools are determined, the Committee examines business results against the predetermined business performance targets, the economic environment, relative performance and other considerations it deems relevant. These inputs are used to determine if the pool funding should be adjusted positively or negatively to provide the appropriate level of incentive compensation funding.
Assessment of Individual Performance
Individual performance against set goals is also reviewed for all executives. While awards are generally tied to performance against quantitative objectives, consideration is also given to an individual’s contribution to the organization through leadership, demonstrated commitment to the Bank’s customers, innovation and teamwork.
Annual Compensation Decision-Making
In addition to using business and individual performance to determine annual compensation levels, the Committee also reviews a total compensation tally sheet for each Senior Executive. These tally sheets assign a dollar value to each component of compensation, including:
•  Base salary;
•  Short-term cash incentives;
•  Vested, unvested and previously paid equity awards;
•  Benefits (e.g., pensions);
•  Perquisites (flexible allowances); and
•  Potential severance payments.
2008 Changes to Incentive Plans
Overview
Throughout 2007, the Committee led a comprehensive review of the Bank’s executive compensation program. The review covered all executive incentive plans for each of the banking groups including the BMO Capital Markets Executive Committee (consisting of the eight most senior executives in BMO Capital Markets). The following tables outline the changes to business performance metrics and pool funding for each of the short-, mid- and long-term incentive plans and changes to performance-based criteria for award payouts, as well as the rationale for the changes made. Generally, the changes are intended to better align executive compensation practices with Bank strategies in order to maximize shareholder value while enhancing the recruitment, retention and motivation of executive talent through competitive pay opportunities.
          To support the implementation of these changes in 2008, extensive communication was undertaken with executives to provide them with a full explanation of, and the rationale for, the changes.

Summary of Incentive Plan Changes

Element	Prior	New	Rationale for Change
All incentive plan pools have a range of funding for performance. Pool funding for a normal range of business performance has a threshold and maximum range from 80%–120% for all executives with the exception of Senior Executives, for whom the pool funding ranges from 70%–130%. The Committee retains discretion in all cases to adjust the pool funding ranges in extraordinary circumstances.
Short-Term Incentive Plan (Paid in cash and/or deferred into Deferred Stock Units)
Total Bank performance measures for pool funding	• EPS growth – 50% • Revenue growth – 50%	• Cash EPS growth – 40% • Revenue growth – 40% • Return on equity (ROE) – 20%
• EPS growth and revenue growth continue to have a strong correlation with Total Shareholder Return
• ROE was added so that the earnings and revenue growth would not compromise return on capital (i.e., that the growth is quality growth)

Mid-Term Incentive Plan (Restricted Stock Units)
Performance metrics for pool funding • Senior Executives	• Cash productivity (a) at total Bank level
• Relative 3-year historical Total Shareholder Return (phased implementation – in 2008, will use 1-year historical return; in 2009, will use 2-year historical return; and in 2010 will use 3-year historical return)

• Enhance the pay/performance linkage by sizing awards to relative performance on the basis of the Bank’s actual performance against its peers
• Relative TSR is a better measure for driving desired outcomes

• Other Executives	• Operating groups: operating group cash productivity (a) • Corporate groups: total Bank cash productivity (a)	• 25% relative 3-year historical Total Shareholder Return (phasing in as above) • 75% Short-Term Incentive Plan measures	• Provide balance between relative performance and executive line of sight to business operating performance
Performance metrics used to determine award payouts	• Relative 3-year Total Shareholder Return
• With changes in the performance metrics for pool funding based on relative 3-year historical Total Shareholder Return, the Committee decided that relative TSR for award payouts was no longer required as a measure

Long-Term Incentive Plan (Stock Options)
Performance metrics for pool funding	• No business performance metric to adjust pool funding	• Relative 3-year historical Total Shareholder Return establishes pool funding (phased implementation as above)	• Enhance the pay/performance linkage by sizing awards to relative performance on the basis of the Bank’s actual performance against its peers
Condition to exercise	• Exercise subject to share price increase hurdle for a portion of each grant	• Replaced with performance metric based on relative 3-year historical Total Shareholder Return to determine pool size

Note
(a)	Cash productivity is the cash expense-to-revenue ratio, or the percentage of revenue consumed by operating expenses, excluding the impact of amortization of intangible assets on non-interest expense.
Bank of Montreal Proxy Circular      |      27

Executive Compensation Discussion and Analysis (continued)
The first table below sets out the operating group annual operating measures used to determine the level of incentive pool funding. The next table shows how the total Bank performance measures, operating group annual operating measures and shareholder measures (TSR) are combined to establish pool funding by incentive plan and executive group.
The Bank has four operating groups that service a broad range of personal, commercial, corporate and institutional customers. These are the Private Banking Group (PCG), Personal and Commercial Banking Canada (P&C Canada), Personal and Commercial Banking U.S. (P&C U.S.) and BMO Capital Markets (BMO CM). The Corporate Groups support the operating groups.

Operating Group Annual Operating Measures

Corporate Groups (Total Bank)		PCG		P&C Canada		P&C U.S.		BMO CM

Revenue growth	40%	Cash net income growth	40%	Cash net income growth	35%	Cash net income growth	30%	Cash net income	67%
Cash EPS growth	40%	Revenue growth	40%	Revenue growth	35%	Revenue growth	30%	Return on equity	33%
Return on equity	20%	Cash operating leverage	20%	Cash operating leverage	15%	Cash operating return on
				Return on equity	15%	tangible common equity	20%
						Cash operating leverage	20%

Pool Funding Performance Measures by Incentive Plan and Executive Group

	Short-Term Incentive		Mid-Term Incentive		Long-Term Incentive

Senior Executives	Operating group annual operating measures	75%	Relative 3-year TSR	100%	Relative 3-year TSR	100%

	Total Bank performance measures (a)	25%

Other Executives (includes BMO CM Executive Committee)	Operating group annual operating measures	75%	Operating group annual operating measures	75%	Relative 3-year TSR	100%

	Total Bank performance measures (a)	25%	Relative 3-year TSR	25%

Note

(a) Total Bank performance measures are the same as the corporate groups annual operating measures.
Short-Term Cash Incentive Plan (STIP)
 The Bank’s Short-Term Incentive Plan is designed to motivate achievement of specific annual goals at business and individual levels.
Summary

Eligibility	• Executives in BMO and BMO CM Executive Committee
Performance measures	• The size of the short-term incentive plan (STIP) pool is determined either by total Bank performance or by a combination of total Bank and operating group performance
• The Committee may adjust pool based on its assessment of results achieved and relevant secondary considerations
Allocation of incentive pool funds	• Individual awards are based on the individual’s contribution to annual business results
Form of incentive	• Participants receive short-term incentives in cash
• Deferral of short-term incentives is also permitted (see Voluntary Cash Deferral section below for more details)

Funding of the December 2008 Pool
In the operating groups, P&C Canada reported very good results, increasing both revenues and earnings in each quarter of the year and demonstrating tangible progress on its strategic agenda. The U.S. Personal and Commercial Banking group’s results were lower year-over-year, having been affected by the impact on revenues and expenses of the difficult market environment and by higher levels of integration costs for the Wisconsin acquisitions. The Private Client Group’s results for the fiscal year matched the record performance of a year ago despite softer market conditions. BMO Capital Markets reported good results in a number of core businesses despite a very difficult capital market environment. Overall, with the challenges of economic and market conditions, the Bank and operating groups did not achieve all of their annual operating targets, and short-term incentive funding was below target for all groups.
Voluntary Cash Deferral (Deferred Stock Unit Plans)
 The voluntary Deferred Stock Unit Plans allow participants to defer cash awarded under the Short-Term Incentive Plan. The eligibility has been expanded in order to enhance alignment with maximizing shareholder value.
Summary

Eligibility	• Selected executives in BMO and BMO CM
Objective	• Align the interests of executives with those of shareholders by linking Short-Term Incentive Plan awards to future value of the Bank’s Common Shares
Description	• May voluntarily defer cash awarded under the Short-Term Incentive Plan
•  Elect to receive 0%, 25%, 50%, 75% or 100% of Short-Term Incentive Plan in Deferred Stock Units (DSUs)
• Senior Executives can defer up to 100%; non-Senior Executives can defer up to 100% or a maximum of $350,000
Process	• Irreversible elections must be made before the beginning of the fiscal year • After short-term incentives are determined at year-end, the deferred percentage of STIP awards is converted to DSUs
Value/Form
•  The value of DSUs is equivalent to the fair market value of an equal number of Common Shares when redeemed. DSUs earn dividend equivalents in the form of additional units
•  Redeemed for cash and/or Common Shares (purchased on the open market) only upon termination of all positions with the Bank and its affiliates

28    |    Bank of Montreal Proxy Circular

Mid-Term Incentive Plan (MTIP) – all Executives
 The Bank’s Mid-Term Incentive Plan is designed to motivate the creation of sustainable shareholder value and superior returns over a three-year performance period.
Summary

Eligibility	• Executives in BMO and selected executives in BMO CM
Performance measures	• Pool is funded based on relative 3-year historical TSR and operating group annual operating measures
Allocation of incentive pool funds	• Individual performance in the current year, level and consistency of performance, and potential to assume greater responsibility and make more significant contribution in the future
Form of incentive	• Participants receive awards of Restricted Share Units
Final payouts	• Each award vests and is paid out at the end of 3 years • MTIP units earn dividend equivalents in the form of additional units • Valued on share price at date of payout

Funding of the December 2008 Pool
Pool funding was determined using a combination of operating group measures and for 2008 a relative 1-year TSR. With the Bank’s TSR below the peer average and below target operating group performance, the mid-term incentive pool funding was below target for all groups.
Mid-Term Incentive Plan – BMO Capital Markets (BMO CM)
Summary

Eligibility	• Executives in BMO CM and selected senior managers of BMO CM
Performance measures	• Pool is funded based on BMO CM’s net income, return on equity and relative 3-year historical Total Shareholder Return, and then is adjusted for loan loss performance
Allocation of incentive pool funds	• Individual awards are based on the individual’s contribution to annual business results
Form of incentive	• Participants receive annual awards of Restricted Share Units
Final payouts	• Units vest one-third in each subsequent year of the award and are paid annually as they vest or, at the election of the participant, at the end of 3 years
•  MTIP units earn dividend equivalents in the form of additional units
• Valued on share price at date of payout

Funding of the December 2008 Pool
Pool funding was determined using a combination of BMO CM’s operating group measures and for 2008 a relative 1-year TSR. Despite improved performance, BMO CM did not achieve its target operating measures and this combined with the Bank’s relative 1-year TSR resulted in decreased pool funding from 2007.
Long-Term Incentive Plan
 The Bank’s Long-Term Incentive Plan is designed to provide executives with an incentive to enhance long-term shareholder value. Consideration is not given to the outstanding amount or terms of an individual’s Performance Share Units (PSUs), Restricted Share Units (RSUs) or stock options, or to the current value of those holdings, in determining whether and how many options will be granted.
Summary

Eligibility	• Bank executives, executives in subsidiaries and the members of the BMO CM Executive Committee
Performance measures	• Pool is funded based on relative 3-year historical TSR
Allocation of incentive pool funds	• Individual performance in the current year, level and consistency of performance and potential to assume greater responsibility and make a more significant contribution in the future
Form of incentive	• Participants receive awards of stock options
•  The Bank’s policy is to grant options on the December Board date when CEO compensation is approved. If employees are not permitted to trade in BMO Common Shares under the Bank’s Insider Trading Policy on that date, options will be awarded on the next day when trading is permissible

Final payouts	• Before stock options can be exercised, the options must be vested (options vest 25% per year over four years) • Value is based on the difference between price at grant date and exercise date

Funding of the December 2008 Pool
In 2008, pool funding was determined by the Bank’s relative 1-year TSR. The 2008 pool was funded below target, reflecting a lower than average relative 1-year TSR compared to the Bank’s Canadian peer group.
Dilution Impact of Long-Term Incentive Plan
 To reduce the future dilutive effects of stock options on share value, the Committee has established a guideline that is intended to limit overhang to 7.5% or less of the total number of issued and outstanding Common Shares of the Bank. The Bank also monitors the outstanding options (dilution) and the number of options issued each year (burn rate).
Bank of Montreal Proxy Circular    |    29

Executive Compensation Discussion and Analysis (continued)
Overhang, Dilution and Burn Rate Measures

	Measure (shown as a % of outstanding Bank Common Shares as of October 31, 2008)
	2008	2007	2006
Overhang (a)	4.50%	4.92%	5.05%
Dilution (b)	3.96%	4.14%	4.64%
Burn rate (c)	0.29%	0.25%	0.28%

Notes
(a)	Overhang is defined as the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Bank at the end of the fiscal year.

(b)	Dilution is defined as options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Bank at the end of the fiscal year.

(c)	Burn rate is defined as the number of stock options issued each year, expressed as a percentage of the issued and outstanding Common Shares of the Bank at the end of the fiscal year.
Stock Option Exercise Protocol for the President and Chief Executive Officer
An option exercise protocol has been established for the President and Chief Executive Officer whereby the Committee is consulted prior to each option exercise.
Executive Share Ownership Guidelines
The Committee strongly supports executives holding ownership in the Bank. The timeline below describes key milestones in establishing the guidelines.
•	In January 2001, the Bank introduced minimum shareholding guidelines, which could be met through the holding of the Bank’s Common Shares, DSUs or Units under the Bank’s Mid-Term Incentive Plans.

•	These guidelines were met by all executives by December 2003.

•	In January 2003, the guidelines were increased to the levels outlined in the table below.

•	Existing executives were required to meet these new minimum shareholding guidelines by fiscal 2006 and new executives within three years of appointment.

•	Once executives have met their initial shareholding requirement, they are expected to maintain compliance, which is reconfirmed annually.

•	Compliance is assessed annually based on the higher of market value or value at purchase or grant date.

•	The value of the holdings of each Named Executive Officer other than Mr. Robertson exceeds the applicable share ownership guideline set out below. Mr. Robertson, as newly appointed Chief Financial Officer, has three years to comply.

Share Ownership Guidelines
Post-Termination
Title	Guidelines	Requirements
President and Chief Executive Officer	7.0 times base salary	2 years following termination
Operating Group Presidents	5.0 times base salary	1 year following termination
Senior Executive Vice-Presidents Executive Vice-Presidents	3.0 times base salary
Senior Vice-Presidents	2.0 times base salary
Vice-Presidents	1.5 times base salary

Perquisites
 The Bank provides a taxable cash allowance for Canadian executives in lieu of perquisites such as a car lease or club membership. This program is market-competitive, promotes greater executive satisfaction through choice and manages program and administration costs.
Compensation of the President and Chief Executive Officer
Summary and Philosophy
A critical function of the Committee is to monitor and assess Mr. Downe’s performance and to recommend his compensation to the Board for approval. The Board supports the principle that CEO compensation should be directly related to the overall current performance of the Bank and its potential for continued future growth. As such, in determining recommendations for Mr. Downe’s total compensation, the Committee considers:
•	The absolute and relative performance of the Bank;

•	Mr. Downe’s individual performance against specified objectives established at the beginning of the fiscal year; and

•	Comparison with equivalent roles within the Canadian peer group.
Mr. Downe participates in the same compensation programs as other executives of the Bank as detailed on pages 28 to 29 of this Proxy Circular. Compensation pools available for short-, mid- and long-term awards are also based on the same performance metrics and weighting for other Senior Executives set out on page 28.
          Mr. Downe’s objectives cover not only financial but also strategic and leadership components. The Committee considers Mr. Downe’s personal contribution and achievements during the fiscal year against his specified objectives to determine compensation recommendations. A summary of the 2008 financial highlights is set out on page 25 of this Proxy Circular and reflects the Bank’s relative strength and stability among global financial institutions during difficult economic conditions.
2008 Compensation
In determining the funding for Mr. Downe’s short-, mid- and long-term incentive awards, the Committee considers the Bank’s performance against its performance targets. Overall, the Bank performed well in challenging times; however, results fell below the annual financial performance targets established at the beginning of the year.
          Based solely on financial performance, Mr. Downe’s total compensation for 2008 yielded a calculation of $5,982,000 (adjusted to reflect Canadian dollar equivalent of base pay). Notwithstanding, the Board wished to exercise some upward discretion to reward Mr. Downe’s substantial contribution as CEO of the Bank by awarding him this year with an enhanced Restricted Share Unit award. This award was in recognition of the following accomplishments in 2008:
•	His steady and focused leadership in a difficult financial environment;

•	His leadership in strengthening the Bank’s risk management capability, in the improvement of the Canadian retail and commercial banking business, and in the transformation to a customer-centred and talent-minded culture; and

•	His role in the enhancement of the Bank’s profile in the North American marketplace.
The Committee also considered the Bank’s absolute and relative performance, the achievement of strategic objectives and the competitive pay levels of Canadian bank peer CEOs.
          The Committee’s discretion resulted in the Board approving an additional Restricted Share Unit award valued at $550,000. Upon being informed of this decision, Mr. Downe requested that this special award be withdrawn from his compensation package in light of the current economic conditions. The Board accepted Mr. Downe’s request.

30  |  Bank of Montreal Proxy Circular

     Consistent with the incentive funding for all executives, Mr. Downe’s total compensation is below the target levels set for meeting business performance targets. However, excluding the impact of pension service and compensation cost, Mr. Downe’s compensation is higher than it was in 2007. Last year, in light of commodities trading losses, Mr. Downe requested, and the Board agreed to, a zero short-term incentive award. The table below shows the 2008 compensation for Mr. Downe.

Short-Term
	Incentive Plan	Mid-Term Incentive Plan		Long-Term Incentive Plan
		Mid-Term Incentive Plan	Compensation Value		Compensation Value
Salary	Cash Awarded	Units Awarded	of Award	Stock Options Awarded	of Award

US$1,000,000	$1,400,000	44,677	$1,750,000	219,749	$1,800,000

Compensation Summary
Mr. Downe’s 2008 compensation is shown in the following three-year summary compensation table:

(Cdn $ (a))	2008	2007	2006

Cash
Salary	$1,032,000	$964,245	$704,613
Bonus	$1,400,000	Nil	$1,249,448

Total cash	$2,432,000	$964,245	$1,954,061

Equity
Mid-term (b)	$1,750,000	$1,800,000	$1,837,376
Stock options (c)	$1,800,000	$2,700,000	$1,837,376

Total equity	$3,550,000	$4,500,000	$3,674,752

Total direct compensation (d)	$5,982,000	$5,464,245	$5,628,813
Pension service and compensation cost (e,f)	$(13,359)	$3,801,000	$936,843
Other compensation (g,h)	$401,444	$370,448	$348,949

Total	$6,370,085	$9,635,693	$6,914,605

Notes

(a)	All compensation reported in this table is expressed in Canadian dollars. Where compensation was received in U.S. dollars, it has been converted into Canadian dollars at the average rate of exchange for the applicable year as follows: for 2008, US$1.00 = Cdn$1.032; for 2007, US$1.00 = Cdn$1.093; and for 2006, US$1.00 = Cdn$1.132.

(b)	Amounts shown for 2006 and 2007 are for Performance Share Units (PSUs) granted under the Bank’s Executive Mid-Term Incentive Plans (Bank MTIP) and for 2008 are for Restricted Share Units (RSUs) granted under the same plan. The amounts represent the value of PSUs and RSUs granted in December of each year. For further details refer to the Executive Mid-Term Incentive Plans on page 29. Stated equity amounts are values at the time of grant.

(c)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation Table on page 34. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option. For further details refer to Stock Option Plan on pages 40 to 41.

(d)	Based on the aggressive performance hurdles of Mr. Downe’s special incentive award that was granted in 2007 (referenced on page 35) and the risk that the threshold performance conditions will not be met, the award is deemed to have an indeterminate value.

(e)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs, including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year. For further details refer to the Supplemental Pension Disclosure section on page 39.

(f)	Of the $3,801,000 reported for 2007, $284,300 is attributable to the cost for 2007 service. The remainder is attributable to the increase in accrued pension liability, based on Mr. Downe’s total years of credited service to date, resulting from his increase in salary upon being appointed President and Chief Executive Officer on March 1, 2007. The net effect of the changes in the compensatory assumptions used for the 2008 year-end disclosure reduces the Bank’s pension accounting liability.

(g)	The amounts shown represent: the amount of interest accrued for the relevant fiscal year under the executive incentive bonus plan for amounts deferred prior to November 1, 1987; dividend equivalents automatically credited under the DSU Plans, the Bank MTIPs, and the BMO CM MTIPs for the relevant fiscal year; Bank contributions under the Bank’s Employee Share Ownership Plan for the relevant fiscal year; and Bank contributions under the Employees’ Savings and Profit Sharing Plan. Named Executive Officers in Canada participate in the Employee Share Ownership Plan on the same basis as all other employees in Canada, whereby for each dollar contributed by employees up to 6% of base salary, the Bank will contribute additional Common Shares up to 50% of eligible contributions. Mr. Downe participates in the Employees’ Savings and Profit Sharing Plan on the same basis as all other U.S. employees, whereby the Bank matches the employee’s contribution up to the first 5% of eligible pay.

(h)	Perquisites and benefits are not included as the aggregate value in each of the three years is less than $50,000 and 10% of the CEO’s total salary and bonus.
Compensation of the Named Executive Officers (NEOs)
Summary
This report has discussed the compensation philosophy and process for determining the Bank’s executives’ compensation as a group. The supplemental disclosure shown on page 32 focuses on the Named Executive Officers (NEOs) of the Bank. For 2008, the NEOs include the Chief Executive Officer, each individual who acted as the Chief Financial Officer and the three senior executives in addition to the Chief Executive Officer and the Chief Financial Officer who received the highest compensation.
Named Executive Officers

Position	Name

Chief Executive Officer	W.A. Downe

Chief Financial Officer (Interim) as of March 2008	R.C. Robertson

Chief Financial Officer (Acting) October 2007 to February 2008	T.E. Flynn

Three other most highly compensated executive officers	T.V. Milroy G.G. Ouellette F.J. Techar

Impact of Actual Performance
As a result of the Bank and operating group performance against targets and the Bank’s relative 1-year TSR, funding for short-, mid- and long-term incentive pool funding was below target. Actual individual awards may be up over 2007 due to individual performance or promotions during the year.

Bank of Montreal Proxy Circular  |  31

Executive Compensation Discussion and Analysis (continued)

Compensation Summary for the Other Named Executive Officers
While the information in the following tables appears on pages 34 to 39 in the required disclosure format, this information has been consolidated here in order to provide greater disclosure, ease of readability and clarity for shareholders.
R.C. Robertson
Interim Chief Financial Officer (as of March 2008)

	2008		2007	2006

Cash
Salary		$265,425	n/a	n/a
Bonus		$1,100,000	n/a	n/a

Total cash		$1,365,425	n/a	n/a

Equity
Mid-term (a)		$700,000	n/a	n/a
Stock options (c)	$	Nil	n/a	n/a

Total equity		$700,000	n/a	n/a

Total direct compensation		$2,065,425	n/a	n/a
Pension service and compensation cost (d)		$24,636	n/a	n/a
Other compensation (e,f)		$14,830	n/a	n/a

Total		$2,104,891	n/a	n/a

T.E. Flynn
Executive Vice-President and Chief Risk Officer
(current) and Acting Chief Financial Officer (October 2007 to February 2008)

	2008	2007	2006

Cash
Salary	$393,592	$326,667	$308,750
Bonus	$800,000	$440,000	$390,000

Total cash	$1,193,592	$766,667	$698,750

Equity
Mid-term (a)	$1,024,000	$652,000	$445,000
Stock options (c)	$576,000	$575,000	$450,000

Total equity	$1,600,000	$1,227,000	$895,000

Total direct compensation	$2,793,592	$1,993,667	$1,593,750
Pension service and compensation cost (d)	$137,282	$110,200	$98,300
Other compensation (e,f)	$71,030	$61,692	$50,130

Total	$3,001,904	$2,165,559	$1,742,180

T.V. Milroy
Chief Executive Officer, BMO Capital Markets

	2008	2007	2006

Cash
Salary	$331,667	$200,000	$94,750
Bonus	$1,600,000	$Nil	$2,275,000

Total cash	$1,931,667	$200,000	$2,369,750

Equity
Mid-term (a,b)	$1,830,000	$2,305,000	$2,100,000
Stock options (c)	$–	$400,000	$412,500
March 27, 2008	$800,000	$–	$–
December 11, 2008	$1,170,000	$–	$–

Total equity	$3,800,000	$2,705,000	$2,512,500

Total direct compensation	$5,731,667	$2,905,000	$4,882,250
Pension service and compensation cost (d)	$3,500	$3,500	$3,500
Other compensation (e,f)	$432,573	$411,588	$408,871

Total	$6,167,740	$3,320,088	$5,294,621

G.G. Ouellette
President and Chief Executive Officer, Private Client Group

	2008	2007	2006

Cash
Salary	$500,000	$500,000	$500,000
Bonus	$1,000,000	$1,620,000	$1,900,000

Total cash	$1,500,000	$2,120,000	$2,400,000

Equity
Mid-term (a)	$716,000	$650,000	$750,000
Stock options (c)	$684,000	$950,000	$850,000

Total equity	$1,400,000	$1,600,000	$1,600,000

Total direct compensation	$2,900,000	$3,720,000	$4,000,000
Pension service and compensation cost (d)	$400,513	$428,800	$243,700
Other compensation (e,f)	$312,225	$324,715	$321,968

Total	$3,612,738	$4,473,515	$4,565,668

F.J. Techar
President and Chief Executive Officer
Personal and Commercial Banking Canada

(US$)	2008	2007	2006

Cash
Salary	$541,667	$500,000	$457,215
Bonus	$668,000	$760,000	$900,000

Total cash	$1,209,667	$1,260,000	$1,357,215

Equity
Mid-term (a)	$1,116,000	$750,000	$1,925,000
Stock options (c)	$666,000	$1,250,000	$1,050,000

Total equity	$1,782,000	$2,000,000	$2,975,000

Total direct compensation	$2,991,667	$3,260,000	$4,332,215
Pension service and compensation cost (d)	$307,863	$63,100	$682,800
Other compensation (e,f)	$624,051	$582,587	$520,433

Total	$3,923,581	$3,905,687	$5,535,448

Notes

(a)	Amounts shown for 2006 and 2007 are for Performance Share Units (PSUs) granted under the Bank’s Executive Mid-Term Incentive Plans (Bank MTIP) and for 2008 are for Restricted Share Units (RSUs) granted under the same plan. The amounts represent the value of PSUs and RSUs granted in December of each year. For further details refer to Executive Mid-Term Incentive Plans on page 29. For Mr. Techar the amount shown for 2006 includes Units (RSU Plan) granted on September 22, 2006 in recognition of his appointment to President and Chief Executive Officer, P&C Canada. These Units vest and are paid out in one lump sum three years from the grant date. Stated equity amounts are values at the time of grant.

(b)	Amounts shown include PSUs granted under Bank MTIP (described above) and Restricted Share Units (RSUs) granted under the BMO Capital Markets Mid-Term Incentive Plan (BMO CM MTIP) and represent the total value of PSUs and RSUs granted in December of each year. For further details on the BMO CM MTIP refer to Mid-Term Incentive Plans for BMO Capital Markets on page 29. Stated equity amounts are values at the time of grant.

(c)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation Table on page 34. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option and is valued at the time of grant. For further details refer to Stock Option Plan on pages 40 to 41. For Mr. Milroy the amount shown for 2008 includes options granted on March 27, 2008 in recognition of his promotion to Chief Executive Officer, BMO Capital Markets.

(d)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs, including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year. For further details refer to the Supplemental Pension Disclosure section on page 39.

(e)	The amounts shown represent: the amount of interest accrued for the relevant fiscal year under the executive incentive bonus plan for amounts deferred prior to November 1, 1987; dividend equivalents automatically credited under the DSU Plans, the Bank MTIPs, and the BMO CM MTIPs for the relevant fiscal year; Bank contributions under the Bank’s Employee Share Ownership Plan for the relevant fiscal year; and Bank contributions under the Employees’ Savings and Profit Sharing Plan. Named Executive Officers in Canada participate in the Employee Share Ownership Plan on the same basis as all other employees in Canada, whereby for each dollar contributed by employees up to 6% of base salary, the Bank will contribute additional Common Shares up to 50% of eligible contributions.

(f)	Perquisites and benefits are not included as the aggregate value in each of the three years is less than $50,000 and 10% of the NEO’s total salary and bonus, with the exception of Mr. Techar.

32   |   Bank of Montreal Proxy Circular

Total Cumulative Shareholder Return and Relationship with Executive Compensation
The following chart compares the cumulative BMO shareholder return (TSR) on $100 invested in Common Shares of the Bank on October 31, 2003 with the equivalent cumulative value invested in each of two Toronto Stock Exchange indices for the same period. The chart also shows a comparison between the investment values and the trend in aggregate executive compensation for the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated named executive officers in each reported year, using $100 of total compensation as a base point. Executive compensation is defined as the aggregate of base salary, annual short-term incentive payment, the value of mid-term incentive awards at the time of grant, the fair market value of the long-term incentive awards, other compensation and the annual pension service and compensation cost for the named executive officers in each reported year.
     Through 2006, the Bank’s trend in executive compensation increased in concert with the improvements in the Bank’s TSR and improvements in the markets in general. In 2007 and 2008, the Bank’s pay-for-performance philosophy was clearly demonstrated with the reduction in pay. The TSR also declined over this period, reflecting business performance and general economic conditions.
Notes

(a)	Represents cumulative shareholder return of a $100 investment made on October 31, 2003 as measured by the change in the Bank’s Common Share price plus dividends received assuming they are reinvested in additional Common Shares.

(b)	For 2008, the named executive officers are W.A. Downe and R.C. Robertson (Interim CFO), in addition to the three most highly compensated executive officers. In 2007, the named executive officers were W.A. Downe and K.E. Maidment, in addition to the three most highly compensated executive officers. For 2003 through 2006, the named executive officers were all those reported.
Cost of Management Ratio
In response to a shareholder proposal received in 2005, the Bank committed to working with other financial institutions to develop a cost of management ratio to be reported annually. The agreed-upon measure, shown below, reports the total aggregate compensation for NEOs in the Proxy Circular issued in the year following each of the last three fiscal years noted below, expressed as a percentage of net income after tax.
Cost of Management Ratio

	2008	2007	2006

Total aggregate NEO compensation ($ millions) (a)	$22.4	$24.7	$31.9
As a percentage of net income after tax (b)	1.13%	1.16%	1.20%

Notes

(a)	Total Named Executive Officer (NEO) compensation is defined as the aggregate of base salary, short-, mid- and long-term incentives, other compensation and the annual pension service and compensation cost for the Chief Executive Officer and Chief Financial and Administrative Officer in addition to the three most highly compensated NEOs for each reported year. For 2008, the NEOs are W.A. Downe and R.C. Robertson (Interim CFO), in addition to the three most highly compensated NEOs, and in 2007 the NEO’s were W.A. Downe and K.E. Maidment, in addition to the three most highly compensated NEOs.

(b)	Net income after tax (in accordance with Canadian GAAP) is reported on page 105 of the 2008 Annual Report.
Composition of the Human Resources and Management Compensation Committee
     The Executive Compensation Discussion and Analysis has been approved by the Human Resources and Management Compensation Committee of the Board of Directors, the members of which are set out below. A majority of the members of the Committee are resident Canadians who are not affiliated with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee is not an officer or employee of the Bank or an affiliate of the Bank and is “independent” within the meaning of applicable Canadian securities laws and New York Stock Exchange rules.

Robert M. Astley	Stephen E. Bachand
Chair

David R. Beatty	Ronald H. Farmer

David A. Galloway	Martha C. Piper

J. Robert S. Prichard
Bank of Montreal Proxy Circular  |  33

Executive Compensation
Summary Compensation Table for Named Executive Officers
Compensation earned in respect of the last three fiscal years by the President and Chief Executive Officer, the Interim Chief Financial Officer, the Executive Vice-President and Chief Risk Officer and Acting Chief Financial Officer, and in addition to such executive officers, the three most highly compensated executive officers (collectively the Named Executive Officers) is summarized in the table below:

					Long-term compensation
					Awards		Payouts
						Shares or units subject
						to resale restrictions
			Annual compensation		Securities under	(Performance/
Name and				Other annual	options/SARs	restricted	LTIP	All other
principal position	Year	Salary ($)(c)	Bonus ($)(d)	compensation ($)(e)	granted (#)(f)	share units) ($)(g)	payouts ($)	compensation ($)	(h)

W.A. Downe (a)	2008	1,032,000	1,400,000	n/a	219,749	1,750,000	Nil	401,444
President and	2007	964,245	Nil	n/a	165,400	1,800,000	Nil	370,448
Chief Executive Officer	2006	704,613	1,249,448	n/a	98,300	1,837,376	Nil	348,949

R.C. Robertson (b)	2008	265,425	1,100,000	n/a	n/a	700,000	Nil	14,830
Interim Chief	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Financial Officer	2006	n/a	n/a	n/a	n/a	n/a	n/a	n/a

T.E. Flynn (b)	2008	393,592	800,000	n/a	70,320	1,024,000	Nil	71,030
Executive Vice-President	2007	326,667	440,000	n/a	34,600	652,000	Nil	61,692
and Chief Risk Officer	2006	308,750	390,000	n/a	23,600	445,000	Nil	50,130
and Acting Chief Financial Officer

T.V. Milroy	2008	331,667	1,600,000	n/a	204,139	1,830,000	Nil	432,573
Chief Executive Officer	2007	200,000	Nil	n/a	24,100	2,305,000	Nil	411,588
BMO Capital Markets	2006	94,750	2,275,000	n/a	21,900	2,100,000	Nil	408,871

G.G. Ouellette	2008	500,000	1,000,000	n/a	83,505	716,000	Nil	312,225
President and Chief	2007	500,000	1,620,000	n/a	58,200	650,000	Nil	324,715
Executive Officer	2006	500,000	1,900,000	n/a	45,500	750,000	Nil	321,968
Private Client Group

F.J. Techar	2008	US 541,667	US 668,000	US 390,132	86,149	US 1,116,000	Nil	US 233,919
President and Chief	2007	US 500,000	US 760,000	US 384,991	79,200	US 750,000	Nil	US 197,596
Executive Officer	2006	US 457,215	US 900,000	US 381,744	63,600	US 1,925,000	Nil	US 138,689
Personal and
Commercial Banking
Canada

Notes

(a)	All compensation reported for Mr. Downe in this table is expressed in Canadian dollars. Where compensation was received in U.S. dollars, it has been converted into Canadian dollars at the average rate of exchange for the fiscal year as follows: for 2008, US$1.00 = Cdn$1.032; for 2007, US$1.00 = Cdn$1.093; and for 2006, US$1.00 = Cdn$1.132.

(b)	Mr. Flynn was appointed Acting Chief Financial Officer effective October 2007 to February 2008, and Mr. Robertson was appointed Interim Chief Financial Officer effective March 2008.

(c)	While disclosure regarding salaries for fiscal 2009 is not required, this information may be of interest to shareholders. For fiscal 2009, the Committee determined that salaries for the Named Executive Officers would remain unchanged.

(d)	Amounts shown were earned in respect of the fiscal year indicated. Mr. Downe elected to take 25% of his 2008 bonus in Deferred Stock Units (DSUs) under the Deferred Stock Unit Plan (DSU Plan); Mr. Techar elected to take 50% of his bonus in DSUs and Mr. Milroy elected to take 100% up to a maximum of $350,000 in DSUs based on a share price of $42.85, which was the average closing price on the TSX of Common Shares of the Bank for the five consecutive trading days ending October 31, 2008. Mr. Downe did not receive a 2007 bonus; for 2006 he elected to take 50% of his bonus in DSUs. Mr. Techar elected to take 50% of his 2007 and 2006 bonus in DSUs up to a maximum of $350,000; Mr. Milroy elected to take 100% of his 2007 and 2006 bonuses in DSUs. Aggregate holdings of DSUs granted under the DSU Plans as at October 31, 2008 and their value at this date are noted on page 35. Additional DSUs are automatically credited to represent dividends paid on Common Shares of the Bank, and these amounts are reported under “All other compensation”.

(e)	The aggregate value of perquisites and benefits for the Named Executive Officers is less than the lesser of $50,000 and 10% of the Named Executive Officer’s total annual salary and bonus, with the exception of Mr. Techar. For Mr. Techar, amounts appearing in this column include an allowance of US$354,359 paid in 2008, 2007 and 2006 to assist in his employment relocation from the United States to Canada. Mr. Techar’s allowance will be fully paid in 2009.

(f)	To provide greater clarity in reporting executive compensation, the Bank reports the option awards most recently approved, rather than those 12 months in arrears. Accordingly, amounts shown represent the number of options approved for granting in each of calendar years 2008, 2007 and 2006. As such, the number of options granted to each of the Named Executive Officers in fiscal 2006 (i.e., between November 1 and December 31, 2005) is not included in this table. The number of options granted to each Named Executive Officer in this period is as follows: Mr. Downe 46,300 options; Mr. Flynn 21,600 options; Mr. Milroy no options; Mr. Ouellette 49,800 options; and Mr. Techar 51,700 options.

(g)	To provide greater clarity in reporting executive compensation, the Bank reports awards most recently approved, rather than those 12 months in arrears. Accordingly, amounts shown represent the value of Performance Share Units (PSUs) and Restricted Share Units (RSUs) (Units) granted in each of calendar years 2008, 2007 and 2006. As such, the value of Units granted to each of the Named Executive Officers in fiscal 2006 (i.e., between November 1 and December 31, 2005) is not included in this table. The value of Units granted to each of the Named Executive Officers in this period is as follows: Mr. Downe $1,699,600 in the Bank’s Mid-Term Incentive Plan (Bank MTIP); Mr. Flynn a total of $375,000 in Bank MTIP and BMO Capital Markets Mid-Term Incentive Plan (BMO CM MTIP); Mr. Milroy $1,087,500 in Bank MTIP and BMO CM MTIP; Mr. Ouellette $750,000 in Bank MTIP and Mr. Techar a total of US$425,000 in Bank MTIP. The amount shown for 2008 for each Named Executive Officer includes RSU awards with an effective grant date of December 1, 2008 under the Bank MTIP, which were converted into RSUs based on a share price of $39.17, the volume weighted-average closing price on the TSX of Common Shares of the Bank for the 20 trading days preceding December 1, 2008. These RSUs vest and are paid out at the end of three years. The number of RSUs on payout will be the number awarded plus dividend equivalents. Aggregate holdings of Units, DSUs and Common Shares and their value at October 31, 2008 are noted on page 35.

(h)	The amounts shown represent: the amount of interest accrued for the relevant fiscal year under the executive incentive bonus plan for amounts deferred prior to November 1, 1987; dividend equivalents automatically credited under the DSU Plans, the Bank MTIPs, and the BMO CM MTIPs for the relevant fiscal year; Bank contributions under the Bank’s Employee Share Ownership Plan for the relevant fiscal year; and Bank contributions under the Employees’ Savings and Profit Sharing Plan. Named Executive Officers in Canada participate in the Employee Share Ownership Plan on the same basis as all other employees in Canada, whereby for each dollar contributed by employees up to 6% of base salary, the Bank will contribute additional Common Shares up to 50% of eligible contributions. Mr. Downe participates in the Employees’ Savings and Profit Sharing Plan on the same basis as all other U.S. employees, whereby the Bank matches the employee’s contribution up to the first 5% of eligible pay.
34  |  Bank of Montreal Proxy Circular

Performance/Restricted Share Units, Deferred Stock Units and Common Shares Held as at October 31, 2008
The table below shows the aggregate number of Units, DSUs and Common Shares of the Bank held by each Named Executive Officer, and the value of such Units, DSUs and Common Shares as at October 31, 2008.

		Aggregate
		number of Units(a)/	Values at		Total value at
Name	Type	Common Shares	October 31, 2008	(b)	October 31, 2008

W.A. Downe	Bank MTIP	69,117	$3,128,247
	BMO CM MTIP	7,142	$307,120
	DSU	92,187	$3,950,396
	Common Shares	131,039	$5,637,298		$13,023,061

R.C. Robertson	RSU	11,235	$481,289
	Common Shares	7,528	$323,855		$805,144

T.E. Flynn	Bank MTIP	23,088	$1,044,958
	RSU	2,298	$104,030
	Common Shares	2,808	$120,800		$1,269,788

T.V. Milroy	Bank MTIP	12,586	$569,627
	BMO CM MTIP	61,287	$2,635,445
	DSU	120,792	$5,176,181
	Common Shares	2,153	$92,622		$8,473,875

G.G. Ouellette	Bank MTIP	37,457	$1,695,282
	DSU	97,189	$4,164,724
	Common Shares	191,155	$8,223,402		$14,083,408

F.J. Techar	Bank MTIP	42,036	$1,902,557
	RSU	16,111	$690,379
	DSU	41,687	$1,786,392
	Common Shares	8,827	$379,737		$4,759,065

Notes

(a)	As additional Units are automatically credited to represent dividends paid on Common Shares of the Bank under Bank MTIP, BMO CM MTIP, RSU Plans and DSU Plans, DSU and Unit amounts include dividend equivalents automatically credited, which are also reported under “All other compensation”.

(b)	Units under Bank MTIP and RSU Plans were valued based on the average closing price of the Bank’s Common Shares on the TSX for the 90 calendar days prior to October 31, 2008, which was $45.26. Units under BMO CM MTIP were valued based on the average closing price of the Bank’s Common Shares on the TSX for the 10 trading days ended October 31, 2008, which was $43.00. DSUs were valued based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days ended October 31, 2008, which was $42.85. Common Shares were valued based on the closing price of the Bank’s Common Shares on the TSX on October 31, 2008, which was $43.02.
Bank Long-Term Incentive Plan
In 2007 with his appointment to President and Chief Executive Officer, Mr. Downe was granted a Special Incentive award opportunity tied to Relative TSR performance. The award opportunity is designed to reward progressive and sustained out-performance in relative and absolute terms, as follows: the award has a five-year term (March 1, 2007 to March 1, 2012) with a target opportunity of $10,000,000 should the Bank attain superior TSR relative to the Canadian peer group (the other five major Canadian banks) and a 25% absolute TSR increase at the end of the performance period. If the aggressive performance hurdles are not met, the value of the award will be zero. If the Bank should attain top relative TSR performance and a 25% absolute TSR increase at the end of the performance period, the payout of the award will be $12,500,000. Based on the aggressive performance hurdles and the risk of forfeiture, the award is deemed to have an indeterminate value.

			Estimated future payouts under non-securities-price-based plans
		Performance or other period
Name	Securities, Units or Rights (#)	until maturation or payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)

W.A. Downe	0	5-year term	0	$10,000,000	$12,500,000

Bank of Montreal Proxy Circular  |   35

Executive Compensation (continued)
Stock Options
In calendar year 2008, stock options to purchase Common Shares of the Bank were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the closing price on the TSX of Common Shares of the Bank on the date immediately preceding the date of the grant. (For details of the Stock Option Plan, refer to pages 40 to 41.)

Option Grants during the Calendar Year Ended December 31, 2008

	Number of	% of total options		Market value of underlying
	securities under	granted to employees	Exercise or base price	securities on the
Name	options granted (#)	in the calendar year	($/security)	date of grant ($/security)	Expiration date

W.A. Downe	219,749	9.47	34.13	34.13	December 11, 2018
R.C. Robertson	Nil	Nil	n/a	n/a	December 11, 2018
T.E. Flynn	70,320	3.03	34.13	34.13	December 11, 2018
T.V. Milroy	61,302	2.64	45.00	45.00	March 27, 2018
T.V. Milroy	142,837	6.15	34.13	34.13	December 11, 2018
G.G. Ouellette	83,505	3.60	34.13	34.13	December 11, 2018
F.J. Techar	86,149	3.71	34.13	34.13	December 11, 2018

Amounts shown represent the number of securities under options granted to each of the Named Executive Officers in calendar year 2008. The options shown in the above table were granted in December 2008 and represent the most recently approved stock option grants with the exception of Mr. Milroy who also received options granted in March 2008 in recognition of his promotion. Mr. Robertson, in his capacity as interim CFO, did not receive an option grant. The Bank has concluded that this reporting methodology will provide greater clarity in reporting executive compensation to its shareholders. The number of options and percentage of total options granted in fiscal 2008, reported last year and not shown in this table are as follows: Mr. Downe 165,400, 12.37%; Mr. Flynn 34,600, 2.59%; Mr. Milroy 24,100, 1.80%; Mr. Ouellette 58,200, 4.35%; and Mr. Techar 79,200, 5.92%. All of the options granted had an exercise price equal to the closing price on the TSX of Common Shares of the Bank on the date immediately preceding the date of the grant, which was $60.23. The options vest over four years at the rate of 25% each year and 33% are subject to a 50% share price increase threshold and 34% are subject to a 100% share price increase threshold before the options can be exercised. They have an expiration date of December 13, 2017.

Aggregated Option Exercises during the Fiscal Year Ended October 31, 2008 and Fiscal Year-End Option Values
The following table shows the number of Bank Common Shares acquired through the exercise of stock options during the fiscal year ended October 31, 2008, the aggregate value realized upon exercise, the aggregate number of options each Named Executive Officer holds and the value of these options based on the closing price on the TSX of Common Shares of the Bank on October 31, 2008, which was $43.02.

					Value of unexercised
	Securities	Aggregate	Unexercised options		in-the-money options
	acquired on	value	at October 31, 2008 (#)		at October 31, 2008 ($)
Name	exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

W.A. Downe	48,000	1,061,159	639,684	451,916	4,356,973	391,564
R.C. Robertson	n/a	n/a	n/a	n/a	n/a	n/a
T.E. Flynn	Nil	Nil	16,037	84,263	Nil	Nil
T.V. Milroy	Nil	Nil	160,862	127,740	1,162,653	Nil
G.G. Ouellette	Nil	Nil	592,851	308,649	6,416,795	267,407
F.J. Techar	47,200	848,838	278,886	172,414	1,685,317	Nil

36   |   Bank of Montreal Proxy Circular

Executive Pension Arrangements
Executive Pension Plans
Retirement Allowance Agreements

Bank of Montreal has entered into Retirement Allowance Agreements (RAA) with certain Named Executive Officers that outline the terms and conditions for their individual retirement allowances. Upon retirement, Messrs. Downe, Techar and Ouellette are each entitled to receive a retirement allowance pursuant to these agreements. The total retirement allowance is comprised of amounts payable under The Pension Fund Society of the Bank of Montreal, Canadian Executive Pension Plan (or the pension plan of a subsidiary), and the amounts payable under the RAAs. If any such individual is receiving an annual retirement allowance at the time of his/her death, a survivor benefit will be paid to his/her surviving spouse or possibly their dependent children. Additionally, the RAAs specify the retirement and severance benefits payable in the event of dismissal without cause and change of control (as described on pages 39 to 40), termination and death prior to retirement.
     The following tables provide details regarding the benefits payable upon retirement as defined under the RAAs for Messrs. Downe, Techar and Ouellette:
Retirement Allowance Agreements - Definition of Best Average Earnings

Name	At retirement date
W.A. Downe G.G. Ouellette F.J. Techar	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of STIP awarded, with the STIP amount limited to 45% of final salary

Retirement Allowance Agreements - Retirement Provisions

	Benefit payable at normal retirement date			Benefit payable upon early retirement
Name	Age	Annual benefit	Projected years of service	Age	Reduction in allowance
W.A. Downe	Age 60	Equal to 2% of best average earnings for each year of credited service (a)	29 years	Age 55	3% per year between ages 55 and 60
G.G. Ouellette	Age 60	Equal to 2% of best average earnings for each year of credited service	17 years	Age 55	3% per year between ages 55 and 60
F.J. Techar	Age 60	Equal to 2% of best average earnings for each year of credited service (b)	32 years	Age 55	3% per year between ages 55 and 60

Notes
(a)	Due to U.S. tax regulations, a portion of Mr. Downe’s RAA benefit is payable as a lump sum which represents the value of the annual benefit payable under the RAA. His total annual pension benefit is subject to an annual maximum of US$1,000,000 in accordance with his Retirement Allowance Agreement described above.

(b)	Due to U.S. tax regulations, Mr. Techar’s RAA benefit is payable as a lump sum which represents the value of the annual benefit payable under the RAA.
Estimated Annual Retirement Benefits upon Retirement - RAAs (a)

	Years of credited service (c) (d)
Best average earnings (b) ($)	15	20	25	30	35

500,000	150,000	200,000	250,000	300,000	350,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,500,000	750,000	1,000,000	1,250,000	1,500,000	1,750,000
3,000,000	900,000	1,200,000	1,500,000	1,800,000	2,100,000
3,500,000	1,050,000	1,400,000	1,750,000	2,100,000	2,450,000
4,000,000	1,200,000	1,600,000	2,000,000	2,400,000	2,800,000
4,500,000	1,350,000	1,800,000	2,250,000	2,700,000	3,150,000

Notes
(a)	The annual pension benefits payable upon retirement as shown in the above table are comprised of amounts payable under The Pension Fund Society of the Bank of Montreal and the Canadian Executive Pension Plan (or the pension plan of a subsidiary) and the RAAs. These total pension benefits are not reduced by the maximum Canada/Quebec Pension Plan benefit (or social benefits of other home countries) payable at the relevant time.

(b)	Best average earnings for the Named Executive Officers are defined above.

(c)	The projected years of credited service at their normal retirement date under the RAAs are as follows: Mr. Downe 29 years, Mr. Ouellette 17 years (which includes 8.5 years of prior service with Nesbitt Thomson and Burns Fry, to be earned over an equivalent period of employment with Bank of Montreal) and Mr. Techar 32 years.

(d)	Due to U.S. tax regulations, in the case of Mr. Downe and Mr. Techar, the actuarial value of a portion of their total annual benefit will be paid to them in a lump sum upon retirement.
Bank of Montreal Proxy Circular  |  37

Executive Compensation (continued)
Supplementary Pension Plan for Executive Officers, Designated Managing Directors and Designated Persons of Bank of Montreal (“Canadian Executive Pension Plan”)
Mr. Flynn and Mr. Robertson participate in the Bank’s Canadian Executive Pension Plan, a defined benefit executive retirement program. This plan specifies the pension benefit payable to participants upon retirement, termination prior to retirement, and death. Upon retirement, their benefit will be comprised of amounts payable under The Pension Fund Society of the Bank of Montreal and the Canadian Executive Pension Plan. Participants in this Plan may also elect to enhance their pension benefit by contributing to an optional contributory pension provision within the pension program.
Estimated Annual Retirement Benefits upon Retirement – Non-Contributory Canadian Executive Pension Plan (a,c)

	Years of credited service
Best average earnings (b) ($)	15	20	25	30	35

250,000	45,000	60,000	75,000	90,000	105,000
300,000	54,000	72,000	90,000	109,000	127,000
350,000	64,000	85,000	106,000	127,000	148,000
400,000	73,000	97,000	122,000	146,000	170,000
450,000	82,000	110,000	137,000	165,000	192,000
500,000	92,000	122,000	153,000	184,000	214,000
550,000	101,000	135,000	169,000	202,000	236,000
600,000	111,000	147,000	184,000	221,000	258,000
650,000	120,000	160,000	200,000	240,000	280,000

Notes
(a)	The annual pension benefits shown in the above table represent lifetime pension benefits and do not include bridge benefits that will be payable to certain members prior to age 65.

(b)	Under the Plan, best average earnings are capped at $500,000 for members who are below the Senior Executive Vice-President level.

(c)	The annual pension benefits shown in the above table are based on the post-June 30, 1987 plan formula.
Estimated Annual Retirement Benefits upon Retirement - Contributory Canadian Executive Pension Plan (a,c)

	Years of credited service (d)
Best average earnings (b) ($)	15	20	25	30	35

250,000	64,000	86,000	107,000	129,000	150,000
300,000	78,000	103,000	129,000	155,000	181,000
350,000	91,000	121,000	151,000	182,000	212,000
400,000	104,000	139,000	173,000	208,000	243,000
450,000	117,000	156,000	195,000	235,000	274,000
500,000	131,000	174,000	218,000	261,000	305,000
550,000	144,000	192,000	240,000	288,000	336,000
600,000	157,000	209,000	262,000	314,000	366,000
650,000	170,000	227,000	284,000	341,000	397,000

Notes
(a)	The annual pension benefits shown represent lifetime pension benefits and do not include bridge benefits that will be payable to certain members prior to age 65.

(b)	Under the Plan, best average earnings are capped at $500,000 for members who are below the Senior Executive Vice-President level.

(c)	The annual pension benefits shown are based on the post-June 30, 1987 plan formula.

(d)	All service is assumed to be optional contributory service for the purposes of calculating the annual pension benefits shown.
Nesbitt Burns Employee Retirement Plan
Mr. Milroy participates in the BMO Nesbitt Burns Employee Retirement Plan, a defined contribution pension plan. Under the terms of this Plan, both the Bank and Plan Members make contributions to the retirement program. The Bank’s contribution is limited to a maximum amount of $3,500 and is directed to the defined contribution pension plan component of the program. The employee contribution is limited to a maximum annual amount of $2,000 and can be directed to either a specified group registered retirement savings plan or to the defined contribution pension plan. Mr. Milroy’s employee contributions are directed to a registered retirement savings plan product. Members are responsible for managing the investment of their retirement accounts based on investment options provided under the Plan.

	Defined			Defined
	Contribution			Contribution
	Pension Plan			Pension Plan
	Accumulated		Non-	Accumulated
	value at start	Compensatory	compensatory	value at
Name	of year	(a)	(b)	year-end
T.V. Milroy	$59,439.22	$3,500	($9,096.04)	$53,843.18

Notes
(a)	The compensatory component of this disclosure is comprised of Bank contributions only. There are no “above market investment earnings” provided by the Plan.

(b)	Non-compensatory changes in the accumulated value include employee contributions and investment earnings in the Plan.

Estimated Defined Benefit Normal Retirement Benefits
Based on current compensation, the estimated annual benefits payable upon retirement at normal retirement age for each NEO whose pension benefits are determined on a defined benefits basis are as follows: Mr. Downe US$854,200, Mr. Flynn $227,800 (a), Mr. Robertson $21,500 (b),
Mr. Ouellette $275,500 and Mr. Techar US$505,100. Of Mr. Downe’s normal retirement benefit shown above, US$78,400 will be payable in the form of an annual pension from The Pension Fund Society of the Bank of Montreal and he will receive the actuarial value of the remainder

38   |   Bank of Montreal Proxy Circular

of the pension amount in the form of a lump sum to comply with U.S. tax legislation. Of Mr. Techar’s normal retirement benefit shown above, US$3,600 will be payable in the form of an annual pension from The Pension Fund Society of the Bank of Montreal, US$106,700 will be payable as an annual pension from the Harris Qualified Plan or he will receive the actuarial value of this amount in the form of a lump sum from the Harris Qualified Plan, and he will receive the actuarial value of the remainder of the pension amount in the form of a lump sum to comply with U.S. tax legislation.
Notes
(a)	Mr. Flynn is entitled to a total unreduced pension at age 65. This amount represents the pension that will be payable at age 65 (normal retirement date) assuming that retirement commences at age 60.

(b)	Mr. Robertson is entitled to an unreduced pension at age 65. This amount represents the pension payable at age 65 assuming that retirement commences at age 65.

Supplemental Defined Benefit Pension Disclosure
To provide greater disclosure and clarity for shareholders, the following tables detail the pension expense for the Bank in respect of each of the Named Executive Officers whose pension benefits are determined on a defined benefit basis.
Fiscal 2008 Pension Expense Related to Service and Compensation
Amounts reported in the table below represent the pension expense related to 2008 service for each of the Named Executive Officers and the impact of differences between actual compensation paid in 2008 and the actuarial assumptions used for the year.

	Fiscal 2008 pension expense
Name	related to service and compensation		(a)

W.A. Downe		$(13,359)
R.C. Robertson		$24,636
T.E. Flynn		$137,282
G.G. Ouellette		$400,513
F.J. Techar	US$	307,863

Note
(a)	The net effect of the changes in the compensatory assumptions used for the 2008 year-end disclosure reduces the Bank’s pension accounting liability.
Fiscal 2008 Changes in Accrued Pension Liabilities
The accrued pension liability is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and STIP award amounts. Changes in the accrued pension liabilities for the Named Executive Officers are summarized in the following table. These changes include the fiscal 2008 increase in expense attributed to service and compensation as reported in the previous table as well as the normal changes (a) to pension liabilities arising from the annual valuation of the Bank’s pension plans, which includes all employees who are participants.

	Accrued liability at				Change in accrued		Accrued liability at			Years of
	October 31, 2007		(b)		liability for 2008	(b,c)	October 31, 2008		(b)	credited service at
Name	(1)				(2)		(3) = (1) + (2)			October 31, 2008

W.A. Downe		$9,234,600			$(1,678,000)			$7,556,600		25.42
R.C. Robertson	$	Nil			$21,500			$21,500		0.67
T.E. Flynn		$385,500			$(2,900)			$382,600		11.75
G.G. Ouellette		$3,458,200			$(154,900)			$3,303,300		19.00
F.J. Techar	US$	3,957,400		US$	(827,500)		US$	3,129,900		24.00

Notes
(a)	The normal changes include interest on the beginning-of-year liability, employee contributions to the pension plan, changes in interest rate assumptions as a result of changes in long-term bond yields and changes in exchange rates.

(b)	The calculation of reported amounts uses the same actuarial assumptions and methods that are used for calculating pension liabilities and annual expense as disclosed in the Bank’s 2007 and 2008 Consolidated Financial Statements. As the assumptions reflect the Bank’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other corporations.

(c)	Excluded from the change in accrued liability for 2008 is the impact of investment returns on the Bank’s pension plan assets.
Change of Control and Termination Without Cause
The RAAs which apply to certain of the Named Executive Officers provide that, if the Named Executive Officer leaves the employ of Bank of Montreal within two years of a change of control due to a material change in the executive’s responsibilities, the executive is deemed to have been dismissed without cause by Bank of Montreal. The RAAs further stipulate that if a Named Executive Officer is dismissed without cause by Bank of Montreal prior to the normal retirement date, he/she is entitled to a lump sum severance, plus, if dismissal occurs on or after age 50 (or earlier if dismissal occurs as a result of a change of control), a retirement allowance payable at normal retirement age. Alternatively, the Named Executive Officer may elect to receive the allowance on a reduced basis as early as the date of dismissal or at age 50, whichever is later. The following table outlines the lump sum severance that would be applicable, and the range of best average earnings payable, given the respective age and years of service for each Named Executive Officer as at October 31, 2008. The lower percentage is the allowance that would be payable if the Named Executive Officer elected to begin receiving the allowance on a reduced basis at the date of dismissal or at age 50, whichever is later, and the higher percentage is the allowance payable commencing at the Named Executive Officer’s normal retirement age.

Range of best average
Name	earnings payable	Lump sum severance
W.A. Downe	49% to 55% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards
G.G. Ouellette	46% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards
F.J. Techar	36% to 52% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards

Bank of Montreal Proxy Circular  |  39

Executive Compensation (continued)

The effect of a termination of employment on a Named Executive Officer’s outstanding options is described under Equity Compensation Plan Information – Stock Option Plan below. There is no impact on the vesting or payout of outstanding Mid-Term Incentive Plan awards. Outstanding DSUs are redeemed for cash or Common Shares purchased on the open market following termination of employment in accordance with the Plan. In the event of dismissal at or after age 50, all Named Executive Officers are also entitled to any other amounts or benefits, such as health and dental coverage, to which they are otherwise entitled under Bank of Montreal’s compensation and benefits programs for all retired employees.
Equity Compensation Plan Information
The Bank’s Stock Option Plan and Non-Officer Director Stock Option Plan are the only compensation plans under which equity securities of the Bank have been authorized for issuance. The Stock Option Plan was first approved by shareholders in 1995. An amendment to increase the number of shares issuable under the Stock Option Plan will be considered by shareholders at the Annual General Meeting on March 3, 2009. While there are options outstanding under the Non-Officer Director Stock Option Plan, which was approved by shareholders at the Bank’s Annual General Meeting held on February 25, 2002, shareholders passed a resolution at the Annual General Meeting held on February 24, 2004 to discontinue the granting of options to directors under this Plan effective November 1, 2003, as described in the section Non-Officer Director Stock Option Plan on page 41.
     The following table provides information as at October 31, 2008 regarding the Common Shares issuable upon the exercise of options outstanding under the Stock Option Plan and the Non-Officer Director Stock Option Plan, as well as the number of Common Shares remaining available for issuance under the Stock Option Plan. As options can no longer be issued to directors under the Non-Officer Director Stock Option Plan, the table does not include Common Shares remaining available for issuance under that Plan.
Stock Option Plan

Number of securities
	Number of		remaining available
	securities to be		for future issuance
	issued upon	Weighted-average	under equity
	exercise of	exercise price of	compensation
	outstanding	outstanding	plans(excluding
	options, warrants	options, warrants	securities reflected
Plan category	and rights(a)	and rights	in column (a))

Equity compensation plans approved by the security holders	20,017,082	$43.68	2,732,056

Equity compensation plans not approved by the security holders	Nil	Nil	Nil

Total	20,017,082	$43.68	2,732,056

Key Features of the Bank’s Stock Option Plan
Issuance Limits

Eligibility	Options granted to employees of the Bank and its affiliates at Committee discretion

Maximum number of shares issuable	62,200,000 of the Bank’s Common Shares (representing 11.50% of issued and outstanding Common Shares as at January 2, 2009)

Currently issued (dilution)	21,308,113 Common Shares to be issued upon exercise of outstanding options (representing 3.94% of the Bank’s issued and outstanding Common Shares as at January 2, 2009)

Available for issue	958,850 Common Shares remaining available for issuance (representing 0.18% of the Bank’s issued and outstanding Common Shares as at January 2, 2009)

Other limits	Maximum number of Common Shares reserved for issuance under options to any one participant cannot exceed 5% of the Bank’s Common Shares then issued and outstanding. Also, the maximum number of Common Shares reserved for issuance at any time cannot exceed 10% of the Bank’s issued and outstanding Common Shares

Committee guideline (overhang)	The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the Bank’s issued and outstanding Common Shares. The Bank is in compliance with this guideline and, accordingly, restrictions on the number of options that may be granted to employees under the Plan are not needed

Plan Conditions

Maximum option term	10-year expiry date from date of grant

Strike price	Equal to the closing price of the Bank’s Common Shares on the trading day immediately preceding the date of grant

Transfer/ assignment	Not possible other than by will or pursuant to the laws of succession

Stock Appreciation Rights (SARs)
Granted under the Plan in cases where it is impractical or disadvantageous to grant options to executives. SARs are granted on the same terms as options and, upon exercise, a holder will receive in lieu of a Common Share of the Bank, a cash payment for each SAR equal to the amount by which the weighted-average trading price of a Common Share of the Bank on the TSX for the five trading days immediately preceding the exercise date exceeds the SAR exercise price. SARs may also be granted concurrently with options so the participant has the choice to exercise the option or the concurrent SAR (but not both), in which case the exercise of one cancels the corresponding number of the other

Vesting and exercise of options
Before stock options can be exercised, they must have vested. The Bank’s options vest 25% per year over four years.
For stock options that include a price-condition, in addition to vesting the Common Shares must meet or exceed share price growth conditions before options can be exercised

Expiry of	The earlier of:
options	(i) the fifth anniversary of a participant’s retirement date;
(ii) the third anniversary of the date of termination of full-time employment due to disability or death;
(iii) the 10-year anniversary of date of grant.

Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited

40   |   Bank of Montreal Proxy Circular

Plan changes
Board of Directors or Human Resources and Management Compensation Committee may amend, modify or terminate the Plan at any time provided that any changes do not decrease the entitlements of a participant which have accrued prior to the date of change. Changes are subject to shareholder approval where such change:

(i) increases the number of Common Shares reserved for issuance under the Plan;

(ii)   reduces the exercise price of an option (the cancellation or termination of an option of a Plan participant prior to its expiry date for the purpose of re-issuing options to the same Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option);

(iii) extends the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank);
(iv) extends eligibility to participate in the Plan to non-Employee directors;
(v) permits options or Stock Appreciation Rights to be transferred other than for normal estate settlement purposes;
(vi) extends the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank);
(vii) permits awards, other than options and stock appreciation rights, to be made under the Plan.

Amendments which may be made without shareholder approval include amendments of a “housekeeping” nature, the addition of covenants of the Bank for the protection of participants, adjustments to outstanding options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of options in certain circumstances, specifying practices with respect to applicable tax withholdings, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not entail an extension of the term of the option beyond its original expiry date.

Exercise process	(i) executives open a BMO InvestorLine (BI) account to facilitate the exercise of their options;

(ii)  when the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin;

(iii) where the executive has elected to sell all or some of the Common Shares issued upon the exercise of the options, a portion of the sale proceeds is retained by BI to cover the strike price, applicable commissions and taxes and debit interest;

(iv) where the executive has elected to hold the Common Shares issued upon the exercise of the options, payment of the strike price, applicable commissions and taxes and debit interest must be made by the executive.

In 2008, the Committee reviewed the terms of the current Plan and the Board approved, on the recommendation of the Committee, the increase in the number of common shares issuable under the Plan, which is being submitted to shareholders for approval, and various changes to the Plan which do not require shareholder approval, which are intended to reflect regulatory requirements, enhance clarity of intent, provide plan flexibility and administrative efficiency. The changes are set out below:
Summary of Plan Changes Made in 2008

Increase in limit
Increase the number of Common Shares issuable under the Plan by 10,000,000. The increase is being submitted to the shareholders for approval at the 2009 Annual General Meeting. The reasons for the increase are summarized on pages 5 to 6

Forfeiture on restatement or detrimental act committed while employed
Permit the Committee or the Board of Directors to forfeit all or a portion of an executive’s vested and non-vested options in the event of a financial restatement or if it is discovered that a former executive while employed committed an act detrimental to the Bank

Forfeiture on competition
Permit forfeiture of options when a retired participant or partici- pant on permanent disability competes with the Bank or solicits Bank employees or customers and when a participant who was terminated without cause solicits Bank employees or customers

Change of control
Include a double trigger change of control provision, such that if there is a change of control and an executive loses his/her job (other than for cause) within 24 months of a change of control, all options would vest immediately and the executive would have 90 days to exercise their options

Leave of absence	Permit employees on a temporary leave of absence to be eligible to receive option awards

Divestiture	Permit the Committee to continue to treat employees whose jobs are lost in a divestiture as participants under the Plan, or to adjust the terms and conditions (including vesting) of their options

U.S. taxpayer	Exclude any participant who is a U.S. taxpayer from provisions which would extend the term of an option scheduled to expire during a Bank trading blackout period

Exchange options for shares	Permit participants to elect to surrender their in-the-money options a day prior to expiry in exchange for Common Shares equivalent in value to the in-the-money amount

Price- conditioned options	Provide full discretion to the Committee to determine the number of options to be granted in the form of standard options and price- conditioned options

Miscellaneous	Various minor changes were made to the Plan to enhance clarity and consistency

Non-Officer Director Stock Option Plan
Options to purchase a total of 147,000 Common Shares, representing 0.03% of the Bank’s issued and outstanding Common Shares as at October 31, 2008, were granted under the Non-Officer Director Stock Option Plan. As noted on page 16, no more options may be granted under this Plan. The key terms are as follows:
Key Features of the Non-Officer Director Stock Option Plan

Eligibility	Options granted to directors who are not employees of the Bank or its affiliates

Option term	10-year expiry date from date of grant

Strike price	Equal to the closing price of the Bank’s Common Shares on the trading day immediately preceding the date of grant

Vesting
25% per year over four years from the date of grant. Except for directors who had reached 62 years of age at the time of grant, one-half of the options were, in addition to vesting, subject to a condition that the price of the Bank’s Common Shares must have increased by 50% since the date of grant before the options could be exercised

Price conditions
Except for directors who had reached 62 years of age at the time of the grant, one half of the options granted to each director cannot be exercised unless the price of the Bank’s Common Shares has increased by 50% since the date of grant. If such price thresh- old is not met, the options expire worthless

Transfer/ assignment	Not possible other than by will or pursuant to the laws of succession

Expiry of options
Options expire on the earlier of (i) the fifth anniversary of the participant ceasing to be a director, (ii) the third anniversary of the participant ceasing to be a director due to death or disability, and (iii) the expiry of the option

Plan changes
The Board of Directors of the Bank, subject to any regulatory or required shareholder approval, has the power under this Plan to amend or terminate this Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of such amendment or termination

Bank of Montreal Proxy Circular   |   41

Indebtedness of Directors and
Executive Officers

To the knowledge of the Bank, as at January 2, 2009, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by directors, executive officers or employees, or former directors, executive officers or employees of the Bank and its subsidiaries in connection with the purchase of securities of the Bank or its subsidiaries, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries. In addition, the Bank does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.
Aggregate Indebtedness
The following table sets out the aggregate indebtedness outstanding as at January 2, 2009 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries.

Purpose	To the Bank or its subsidiaries ($)

Other	$355,675,654

Indebtedness of Directors and Executive Officers
As at January 2, 2009, no director or executive officer of the Bank was indebted to the Bank or its subsidiaries, other than in respect of routine indebtedness.

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, a Directors’ and Officers’ Liability Insurance Policy that provides protection for individual directors and officers of Bank of Montreal and its subsidiaries solely while acting in their capacity as such. The Insurance Policy provides for a limit of $300 million per claim and in the aggregate. The policy is in effect until October 31, 2009, and has no deductible.
     In addition, the Bank has purchased a separate Directors’ and Officers’ Liability Insurance Policy which provides for payments on behalf of the
Bank when the law permits or requires the Bank to provide an indemnity to a director or an officer. This policy has a net limit of $150 million for each claim and in the aggregate and is subject to a $50 million deductible for the Bank. This policy is in effect until October 31, 2009.
     Premiums paid by the Bank for both of these policies are approximately $2.9 million per annum.

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Additional Information

Financial information about the Bank is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2008. Additional information about the Bank is available on the Bank’s web site at www.bmo.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange Commission web site at www.sec.gov/edgar.
     If you would like to obtain, at no cost to you, a copy of any of the following documents:
(a)	the latest Annual Information Form of the Bank together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the comparative financial statements of the Bank for the fiscal year ended October 31, 2008, together with the accompanying report of the Shareholders’ Auditors thereon and any interim financial statements of the Bank for periods subsequent to October 31, 2008, and Management’s Discussion and Analysis with respect thereto; and

(c)	this Proxy Circular,
please send your request to:
Bank of Montreal
Corporate Secretary’s Department
19th Floor, 1 First Canadian Place
Toronto, Ontario M5X 1A1
Fax: (416) 867-6793 Telephone: (416) 867-6785
E-mail: corp.secretary@bmo.com

Contacting the Board of Directors
Shareholders, employees and other interested parties may communicate directly with the Board of Directors through the Chairman of the Board by writing to:
Chairman of the Board of Directors
BMO Financial Group
P.O. Box 1, First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1

Directors’ Approval
The Board of Directors of the Bank has approved the contents and the dissemination of this Proxy Circular to the shareholders.
Blair F. Morrison
Vice-President and Corporate Secretary
January 13, 2009
Bank of Montreal Proxy Circular   |    43

Schedule 1 — Statement of Corporate Governance Practices
At BMO Financial Group, we aspire to uphold high standards of corporate governance which reflect not only applicable legal and regulatory requirements but also emerging best practices. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our corporate governance practices meet, and in some cases exceed, applicable rules adopted by the Canadian Securities Administrators (“CSA”) and applicable rules of the U.S. Securities and Exchange Commission (“SEC”), and provisions of the Sarbanes-Oxley Act of 2002. In addition, although we are not required to comply with a number of the NYSE corporate governance listing standards as a non-U.S. company, our governance practices are in compliance with the NYSE standards in all significant respects except for one, which is described below under the heading “Compliance with NYSE Standards”.

We continue to monitor regulatory changes and best practices in corporate governance and will consider amendments to our governance practices as appropriate. Throughout the schedule, references to documents and information available on our web site can be found at www.bmo.com/investorrelations. In addition, any information located on the web site is also available in print to any shareholder upon request to the Corporate Secretary’s Department at the address set out on page 43 of this Proxy Circular.
Board of Directors (the “Board”)
Director Independence
“All directors, with the exception of William Downe, standing for election to the Board on March 3, 2009 are ‘independent’ within the meaning of the relevant CSA rules and U.S. laws and standards and are ‘unaffiliated’ under the Bank Act.”
The Board has adopted categorical standards for determining whether a director is “independent” within the meaning of the CSA rules and NYSE standards, and whether each member of the Audit Committee meets the applicable Canadian and U.S. independence criteria for membership on public company audit committees. In summary, a director is “independent” under the Bank’s standards if the Board determines that the director has no material relationship with the Bank or any of its affiliates or the Shareholders’ Auditor, either directly or indirectly, or as a partner, shareholder or officer of an entity that has a relationship with the Bank. In addition, certain relationships deem a director not to be “independent”. The Bank’s Director Independence Standards can be found on our web site.
          The Governance and Nominating Committee and the Board participate in the determination of director independence and Bank affiliation. The determinations are based on information concerning the personal, business and other relationships and dealings between the directors and the Bank, its affiliates and Shareholders’ Auditors, collected through biographical material, reports and questionnaires completed by the directors. The determinations also take into account information derived from Bank records and reports, and information about entities with which the directors are involved. The Board examines the materiality of these relationships not only from the Bank’s standpoint, but also from that of the persons or organizations with which the director has a relationship.
          The Board has determined that all directors standing for election to the Board on March 3, 2009 are “independent” within the meaning of the relevant CSA rules and U.S. laws and standards and are “unaffiliated” under the Bank Act, with the exception of William Downe, who is currently the President and Chief Executive Officer of the Bank. The Board has also determined that all members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees. The Bank has lending or banking arrangements with some of the directors and with certain entities in respect of which one or another of the directors is an officer or has an interest. In making the director independence determinations, these arrangements
44   |   Bank of Montreal Proxy Circular
were considered but deemed not to be material as they are within the parameters and limits for materiality set forth in the Director Independence Standards adopted by the Board.
          Additional information relating to each director standing for nomination, including other public company boards on which they serve, the value of their equity holdings in the Bank, and their attendance record for all Board and Committee meetings during fiscal 2008 can be found on pages 7 through 18 of this Proxy Circular.
Independent Chair
“The Chairman of the Board allows the Board to operate independently of management and provides directors with an independent leadership contact.”
The roles of Chairman of the Board and Chief Executive Officer are separate at the Bank. Mr. Galloway, an independent member of the Board, was appointed Chairman of the Board effective May 1, 2004. In 2008, Mr. Galloway’s term was extended to 2012.
          The Chairman of the Board ensures that the Board operates independently of management and that directors have an independent leadership contact. He manages the affairs of the Board, with a view to ensuring that the Board functions effectively and meets its obligations and responsibilities, and leads the Board in the execution of its responsibilities to shareholders. At every regularly scheduled Board meeting, the Chairman of the Board presides over a session of the “independent” directors at which “non-independent” directors and members of management are not present. In addition, the Chairman of the Board presides at any other sessions of the “independent” directors at which “non-independent” directors and members of management are not present. Topics discussed at these sessions include, but are not limited to, succession planning and strategy. It is also the practice of each Board Committee to meet without management present during the course of each of its meetings. Information to be conveyed and actions undertaken as a result of the sessions are communicated to relevant parties, as appropriate.
Board Size
“The current membership and size of the Board provides the necessary breadth and diversity of experience, is generally of a size to provide for effective decision-making and staffing of Board committees, and addresses succession planning requirements.”
The matter of Board size is considered formally on an annual basis by the Board and on an ongoing basis by its Governance and Nominating Committee. In fiscal 2008, one director with specific risk management and U.S. capital markets skills and experience was added to the Board. The Board is of the view that its current membership has the necessary breadth and diversity of experience, is generally of a size to provide for effective decision-making and staffing of Board committees, and addresses succession planning requirements. At the Annual Meeting of Shareholders on

March 3, 2009, 16 directors will stand for election (with two current directors not standing for re-election).
Board Tenure
Bank policies stipulate that a director shall not stand for re-election at the first annual meeting after reaching the age of 70. In light of this policy, Mr. Bachand, a current director of the Bank, will not be standing for re-election at the Bank’s Annual Meeting of Shareholders on March 3, 2009. The tenure for the current Board members ranges from one to 22 years (with an average tenure of nine years).
Board Mandate
 “The Board Mandate sets out the responsibilities to be discharged by the Board as well as the personal and professional attributes and the duties and responsibilities required of each director.”
The Board, either directly or through its Committees, is responsible for the supervision of management of the business and affairs of the Bank with the objective of enhancing shareholder value.
     The Board Mandate is set out in Appendix A (page 50 of this Proxy Circular) and outlines the responsibilities to be discharged by the Board as well as the personal and professional attributes and the duties and responsibilities required of each director.
          The Bank’s Board Approval/Oversight Guidelines define the roles and responsibilities of the Board and management and explicitly delineate the lines of accountability that exist within the Bank. The Guidelines set out those matters requiring Board approval and those of which the Board must be advised following action by management. The Board Mandate, combined with the Board Approval/Oversight Guidelines, provides directors and management with an outline of each other’s duties and responsibilities.
Position Descriptions
 “The Board has adopted position descriptions for the Chairman of the Board and the Committee Chairs, which are available at www.bmo.com/investorrelations.”
As described above, the Board Mandate and the Board Approval/Oversight Guidelines define the roles and responsibilities of the Board and management. In addition, the Board has adopted position descriptions for the Chairman of the Board and the Committee Chairs, all of which are available on our web site. These descriptions set out the responsibilities and duties of the Board and Committee Chairs in guiding the Board and the Committees, respectively, in the fulfillment of their duties.
          The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer, and is approved by the Human Resources and Management Compensation Committee.
          The description provides that the President and Chief Executive Officer is responsible for defining, communicating and implementing the strategic direction, goals and core values of the Bank with a view to maximizing shareholder value. It also provides that the President and Chief Executive Officer is accountable to the Board for: formulating and executing business strategies; overseeing the Bank’s corporate governance structure and framework; building and maintaining a network of strategic relationships with business leaders, governmental officials and investors; developing and implementing a human resource strategy which develops leadership capabilities; and creating an organizational structure and culture that optimize and sustain high levels of performance.
          In addition, the Human Resources and Management Compensation Committee, with the assistance of the Chairman of the Board, reviews and approves corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting each year. The Committee, with the assistance of the Chairman of the Board, also conducts an annual assessment of the President and Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.
Orientation and Continuing Education
   “One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups to enable the new director to learn about the various functions and activities of the Bank.”
The Governance and Nominating Committee is responsible for the orientation and education of directors. New directors are provided with a Directors’ Handbook containing:
•	details of the Bank’s organizational structure;
•	the structure of the Board and its committees;
•	relevant position descriptions;
•	the Board Approval/Oversight Guidelines;
•	compliance requirements for directors;
•	corporate policies;
•	the Bank’s by-laws;
•	recent annual and quarterly financial reports (including Management’s Discussion and Analysis and the Annual Information Form);
•	a glossary of commonly used acronyms; and
•	agendas and minutes for Board and Committee meetings for the preceding 12 months.
One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups to enable the new director to learn about the various functions and activities of the Bank. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. Directors are expected to attend all Board and Committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions. A director who fails to attend at least 75% of the aggregate of all meetings of the Board and those committees of which he/she is a member must tender his/her resignation immediately following the end of the fiscal year for consideration by the Board.
          On an ongoing basis, as part of regular Board meetings, directors receive presentations on various aspects of the Bank’s operations. In 2008, two separate education sessions on risk and risk management within the Bank were held for members of the Risk Review Committee and the Board. During the year, the Board and its Committees also received educational information and/or materials on a variety of matters and topics, such as:
•	new and pending changes in accounting standards including International Financial Reporting Standards;
•	corporate governance trends and current issues;
•	the competitive landscape for talent;
•	executive compensation trends and issues;
•	Basel II Accord requirements; and
•	economic outlooks for Canada and the United States.
Educational reading materials on economic matters and other topics relevant to the financial industry are included from time to time in the materials provided to directors in advance of the meetings. Suggested reading items are also identified by the Chairman of the Board, the Committee Chairs and the President and Chief Executive Officer. In fiscal 2008, directors were provided with reading materials on such matters as:
•	the current market environment;
•	the North American economic outlook; and
•	risk management.
Directors identify their additional continuing education needs through a variety of means, including discussions with management and at Board and Committee meetings. In an effort to provide directors with a more complete understanding of the issues facing the Bank, directors are encouraged to attend at least two meetings of Board Committees of which they are not a member. Directors are also provided with the minutes of all Committee meetings, irrespective of whether they are a member of the Committee.
Bank of Montreal Proxy Circular   |   45

Schedule 1 — Statement of Corporate Governance Practices (continued)
Ethical Business Conduct
 “The Board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct.”
The Board has adopted FirstPrinciples, our comprehensive code of business conduct and ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. The Board, through its Audit Committee, reviews the operation of FirstPrinciples and any waivers thereof. In addition, the Board has adopted a code of ethics for the President and Chief Executive Officer and senior financial officers. The Audit Committee is responsible for monitoring compliance with this code of ethics and any waivers or amendments thereof. Since inception, no waiver from the code or FirstPrinciples has been granted. These codes are available on our web site. On an annual basis, FirstPrinciples is reviewed by the Bank’s legal and compliance departments to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Audit Committee and the Board for approval. Each year, every director, officer and employee must sign an acknowledgement that they have read, understood and complied with FirstPrinciples. There is an online learning program for new employees and online testing for all employees on FirstPrinciples.
          The Board, through its Audit Committee, has also adopted whistle-blower procedures which allow officers and employees who feel that a violation of FirstPrinciples has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls or auditing matters to be reported on a confidential and anonymous basis, as well. Concerns may be raised by e-mail or telephone through the Ombudsman or Human Resources Centre, or directly to the Chairman of the Board. Once received, concerns are forwarded to the General Counsel or to Corporate Audit in the case of issues involving the Chief Executive Officer, the Chief Financial Officer, Finance Executives or the General Counsel. The General Counsel or Corporate Audit, as applicable, then makes a determination as to which Committee of the Board is the most appropriate forum for the concern in accordance with an established framework. The General Counsel reports to the Audit Committee quarterly regarding concerns received through the whistleblower procedures. The Chair of the Audit Committee is always notified of concerns relating to accounting, internal accounting controls or auditing matters and determines the appropriate investigation to be carried out and any action to be taken at the conclusion of the investigation. In the case of concerns not relating to accounting, internal accounting controls or auditing matters, the Ombudsman determines the appropriate review and actions to be taken.
          The Board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within the Bank.
          The Board believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any Board meeting a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter. There is a protocol to identify director conflicts of interest. Directors are notified in advance of proposed material transactions to be considered at upcoming meetings and are asked to advise the Corporate Secretary’s Department of any direct or indirect interests or actual or potential conflicts of interest. Where such interests or conflicts are identified, the director neither receives materials on the matter in question nor participates in any related discussion or decision-making.
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Nomination of Directors
 “The competencies and skills the Board, as a whole, should possess, the skill sets of current Board members and any additional skill sets deemed to be beneficial are considered, assessed and identified in light of the opportunities and risks facing the Bank when candidates for director positions are considered.”
The Governance and Nominating Committee, composed entirely of “independent” directors, is responsible for identifying and recommending to the Board suitable director candidates. In undertaking this responsibility, the committee adheres to its Selection, Approval, Renewal and Succession of Directors process. As part of the process, the Committee considers the competencies and skills the Board, as a whole, should possess, assesses the skill sets of current Board members and identifies any additional skill sets deemed to be beneficial when considering Board candidates in light of the opportunities and risks facing the Bank. The resulting assessment is used in determining whether new directors should be added to the Board. Directors’ areas of expertise by industry are shown as part of directors’ biographies on pages 7 through 14 of this Proxy Circular.
          The Committee may engage outside advisors to assist in identifying qualified candidates. Potential candidates are screened for a number of attributes including:
•	integrity and accountability;
•	proven judgment;
•	financial literacy;
•	appropriate knowledge and background;
•	sufficient time and resources;
•	communication skills; and
•	the ability to work effectively as a team member.
The Committee also considers the positions held with other organizations and the other business and personal commitments of prospective director candidates to determine whether they would be able to fulfill their duties as Board members.
          The Board requires that directors tender their resignation for consideration by the Governance and Nominating Committee in the following circumstances:
•	change in principal occupation or other circumstances;
•	after reaching the age of 70;
•	failure to receive a majority of votes for election at a shareholder meeting; and
•	failure to meet the annual 75% meeting attendance requirement.
Majority Voting for Election of Directors
The Board has adopted a policy regarding majority voting for the election of directors. The policy is described on page 5 of this Proxy Circular.
Compensation
 “A non-management director is required to hold the equivalent of six times his/her annual retainer in either Common Shares or Deferred Share Units.”
The Governance and Nominating Committee of the Board annually reviews directors’ compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. Details of directors’ compensation are disclosed on pages 16 to 18 of this Proxy Circular. The maximum aggregate annual remuneration payable to all directors for their services as directors is set out in the Bank’s by-laws. Any increase to this total amount requires shareholder approval. An amendment to the Bank’s by-laws to increase the maximum aggregate director remuneration from $3,000,000 to $4,000,000 will be considered by shareholders at the Annual Meeting of Shareholders on March 3, 2009. Further details regarding the amendment are set out on page 6. Effective in fiscal 2004, the granting of options under the Non-Officer Director Stock Option Plan was discontinued.

          The Board continues to require each non-management director to hold the equivalent of six times his/her annual retainer in either Common Shares or Deferred Share Units, and until a director achieves this threshold he or she is required to take all remuneration in the form of Common Shares or Deferred Share Units. As at October 31, 2008, all non-management directors met the minimum requirements with the exception of Dr. Piper. Current holdings by the directors of Bank Common Shares and Deferred Share Units are shown as part of directors’ biographies on pages 7 through 14 of this Proxy Circular.
          The Human Resources and Management Compensation Committee, composed entirely of “independent” directors, is responsible for annually reviewing and approving the compensation for senior executives and making recommendations to the independent members of the Board, for approval, in respect of the compensation for the President and Chief Executive Officer. Details of executive compensation are disclosed on pages 34 through 41 of this Proxy Circular, and the Executive Compensation Discussion and Analysis is found on pages 25 through 33 of this Proxy Circular.
          The Human Resources and Management Compensation Committee has the authority to retain consulting firms to assist in carrying out the Committee’s responsibilities, including determining the compensation of the President and Chief Executive Officer and other executives. The Committee also reviews and approves all engagements between the Committee’s advisors, legal counsel or consultants and the Bank and its subsidiaries. Information relating to consultants retained by the Committee and management of the Bank to assist in determining compensation for executives, including a brief description of the mandates for which they have been retained, can be found in the Report of the Human Resources and Management Compensation Committee on pages 23 and 24 of this Proxy Circular.
Board Committees
 “The roles and responsibilities of each Committee are set out in formal written Charters, the full texts of which can be found at www.bmo.com/investorrelations.”
The Board has four Committees: Governance and Nominating; Audit; Human Resources and Management Compensation; and Risk Review. The Bank is required to have an Audit Committee and does not have an Executive Committee. The Committees are composed entirely of “independent” directors. The roles and responsibilities of each Committee are set out in formal written Charters, the full texts of which can be found on our web site. These Charters are reviewed annually to reflect best practices as well as applicable regulatory requirements.
Governance and Nominating
 “The Committee is responsible for developing and maintaining governance principles, an orientation program for new directors, a director assessment process and identifying and recommending candidates for nomination to the Board.”
The Governance and Nominating Committee is responsible for developing and maintaining governance principles consistent with high standards of corporate governance. The Committee identifies and recommends candidates, monitors the orientation program for new directors and maintains a process for assessing the performance of the Board, its Committees and individual directors. The Governance and Nominating Committee monitors best practices for governance worldwide and annually reviews and makes recommendations to enhance the Bank’s governance practices and disclosures in order to exemplify high standards of corporate governance. The Committee also reviews shareholder proposals and recommends appropriate responses to the Board. Each year, the Committee reviews all Board Committee Charters, position descriptions and the Board Mandate to ensure that they meet all applicable regulatory requirements and best practices. In addition, the Governance and Nominating Committee coordinates requests by individual directors to engage special outside advisors at the expense of the Bank. There were no such requests to hire special outside advisors during fiscal 2008. A report on the activities of the Committee during 2008, including the names of the Chair and Committee members, is included on page 21 of this Proxy Circular.
Audit
 “The Committee oversees the integrity of the Bank’s financial reporting, its internal controls, disclosure controls and procedures and internal audit function, and oversees compliance with legal and regulatory requirements, reviews and assesses the Shareholders’ Auditors, sets standards of business conduct and ethics and monitors compliance with consumer protection measures and procedures.”
The Audit Committee oversees the integrity of the Bank’s financial reporting, its internal controls (including internal control over financial reporting), disclosure controls and procedures and internal audit function, and its compliance with legal and regulatory requirements. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’ Auditors. The Audit Committee also functions as the Bank’s conduct review committee and as such its responsibilities include setting standards of business conduct and ethics for directors, senior management and employees; overseeing procedures for complying with self-dealing provisions of the Bank Act; monitoring consumer protection measures and procedures for dealing with customer complaints; and the use and disclosure of personal customer and employee information. In addition to being “independent”, the Board has determined that each member of the Audit Committee is “financially literate”, as such term is defined under CSA and SEC rules and NYSE standards, and that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such term is defined under SEC rules. The definitions of “financially literate” and “Audit Committee Financial Expert” adopted by the Board pursuant to these rules and standards are set forth in the Committee’s Charter, which may be found on our web site.
          At each meeting of the Audit Committee, members of the Committee meet separately (without management present) with the Chief Auditor and Shareholders’ Auditors to review specific issues.
          The Audit Committee requires management to implement and maintain appropriate internal controls. Annually the Committee reviews and approves the internal control policy and Corporate Audit mandate. The Committee meets quarterly with the Chief Auditor and management on matters of internal control. It also meets regularly with the Chief Auditor, Chief Compliance Officer, Shareholders’ Auditors, regulators and management to assess the adequacy and effectiveness of the internal control systems. The Committee also pre-approves all audit and non-audit work performed by the Shareholders’ Auditors.
          Additional information relating to the composition of the Audit Committee, the Committee Charter, and the relevant education and experience of its members is set out under the heading “Audit Committee Information” in our Annual Information Form dated December 10, 2008. The fees paid to the Shareholders’ Auditors in the last two fiscal years, which are incorporated by reference in the Annual Information Form from our 2008 Annual Report, can also be found on page 5 of this Proxy Circular. A report on the activities of the Committee during 2008, including the names of the Chair and Committee members, is included on pages 19 and 20 of this Proxy Circular.
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Schedule 1 — Statement of Corporate Governance Practices (continued)
Human Resources and Management Compensation
 “The Committee assists the Board in ensuring that human resources strategies support the Bank’s objectives and sustain shareholder value.”
The Human Resources and Management Compensation Committee is responsible for assisting the Board in ensuring that human resources strategies support the Bank’s objectives and sustain shareholder value. Each year the Committee reviews and assesses the performance of the President and Chief Executive Officer and approves the Executive Compensation Discussion and Analysis found on pages 25 through 33 of this Proxy Circular. In addition to its role in determining executive compensation described above, the Committee annually reviews succession planning for the President and Chief Executive Officer, including planning in the event of an emergency or retirement. The Bank’s succession planning process involves: identifying critical senior leadership roles; assessing the capabilities of our executive officers; developing succession plans for all executive officer roles; and developing a leadership “pipeline” comprised of the Bank’s most talented individuals. Each year the President and Chief Executive Officer reviews the executive and senior management talent pools with the Human Resources and Management Compensation Committee. This review includes potential successors for the Chief Executive Officer and other senior executive roles.
          The Committee also annually reviews succession planning for senior management, including development and monitoring of senior management, and makes recommendations to the Board on succession planning. The Board appoints all members of senior management and annually reviews the succession plans for these positions. All members of the Committee are expected to have, or acquire within a reasonable period of time following their appointment, a thorough understanding of human resources and compensation issues. A report on the activities of the Committee during 2008, including the names of the Chair and Committee members, is included on pages 23 and 24 of this Proxy Circular.
Risk Review
 “The Committee considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework.”
The Board, through its Risk Review Committee, considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework. The Risk Review Committee approves corporate policies and risk limits that address the management of the risk and return associated with credit, market, liquidity, operational and business risk, and such other risk management controls as are considered by the Committee to be appropriate for prudent business practice. The Committee makes recommendations to the Board as to the exposure limits and risk-taking authority to be delegated by the Board to the President and Chief Executive Officer. It also reviews the methods and procedures established by management for control of key risks. A report on the activities of the Committee during 2008, including the names of the Chair and Committee members, is included on page 22 of this Proxy Circular.
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Assessment of Directors and Board
Committee Effectiveness
The Bank has instituted a variety of methods for assessing the effectiveness of the Board, its Committees, the Chairman of the Board, the Committee Chairs and the individual directors. The results of the assessments form the basis of recommendations to the Board on the appropriateness of the current mix of directors, improvements that can be made to Board processes and the continuing education needs of the Board.
Annual Assessment of Individual Directors
“Individual Directors evaluate each other.”
The Governance and Nominating Committee annually conducts a peer evaluation process to provide feedback to individual directors on their effectiveness. Assessment forms are provided to each director and the results are compiled by an outside consultant to ensure confidentiality. The survey requires that every director assess the contribution of each of his or her peers in relation to the standards of performance established in the Board Mandate, which sets out the personal and professional attributes and duties and responsibilities required of each director. The Chairman of the Board receives a copy of the scores for each individual director’s peer assessment and then meets with each director to discuss his or her peer assessment.
Annual Assessment of the Board
“Individual Directors evaluate the Board.”
The Governance and Nominating Committee also conducts an annual evaluation of the effectiveness of the Board through surveys completed by each director. This evaluation also includes annual one-on-one interviews between each director and the Chairman of the Board, which cover the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, strategic direction and process, and takes into account the duties and responsibilities enumerated in the Board Mandate.
Annual Assessment of Board Committees
“Individual Committee Members evaluate Board Committees.”
The Governance and Nominating Committee conducts an annual evaluation of the effectiveness of the Board Committees. The evaluation process is similar to that for the Board as a whole. It covers, among other things, the views of each director on the operation of the Committees, the adequacy of information provided to Committee members and agenda planning for Committee meetings, and takes into account the relevant Committee Charters. A separate evaluation is conducted for each Committee of the Board.
Annual Assessment of the Chairman of the Board
“Individual Directors evaluate the Chairman of the Board.”
The Governance and Nominating Committee also conducts an annual evaluation of the effectiveness of the Chairman of the Board which takes into account the attributes enumerated in the Chairman’s position description. The Governance and Nominating Committee seeks input from each director and reviews the results with the Board and the Chairman of the Board.

Annual Assessment of Committee Chairs
 “Individual Committee Members evaluate Board Committee Chairs.”
The Governance and Nominating Committee annually conducts a peer evaluation with each Committee member to provide feedback to their respective Committee Chairs on their effectiveness and their contribution to their Committees in relation to the standards of performance established in the Committee Chair position description. The Chairman of the Board discusses the results with each Committee Chair individually.
Strategic Planning
 “The annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the Bank’s strategic plans.”
The Board reviews and approves the Bank’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups. An annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the strategic plans. It also provides an opportunity for directors to give constructive feedback to management on the Bank’s strategic plans and the format of the session itself. The feedback from directors and management (which is also sought) is a key input in planning for the next year’s session. Directors also receive a strategic update on the progress of each of the principal business groups partway through the fiscal year.
Communication Policy
 “The Disclosure Committee is responsible for reviewing all annual and interim filings and ensuring the timely public release of material information relating to the Bank.”
The Board, through its Risk Review and Audit committees, has approved a Disclosure Policy covering the timely dissemination of all material information. The policy, which is reviewed annually, establishes consistent guidance for determining what information is material and how it should be disclosed to avoid selective disclosure and to ensure that material information is widely disseminated. The Bank also has a Disclosure Committee comprised of members of senior management and chaired by the Interim Chief Financial Officer. The Disclosure Committee is responsible for reviewing all annual and interim filings and ensuring the timely public release of material information relating to the Bank. The Interim Chief Financial Officer makes the final determination as to what information is material and must be publicly disclosed.
          To support the certifications by the President and Chief Executive Officer and the Interim Chief Financial Officer of the Bank on the adequacy of the Bank’s financial disclosure, the Bank has a sophisticated representation process. Each quarter as well as on an annual basis, almost 100 of the enterprise’s most senior executives are required to make certain representations to the Bank’s Chief Accountant including that any potentially material issues they are aware of have been escalated to the Chief Accountant in accordance with the Bank’s financial governance process. Their representations are tailored to the executive’s area of competence, which the Bank believes reinforces the importance placed on the individual’s response.
          The Bank seeks to communicate with its shareholders and other stakeholders through a variety of channels, including the annual report, proxy circular, quarterly reports, annual information form, news releases, web site and industry conferences. Shareholder feedback is received through one-on-one or group meetings with institutional shareholders, as well as through informal surveys conducted by the Bank’s Investor Relations department. Feedback from retail shareholders is generally received by e-mail or telephone. Shareholder concerns are addressed promptly by the Investor Relations or Corporate Secretary’s departments. Wherever possible, appropriate changes are made in response to these concerns. Page 43 of the Proxy Circular contains the contact details for shareholders who wish to communicate directly with the Board.
Compliance with NYSE Standards
Our governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE standards. The NYSE standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX rules only require shareholder approval of equity compensation plans that involve newly issued securities. In addition, the TSX rules require that equity compensation plans that do not provide for a fixed maximum number of securities to be issued must be approved by shareholders every three years. If the Plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders, an increase in any fixed maximum number of securities to be issued under the Plan, an amendment to the amendment procedure or where the Plan provides that the amendment is subject to shareholder approval. At the 2007 annual meeting, shareholders approved an amendment to our Stock Option Plan to specify which amendments require shareholder approval.
Bank of Montreal Proxy Circular    |    49

Appendix A – Board Mandate

Purpose
The Board is responsible for the stewardship of the Bank and supervising the management of the business and affairs of the Bank.
Members
At least two-thirds of the Directors shall be resident Canadians and no more than two-thirds of the Directors shall be “affiliated” with the Bank for the purpose of the Bank Act. At least a majority of Directors shall be “independent” under the Bank’s Independence Standards as approved by the Board.
Responsibilities and Duties
The Board shall, either directly or through its Committees, be responsible for performing the duties set out in this Board Mandate and shall perform such other duties as may be necessary or appropriate in order for it to fulfill its stewardship responsibilities. In carrying out its duties the Board shall take into account the recommendations of its Committees, as applicable.
Culture of Integrity
The Board is responsible for promoting a culture of integrity at the Bank and in fulfilling this responsibility shall:
•	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

•	approve FirstPrinciples, the Bank’s code of business conduct and ethics; and

•	be responsible for monitoring compliance with FirstPrinciples and granting any waivers (as appropriate) from FirstPrinciples for the benefit of the Bank’s directors and executive officers.
Strategic Planning
The Board is responsible for overseeing the Bank’s strategic planning and in fulfilling this responsibility shall:
•	approve the Bank’s strategic planning process and annually approve a strategic plan which takes into account, among other things, the opportunities and risks of the Bank’s business and emerging trends and the competitive environment in the industry;

•	approve all major corporate decisions and transactions;

•	review and approve the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

•	monitor the implementation and effectiveness of the Bank’s approved strategic and operating plans.
Identification and Management of Risks
The Board is responsible for overseeing the identification and management of the principal risks of the Bank’s businesses and in fulfilling this responsibility shall:
•	identify the principal risks of the Bank’s businesses and ensure the implementation of appropriate systems to manage these risks; and

•	review the processes that ensure respect for and compliance with applicable legal and regulatory requirements.
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Internal Controls
The Board is responsible for overseeing the Bank’s internal controls and in fulfilling this responsibility shall:
•	approve the Bank’s internal controls and management information systems and monitor their integrity and effectiveness; and

•	review reports provided by management on the effectiveness of internal control over financial reporting.
Succession Planning and Evaluation of Management Performance
The Board is responsible for overseeing succession planning and the evaluation of senior management and in fulfilling this responsibility shall:
•	approve the Bank’s succession planning process including the appointment, training, monitoring and development of senior management;

•	establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer of the Bank and monitor progress against those expectations; and

•	appoint, and determine the compensation of, the Chief Executive Officer, and approve the appointment of all senior executive officers of the Bank.
Oversight of Communications and Public Disclosure
The Board is responsible for overseeing communication and public disclosure and in fulfilling this responsibility shall:
•	review and approve the Bank’s annual and quarterly financial statements and management discussion and analysis, financial results press releases, annual information form, proxy circular, prospectuses, and any other public disclosure document that requires Board approval;

•	approve the Bank’s disclosure policy that ensures timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines; and

•	monitor feedback received by the Bank from stakeholders.
Governance
The Board is responsible for overseeing the Bank’s corporate governance policies and practices and in fulfilling this responsibility shall:
•	appoint the Chairman of the Board;

•	conduct an annual performance evaluation of the Chairman of the Board taking into account the Chairman’s position description;

•	approve the compensation of the Chairman of the Board;

•	establish appropriate structures and procedures to allow the Board to function independently of management;

•	develop the Bank’s approach to corporate governance, including maintaining a set of corporate governance principles and guidelines that are specifically appropriate to the Bank;

•	approve selection criteria for identifying director candidates taking into account the competencies and skills the Board as a whole should possess;

•	nominate directors for election to the Board at the Annual Meeting of Shareholders taking into account the competencies and skills each existing Director possesses and the selection criteria approved by the Board;

•	approve the Director Independence Standards;

•	approve the process for the orientation and continuing education of new Directors;

•	establish Board Committees and define their mandates to assist the Board in carrying out its duties and responsibilities;

•	undertake a regular evaluation of the Board, its Committees and individual Directors, and review the composition of the Board and its Committees with a view to the effectiveness, contribution and independence of the Board and its members;

•	consider annually the appropriate size of the Board with a view to facilitating effective decision-making;

•	develop and approve position descriptions for the Chairman of the Board, the Chair of each Committee and, together with the Chief Executive Officer, a position description for the Chief Executive Officer;

•	approve and adhere to the Bank’s Board Approval/Oversight Guidelines which set out the roles and responsibilities of the Board and management; and

•	review and recommend changes to the Board Policies.
Director Expectations and Responsibilities
Each Director must act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and responsibilities set out below are a framework to guide Directors in their participation on the Board and Committees of the Board, thereby enabling the Board as a whole to fulfill its duties and responsibilities. Principal duties and responsibilities include:
1.	assuming, with the other Directors, the stewardship role of supervising the management of the business and affairs of the Bank;

2.	understanding BMO Financial Group’s vision, strategies and objectives;

3.	becoming knowledgeable about the Bank’s businesses, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives within a reasonable time of joining the Board;

4.	acting in the highest ethical manner and with integrity in all personal, business and professional dealings and confirming compliance with FirstPrinciples, the Bank’s code of business conduct and ethics;

5.	understanding the Bank’s current corporate governance policies and practices, this Board Mandate, Board Policies and the Charters of Committees of the Board on which he or she serves;

6.	preparing thoroughly for each Board and Committee meeting by reviewing the materials provided and requesting, as appropriate, clarification or additional information in order to fully participate in Board deliberations, probing and, as appropriate, challenging management, making informed business judgments and exercising oversight;

7.	attending all Board and Committee meetings and actively participating in deliberations and decisions. Informing themselves of significant matters dealt with at meetings not attended;

8.	preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Bank and disclosing details of any such conflicting interests should they arise;

9.	voting on all matters requiring a decision of the Board or its Committees except where a conflict of interest may exist;

10.	maintaining the confidentiality of Bank information and Board deliberations;

11.	maintaining agreed-upon level of equity investment in the Bank to ensure proper alignment with its long-term interests; and

12.	acting independently of management (for Directors who are not members of management).
Director Attributes
The Board believes that the following characteristics and traits are necessary in order for Directors to execute their duties and responsibilities. The Board expects that the Directors shall:
Integrity and Accountability
•	demonstrate high ethical standards and integrity in their personal, business and professional dealings;

•	understand the role, responsibilities, expectations and legal duties of a director;

•	be willing to be accountable for and be bound by Board decisions;

•	avoid potential or actual conflicts of interests;
Informed Judgment
•	provide wise counsel on a broad range of issues, through knowledge of business and banking and experience with local, national and international business issues;

•	be able to think strategically about complex issues;

•	proactively apply their own knowledge, experience and expertise to issues;

•	have a track record of achievement and of making good business decisions;

•	be available to prepare for and attend Board meetings;
Financial Literacy
•	demonstrate a high level of financial literacy, including the ability to read financial statements and use financial ratios and other indices to evaluate the Bank’s performance;
Communication Skills
•	be open to others’ opinions and be willing to listen;

•	take initiative to raise tough questions and encourage open discussion;

•	communicate persuasively, assertively and logically;
Teamwork
•	work effectively with others and manage conflict constructively;
Independence
•	be able to act independently of management; and

•	be willing to take a stand, even if it is contrary to prevailing opinion.

Communication with Directors
Shareholders and other stakeholders may communicate directly with Directors through the Chairman of the Board by writing to:
Chairman of the Board of Directors
BMO Financial Group
P.O. Box 1, First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1
Bank of Montreal Proxy Circular    |    51

Schedule 2 – Shareholder Proposals

Meritas Financial Inc. (Meritas), c/o Suite 1200, 1166 Alberni Street, Vancouver, British Columbia V6E 3Z3, has submitted a proposal. This proposal and Meritas’ supporting comments are set out verbatim, in italics, below:
Proposal No. 1
RESOLVED, that shareholders of Bank of Montreal urge the board of directors to adopt a policy that Bank of Montreal’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Bank of Montreal’s management, to ratify the report of the Human Resources and Management Compensation Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.
Shareholder’s Explanation:
SUPPORTING STATEMENT:
Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However disclosure, no matter how detailed, does not allow shareholders to provide any input on the decisions that have been made.
          Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote will provide shareholders with an opportunity to register their views on all elements of executive compensation.
          For many years, shareholders of Canadian issuers have had the opportunity to consider and vote on the adoption of stock-based compensation plans and many types of amendments made to them after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.
          Currently, shareholders who do not support some or all aspects of the corporation’s executive compensation package can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.
          An advisory vote on compensation was introduced in the United Kingdom in 2002. According to research compiled by Deloitte, in reported vote results from U.K. shareholder meetings held between 2002 and 2007, only 64 of 593 companies indicated that more than 20% of shareholders did not support the directors’ executive compensation report. Yet significant positive changes to executive compensation have been noted. According to corporate governance expert Stephen Davis, Deloitte found that there has been a significant increase in the amount of total incentive pay “with meaningful performance conditions attached” in the advent of the institution of the advisory vote In the U.K.(1)
          The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholders to provide issuers with their views of those decisions.

(1)	Stephen Davis, “Does ‘Say on Pay’ Work?”, Policy Briefing No. 1, Millstein Centre for Corporate Governance and Performance, Yale School of Management, 2007, p. 11.

(2)	Survey of 280 corporate directors and members of the Canadian Coalition for Good Governance conducted by McKinsey & Co and HRI Corporation in the fall of 2004.
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THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank received a similar proposal last year. Although the proposal was not adopted by the shareholders, the Board recognizes the level of support that it did receive (35% in favour). The Board undertook to review the issues again in light of the importance of this matter.
          In considering this proposal, directors have met with shareholders and governance advocates to gain their insights. The Board recognizes that the development and ongoing operation of the Bank’s executive compensation plans is complex and balances many factors in addressing the competitive needs of the Bank. The Board believes that the current approach to overseeing executive compensation ensures shareholder interests are addressed and appropriately balances the interests of shareholders and the need for flexibility to address competitive conditions.
          The Board believes that the directors, through the Human Resources and Management Compensation Committee of the Board (the “HRMCC”), is in the best position to oversee the senior executive compensation arrangements at the Bank. The HRMCC, which is comprised entirely of independent directors, has full access to the necessary information and has the benefit of external professional guidance and their own relevant experience to make the appropriate decisions. As part of the process to ensure the integrity and independence of the process for executive compensation, the HRMCC engages its own compensation advisor and reviews at least annually the compensation levels and performance criteria of executives in similar positions with comparable organizations in Canada and the United States. The Executive Compensation Discussion and Analysis starting on page 25 of the Proxy Circular provides comprehensive disclosure on the Bank’s executive compensation arrangements. This Report is extensive, covering detailed disclosure on many aspects of executive compensation.
          Given the strong culture of independent oversight by the Board with regard to executive compensation matters and the comprehensive disclosure provided to shareholders, the Board believes a “say on pay” vote as proposed would not be in the best interests of the Bank and its shareholders and is recommending that shareholders vote against this proposal.
The Board recommends that shareholders vote against Proposal No. 1.

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82, Sherbrooke Street West, Montreal (Québec) H2X 1X3, has submitted four proposals. An English translation of these proposals and MÉDAC’s supporting comments are set out in full, in italics, below:
Proposal No. 2
Shareholders’ advisory vote on senior executive compensation policy
It is proposed that the Board of Directors adopt a governance rule stating that senior executive compensation policy be submitted to a shareholders’ advisory vote.
Shareholder’s Explanation:
Rationale
Currently, shareholders cannot express their views on the senior executive compensation policies (including the percentage of variable compensation and its value under various scenarios regarding the increases in share price, sales or net income, as applicable). Executive compensation reach heights that surprise even the most seasoned observers. According to a McKinsey/HRI/ CCGG(2) Canadian survey, some 40% of directors believe that the compensation of chief executive officers is too high and 65% of investors are of the same opinion. It is unacceptable for members of our Mouvement and a number of citizens that compensation of executive officers continue to grow at an exponential rate while that of average employees hardly follows inflation rate. According to a study by the Canadian Centre for Policy Alternatives published in early 2008 on the compensation of the 100 most highly paid CEOs of listed corporations, the ratio of the compensation of such CEOs to that of the average employee now reaches 200:1 while ten years ago it merely was 104:1. Nothing can warrant such a spread and there are a lot of good reasons to reverse the trend of recent years.
          We acknowledge that it is a duty of the Board of Directors to fix executive compensation. That is why we advocate an advisory vote (“Say on Pay”) so that the Board of Directors can get shareholders opinion on its policy. The strategic watch that we are conducting on this issue shows that in many countries rules have been adopted to provide shareholders with a right of review over fundamental compensation policies and plans for corporate executives. Since 2003 in the United Kingdom and 2004 in Australia, compensation policies of listed corporations are subject to an advisory vote, while the Netherlands (2004), Sweden (2005) and Norway (2007) go even further, making such a vote binding. Such acknowledgment of this shareholders right concerning the compensation policy is also included in the OECD’s Principles of Corporate Governance.
          Let’s also mention that such a proposal received on average in Canada the support of 40.3% of shareholders during the last annual general meetings of the banks in 2008. The Corporation now has the opportunity to prove its awareness of shareholders concerns before such a policy is imposed by regulatory authorities.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
This proposal is essentially the same as shareholder proposal No. 1 submitted by Meritas Financial Inc. on page 52. As indicated in the response to that shareholder proposal, the Bank received a similar proposal last year.
          Although the proposal was not adopted by the shareholders, the Board recognizes the level of support that it did receive (35% in favour). The Board undertook to review the issues again in light of the importance of this matter.
          In considering this proposal, directors have met with shareholders and governance advocates to gain their insights. The Board recognizes that the development and ongoing operation of the Bank’s executive compensation plans is complex and balances many factors in addressing the competitive needs of the Bank. The Board believes that the current approach to overseeing executive compensation ensures shareholder interests are addressed and appropriately balances the interests of shareholders and the need for flexibility to address competitive conditions.
          The Board believes that the directors, through the Human Resources and Management Compensation Committee of the Board (the “HRMCC”), is in the best position to oversee the senior executive compensation arrangements at the Bank. The HRMCC, which is comprised entirely of independent directors, has full access to the necessary information and has the benefit of external professional guidance and their own relevant experience to make the appropriate decisions. As part of the process to ensure the integrity and independence of the process for executive compensation, the HRMCC engages its own compensation advisor and reviews at least annually the compensation levels and performance criteria of executives in similar positions with comparable organizations in Canada and the United States. The Executive Compensation Discussion and Analysis starting on page 25 of the Proxy Circular provides comprehensive disclosure on the Bank’s executive compensation arrangements. This Report is extensive, covering detailed disclosure on many aspects of executive compensation.
          Given the strong culture of independent oversight by the Board with regard to executive compensation matters and the comprehensive disclosure provided to shareholders, the Board believes a “say on pay” vote as proposed would not be in the best interests of the Bank and its shareholders and is recommending that shareholders vote against this proposal.
The Board recommends that shareholders vote against Proposal No. 2.
Proposal No. 3
Presence of women on Board of Directors
Given that we now find equally between women and men a significant and diversified pool of experience and competence to meet the search profile for corporate directors positions, it is proposed that the Board of Directors adopt a policy requiring that 50% of the new nominees to the Board of Directors be women until parity between men and women is reached.
Shareholder’s Explanation:
Rationale
In October 2007, a Catalyst(3) survey of 500 of the largest American corporations showed that those who had the most women on their Board of Directors had better results in terms of profitability and sales. Even though the last thirty years have seen a growing number of women graduating from our learning institutions, very few organizations have reached parity between men and women on Boards of Directors and management teams. Indeed, the percentage of women on Boards of Directors has remained at approximately 10% for the last 20 years. Yet, women represent today a critical mass of talent in areas as diversified as finance, international trade, sound governance, risk management, compensation and other areas falling within the responsibility of Board of Directors. Organizations are therefore deprived of a significant pool of expertise and skills as well as a broader perspective on technological, financial or social issues that corporations have, and will have in the future, to face.
          Only few corporations have adopted a policy aiming to encourage the nomination of women to fill vacancies within their Board of Directors in order to reach a better balance. Unfortunately, there are not many. While acknowledging such awareness of the problem of women under representation within Boards of Directors, we ask that the corporation make a stronger commitment of reaching equality of representation by adopting the abovementioned policy.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
As stated in the Bank’s response to similar shareholder proposals in the last two years, the Bank is committed to taking a leading role in diversity and gender issues. The Bank’s response with respect to this shareholder proposal has not changed from the prior two years.
          The Bank has for many years established an advisory council to oversee enterprise-wide implementation of workplace equality initiatives. Currently, approximately 32% of executive positions at the Bank are held by women. The Bank’s leading role in promoting a diverse workforce and equitable workplace has been recognized externally with the receipt of a number of significant awards.
          At the Board level, the Governance and Nominating Committee of the Board, comprised entirely of independent directors, implements a selection and screening process to ensure that suitable candidates are identified and recommended to the Board. Currently, there are four women on the Board, which constitutes approximately one-quarter of the non-management directors. The Committee considers many issues in assessing candidates and recommending nominees to the Board. This includes determining the optimal Board size, the breadth and diversity of experience of candidates, the mix of skills and talents required for the overall effectiveness of the Board and its committees and the outside commitments that proposed candidates may already be under. The Board does not believe in establishing arbitrary percentages for the determination of its members given that the composition of the Board is dependent on many factors. The Board is, however, fully committed to ongoing review to ensure its members reflect a diverse and effective balance of skills and talents.
The Board recommends that shareholders vote against Proposal No. 3.

(3)	Catalyst, The Bottom Line, Corporate Performance and Women’s Representation on Boards. October 2007. Catalyst is a U.S. non-profit organization whose objective is to support women in reaching professional goals.
Bank of Montreal Proxy Circular    |    53

Schedule 2 — Shareholder Proposals (continued)
Proposal No. 4
Independence of members of the compensation committee
and of external compensation advisors
It is proposed that the Board of Directors adopt, for the members of the compensation committee and the external compensation advisors, the same independence policy as governs the members of the audit committee and the external auditors.
Shareholder’s Explanation:
Rationale
This proposal meets the best practices recommended by the Canadian Coalition for Good Governance as well as the Expert Commission of the Institute of Corporate Directors (ICD). Such formal independence would reassure shareholders as to the independence of the committee in the preparation of the compensation policy for executive officers. Such policy should include the following items:
-	the selection process for compensation advisors is the responsibility of the compensation committee, and such committee is the client;
-	the retained advisor(s) must obtain the largest share of their fees received from the Corporation for their advisory role to the compensation committee;
-	all fees paid are disclosed in the proxy circular;
-	the chief executive officer does not participate in the selection of the committee’s members nor in its dealings;
-	two-thirds of the members of the committee are not chief executive officers; and
-	executive officers do not participate in dealings regarding their compensation.
The management proxy circular shall include a statement from the members of the committee that the policies have been followed and, if not, it should include appropriate explanations.
          Such proposal takes into account the difficulty in establishing a compensation policy for executive officers that is at the same time rewarding, efficient and fair. Therefore, we ask that the compensation committee have as much powers as the audit committee. Also, the compensation advisors retained for such mandate should have the same independence towards senior management as external auditors. As mentioned by the Expert Commission of ICD, “the executive compensation and board-related work actually represents a relatively small part of their overall fee from any given corporate client. Thus, our recommendation is a representation of best practice and calls for the separation of board work from pension and other work, to ensure independence(4)”.
          The issue of executive officers compensation is all the more crucial since the amounts paid surprised even the most seasoned observers. For a significant change to take place, the members of the committee must meet the conditions necessary for real independence and be given access to advisors that are independent of management. It should be emphasized that the measures taken to increase the independence of audit committees have produced positive results.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Board already has arrangements in place to address the concerns expressed in this shareholder proposal.
          The Board’s Human Resources and Management Compensation Committee deals with executive compensation. All of the members of this Committee are “independent” within the meaning of the relevant Canadian Securities Administrators rules and U.S. laws and standards and are “unaffiliated” under the Bank Act.
          The Committee has sole authority to retain and terminate any external compensation advisor. The Committee regularly meets without management present, including when it meets with its executive compensation advisor. The Committee has adopted a number of practices

(4)	Institute of Corporate Directors, ICD Blue Ribbon Commission on the governance of executive compensation in Canada – final report, June 2007, p. 40.
to maintain the independence of its executive compensation advisor. The Committee annually reviews the advisor’s performance, independence and fees. The Committee also requires the advisor to obtain approval before providing other services to the Bank. The Committee will not give its approval if these services could compromise the advisor’s independence in carrying out its mandate for the Committee.
          The Committee discloses in the Proxy Circular the work the executive compensation advisor has performed for the Committee and any other services the advisor has performed for the Bank with the Committee’s approval. The Committee also discloses the amount of the advisor’s fees.
          Given the foregoing arrangements, this shareholder proposal is unnecessary for the Bank.
The Board recommends that shareholders vote against Proposal No. 4.
Proposal No. 5
Limitation in the number of directorships
It is proposed that the Board of Directors adopt a governance rule limiting at four (4) the number of boards upon which any director may sit.
Shareholder’s Explanation:
Rationale
In order for a director to fully perform his/her duties, he/she must be able to devote all of the required time thereto. Everybody acknowledges the crucial role played by the members of the Board of Directors and all agree on the growing complexity of the environment in which corporations operate. One way to ensure that the necessary time and energy of a director are available is to limit the number of directorships that he/she can accept. Some governance best practices codes fix the maximum number of directorships. For example, in the United States, the National Association of Corporate Directors (NACD) suggests that a CEO or other executive officer should not sit on more than one or two boards of directors in addition to the position he/she holds within the Corporation. For professional directors (whose only occupation is to sit on board of directors), the NACD recommends a maximum of five or six directorships. In the United Kingdom, the Combined Code recommends that the chairman of a FTSE 100 corporation should not sit on the board of directors of another corporation. In France, a director cannot sit on more than five boards of directors of corporations that are headquartered in France. In Canada, Share recommends that directors who sit on five boards of directors or more or are members of the management team of another corporation abstain from voting.
          Sound governance practices recommend a limited number of directors (from 9 to 11) and the creation of special board committees (governance, risk management, in addition to audit committee, human resources committee, compensation committee, etc.), increasing thereby the duties of each board member. The growing complexity of issues also requires more and more time from directors.
          It is important that the Board of Directors acknowledge such developments and adopt a policy to limit the number of directorships that each of its members can accept outside the Corporation to ensure their efficiency.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Board believes the Bank achieves strong director performance through the Bank’s selection, orientation, continuing education and evaluation processes for directors. The Board does not believe that an arbitrary rule limiting the number of directorships would improve director performance.
          The Board’s Governance and Nominating Committee implements a selection and screening process to ensure that suitable director candidates are identified and recommended to the Board. The Committee considers many factors in carrying out this process, including whether or not a candidate can devote sufficient time and resources to the candidate’s duties as a Board member. Before agreeing to join the Board, new directors are given a clear indication of the workload and time commitment of the position. The Committee ensures that there is a comprehensive orientation

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program for new directors that also emphasizes the commitment of time and resources that the Bank expects from its directors. The Committee provides continuing education for directors so they maintain or enhance their skills and abilities and remain current in their knowledge and understanding of the Bank’s business.
     The Governance and Nominating Committee also administers a process for assessing the contribution of individual directors. This assessment includes reviewing each director’s attendance record to ensure that all directors met the requirement to attend at least 75% of all meetings that they are required to attend during the year.
     The Proxy Circular discloses the number of public directorships held by each director of the Bank and the director’s attendance record.
The Board recommends that shareholders vote against Proposal No. 5.

Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, 519-574-0252, bobverdun@rogers.com, has submitted four proposals. These proposals and Mr. Verdun’s supporting comments are set out verbatim, in italics, below:
Proposal No. 6
Proposal A: Fundamental review of executive compensation
The shareholders recommend to the Board of Directors that it undertake a comprehensive review of executive compensation to ensure that incentives do not encourage extreme risks, and that bonuses are paid out only when long-term performance has been proven to be sound and sustainable. This review should lead to new policies to place before the shareholders for approval in one year’s time.
Shareholder’s Explanation:
The massive collapse of financial institutions that took place in September 2008 is due to many factors, but it is clear that misguided executive compensation policies were significantly responsible for the devastating insolvencies of banks, investment houses, and insurance companies. Appointment to a senior executive position in a financial institution should be regarded as a privilege, and the duties should be executed with the highest possible standards of responsibility and ethics. Long-term performance and stability must be priorities. In the opinion of many shareholders, current executive compensation is excessive, and provides the wrong kind of incentive. Stock options, in particular, can encourage executives to make risky decisions in search of short-term gains that will drive up the share price. The comprehensive review should consider a cap on current cash compensation at a level that allows executives to live comfortably, but without distracting them from the job of managing the bank. Any additional compensation should be in a form that is not received by the executive until after retirement. My suggestion is that it should be payable over a period of at least 60 months, beginning one full year after retirement. Moreover, this compensation (likely in the form of restricted share units) should be fully retractable in the case of significant failures due to wrong decisions having been made by the affected executives. The details shall be worked out by the Board of Directors.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
A comprehensive review of all components of the Bank’s executive compensation program was completed in 2007 for implementation in 2008. This review was led by the Board’s Human Resources and Management Compensation Committee, which is comprised entirely of independent directors.
     The primary objectives of that review were to: (a) ensure that the program was optimally designed and administered to drive top-tier performance, (b) link appropriate levels of pay to levels of performance to support the recruitment, retention and motivation of executive talent, and (c) align compensation practices with Bank strategies for maximizing shareholder value over the long term with appropriate regard to risk.
     This review resulted in making enhancements to the Bank’s executive incentive compensation plans and equity-based programs. Refinements were made to performance measures used in the various incentive plans. Both absolute performance and performance relative to peers are explicit in the measures. Non-financial features of equity-based programs were also assessed and refinements made in light of changes to market practice and to balance executive and shareholder interests.
     While most of the senior executives in BMO Capital Markets are covered in the above review, management is also undertaking a further review of compensation programs for all professionals in BMO Capital Markets. The primary objectives of this review are to ensure the programs are designed and administered to drive top-tier performance and align with the Bank’s strategy for maximizing shareholder value over the long term with appropriate regard to risk.
     Executive compensation and its alignment to performance will remain a key area of focus for the Board. A detailed description of this focus is set out in the Executive Compensation Discussion and Analysis starting on page 25 of the Proxy Circular. The actions taken by the Board to ensure that the Bank’s executive compensation arrangements align with the Bank’s performance objectives and risk profile are appropriate.
The Board recommends that shareholders vote against Proposal No. 6.
Proposal No. 7
Proposal B: Short-selling to be thoroughly reviewed
The shareholders recommend to the Board of Directors that a comprehensive review be undertaken with respect to short-selling. If warranted, the Board shall bring forward a policy for consideration by the shareholders, and, if necessary, for submission to the legislators and regulators.
Shareholder’s Explanation:
The spectacular collapse of financial institutions in the United States and elsewhere in September 2008 was aggravated by short-selling, which had to be temporary halted by the regulators. This raises the obvious question of whether short-selling should ever be allowed. Short-selling is a practice whereby an investor “borrows” shares that belong to someone else, without the expressed permission of the actual owner. These shares are then sold into the market in the expectation that the share price will decline, the investor intending to buy back the shares at a profit in order to restore them to the original owner. This practice results in the same shares residing in two different accounts at the same time! That is, they are still shown as being in the account of the original owner (who is not informed that they have been borrowed) while also being in the account of the person who buys them from the short-seller. The result looks suspiciously like fraud! The entire process creates a glut of shares on the market, and has the obvious effect of placing downward pressure on the share price. It becomes a self-fulfilling prophecy if enough short-sellers enter the market. Even if the company was strong and healthy, short-sellers can seriously damage its market value. It is obviously not in the best interests of the original owners to allow their shares to be borrowed and sold for the purpose of driving down their value, so how is it possible for a broker to do something that appears to be unethical, and a violation of the broker’s fiduciary duty to the original owner? Thus, a comprehensive review is required, and may require this bank’s brokerage operations to cease all short-selling on a permanent basis – in addition to whatever recommendations are appropriate for the legislators and regulators for industry-wide reforms.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
Regulators and legislators are charged with oversight of short-selling practices. Currently, a number of regulatory restrictions are in place with respect to shares of the Bank. For example, the Bank Act generally restricts any insider from undertaking short sales of the Bank’s shares, which includes any director or officer of the Bank or its affiliates. The Bank’s brokerage business is fully compliant with short-selling requirements applicable to its operations. Any broader industry-wide review
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Schedule 2 – Shareholder Proposals (continued)
of short-selling practices is properly undertaken by regulators and legislators. It is not in the best interests of the Bank or its shareholders to require the Bank to undertake such a review.
The Board recommends that shareholders vote against Proposal No. 7.
Proposal No. 8
Proposal C: Director recruitment policies to be reviewed
The shareholders recommend to the Board of Directors that it review its policies on director recruitment, especially with regard to the number of current and former Chief Executive Officers of other corporations who are nominated.
Shareholder’s Explanation:
Executive compensation policies were clearly a major factor in the collapse of several major financial institutions during September 2008. The time is ripe for a review of the ideal qualifications for candidates for the Board of Directors. If the Board is dominated by current and former CEOs, it is inevitable that executive compensation will continue to be generous, and overly reliant on the good judgement of the recipients not to engage in risky decision-making for the purpose of generating short-term spurts in share values. The review of policies on director recruitment shall consider how to find more qualified candidates for the Board whose first allegiance is to fellow shareholders.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Board’s Governance and Nominating Committee, which is comprised entirely of independent directors, implements a selection and screening process to identify suitable director candidates for recommendation to the Board. The Committee considers numerous issues in assessing candidates and recommending nominees to the Board, including the competencies and skills the Board as a whole should have and the competencies and skills of each current director and candidate. The Committee is charged with identifying director candidates who have the requisite integrity, diversity, knowledge, skill, experience and judgment to meet the Board’s selection criteria. The Committee identifies any additional skill sets deemed beneficial when assessing candidates in light of the opportunities and risks facing the Bank. Chief executive officers are very often sought-after candidates because of their leadership ability and experience and the Board believes its nominating process should continue to include such candidates.
The Board recommends that shareholders vote against Proposal No. 8.
Proposal No. 9
Proposal D: Annual meetings to be coordinated
Effective in 2009, the management of Bank of Montreal shall ensure that the annual general meeting does not conflict with the similar meetings of the Bank’s principal competitors.
Shareholder’s Explanation:
It is desirable to encourage analysts, journalists, and investors to attend the annual general meeting of shareholders. For many years, it was usually possible for a person to attend all of the major bank AGMs, but this has changed recently. This year, Bank of Montreal is holding its meeting in St. John’s, Newfoundland, at the same time as Bank of Nova Scotia shareholders are meeting in Halifax. The latter meeting was scheduled and announced far in advance. Indeed, Scotiabank has been holding its AGM on the first Tuesday of March for many years, and it is always held in Halifax on alternate years. It was a serious mistake for the management of Bank of Montreal to schedule this meeting at a time and place that conflicts with Scotiabank. This decision by Bank of Montreal management is evidence of either incompetence or insensitivity, and it is one of the reasons why this shareholder has a much larger investment in Scotiabank shares rather than BMO shares, despite the fact that I have the majority of my banking and brokerage services with BMO.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank’s Annual Meeting date is set having regard to the schedule for the release of the Bank’s quarterly results and the Bank’s Board of Directors meetings (which are set two years in advance). The Bank’s practice is to hold meetings of its Board of Directors on the fourth Tuesday of the month. For the Board meeting that is held immediately prior to the Annual Meeting of Shareholders, one extra week is added for the preparation associated with the meeting. It is desirable that as many as possible of the Bank’s shareholders attend the annual meeting and the Bank attempts to maintain a regular schedule to enable shareholders to plan accordingly. The Bank recognizes, however, that scheduling conflicts may occur with the annual meetings of the Bank’s competitors given that the Bank and its competitors have the same year end. Such conflicts are not intentional and not always avoidable. For those with a conflict who are unable to attend the Bank’s Annual Meeting of Shareholders in person, the Bank has made arrangements to participate electronically. The meeting is viewable by webcast and shareholder questions can be submitted to the meeting by e-mail. In 2010, the Bank’s Annual Meeting will be held on March 2, 2010.
The Board recommends that shareholders vote against Proposal No. 9.

Inhance Monthly Income Fund, c/o Suite 1200, 900 West Hastings Street, Vancouver, British Columbia V6C 1E5, has submitted a proposal which has been withdrawn based on the Bank’s confirmation as described below. The withdrawn proposal dealt generally with the Bank’s risk management procedures, tools and models related to the carbon market.
     The Bank has in place an enterprise-wide approach to the identification, measurement and management of a broad range of risks faced across the organization. This includes environmental risks such as carbon. As the carbon market develops, the Bank will use the appropriate level of diligence in assessing the risks associated with that market both with respect to the impact on clients as well as on the Bank directly.

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